UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND

FOR THE YEARS THEN ENDED

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
Albares	Albares Renovables Argentina S.A.
APCO Oil	APCO Oil & Gas international Inc
BCBA	Bolsa de Comercio de Buenos Aires
BLL	Bodega Loma La Lata S.A.
BO	Official Gazette
ByMA	Bolsas y Mercados Argentinos
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de inversiones de energía S.A.
CINIIF	International Financial Reporting Interpretations Committee
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNCD	Comisión Nacional de Defensa de la Competencia
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores – Argentine Securities Commisssion
Corod	Corod Producción S.A.
CPB	Central Piedra Buena S.A.
CPD	Own Distribution Costs
CPF	Compromiso Previo de Fusión
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CVP	Corporación Venezolana de Petróleo S.A.
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DMC	Disponibilidad Mínima Comprometida
DR	Disponibilidad Registrada
EASA	Electricidad Argentina S.A.
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
Eg3 Red	Eg3 Red S.A.
EGSSA	EMDERSA Generación Salta S.A.
EMES	Emes Energía Argentina LLC
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	Ente Nacional Regulador del Gas
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
FGS – ANSES	Fondo de Garantía de Sustentabilidad – Administración Nacional de la Seguridad Social
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
Foundation	Pampa Energía Foundation committed to education (Foundation)
GE	General Electric
Greenwind	Greenwind S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
GUMA, GUME, GUDI	Gran Usuario Mayor, Gran Usuario Menor, Gran Usuario del Distribuidor
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HA	Historical Availability
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours Power Compensation
IASB	International Accounting Standards Board
IEASA	IEASA S.A.
IGMP	Minimum Notional Income Tax
IGJ	Inspección General de Justicia - General Inspection of Justice
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
IPIM	Índice de Precios Internos al por Mayor
LNG	Liquefied Natural Gas
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MECON	Ministry of Economy
MEyM	Ministry of Energy and Mining
MMC	Cost Monitoring Mechanism
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
MTO	Mandatory Tender Offer

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OED	Organismo Encargado del Despacho
Oldelval	Oleoductos del Valle S.A.
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PDVSA	Petróleos de Venezuela S.A.
PEB	Pampa Energía Bolivia S.A. (Ex “PBI” - Petrobras Bolivia Internacional S.A.)
PEISA	Petrobras Energía Internacional S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PPSL	Petrobras Participaciones S.L.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RA	Recorded Availability
Refinor	Refinería del Norte S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
RTI	Tariff Structure Review
RTT	Temporary Tariff Regime
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SADI	Argentine Interconnection System
SE	Secretary of Energy
SEC	Security and Exchange Comission
SEE	Secretary of Electrical Energy
SIGEN	National Comptroller Office
SSN	Superintendencia de Seguros de la Nación
ST	Secretary of Labor
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TV	Vapor Turbine
UMA	Undertaken Minimum Availability
US$	U.S. dollar
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VAD	Valor Agregado de Distribución
VAT	Value Added tax
VCP	Short-term securities
VRD	Debt Securities
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
WEBSA	World Energy Business S.A.
YPF	YPF S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2017	12.31.2016
ASSETS
NON-CURRENT ASSETS
Investments in joint ventures	8	4,930	3,699
Investments in associates	9	824	787
Property, plant and equipment	10	41,214	41,001
Intangible assets	11	1,586	2,103
Other assets		2	13
Financial assets at fair value through profit and loss	12	150	742
Financial assets at amortized cost	13	-	62
Deferred tax assets	14	1,306	1,232
Trade and other receivables	15	5,042	4,469
Total non-current assets		55,054	54,108

CURRENT ASSETS
Other assets		-	1
Inventories	16	2,326	3,360
Financial assets at fair value through profit and loss	12	14,613	4,188
Financial assets at amortized cost	13	25	23
Derivative financial instruments		4	13
Trade and other receivables	15	19,145	14,144
Cash and cash equivalents	17	799	1,421
Total current assets		36,912	23,150
Assets classified as held for sale	1.5	12,501	19
Total assets		104,467	77,277

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (Continuation)

	Note	12.31.2017	12.31.2016
SHAREHOLDERS´ EQUITY
Share capital	18	2,080	1,938
Share premium		5,818	4,828
Treasury shares	18	3	-
Treasury shares cost	45	(72)	-
Legal reserve		300	232
Voluntary reserve		5,146	3,862
Other reserves		140	135
Retained earnings (Acumulated losses)		3,243	(11)
Other comprehensive income		252	70
Equity attributable to owners of the company		16,910	11,054
Non-controlling interest		3,202	3,020
Total equity		20,112	14,074

LIABILITIES
NON-CURRENT LIABILITIES
Trade and other payables	19	6,404	5,336
Borrowings	20	37,126	15,286
Deferred revenue	21	195	200
Salaries and social security payable	22	120	94
Defined benefit plans	24	992	921
Deferred tax liabilities	14	1,526	3,796
Income tax and minimum notional income tax provision	23	863	934
Taxes payables	25	366	306
Provisions	26	4,435	6,267
Total non-current liabilities		52,027	33,140

CURRENT LIABILITIES
Trade and other payables	19	18,052	12,867
Borrowings	20	5,840	10,686
Deferred revenue	21	3	1
Salaries and social security payable	22	2,154	1,745
Defined benefit plans	24	121	112
Income tax and minimum notional income tax provision	23	943	1,454
Taxes payables	25	1,965	2,392
Derivative financial instruments		82	-
Provisions	26	798	806
Total current liabilities		29,958	30,063
Liabilities associated to assets classified as held for sale	1.5	2,370	-
Total liabilities		84,355	63,203
Total liabilities and equity		104,467	77,277

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2017	12.31.2016

Revenue	27	50,347	25,110
Cost of sales	28	(34,427)	(20,153)
Gross profit		15,920	4,957

Selling expenses	29	(2,904)	(2,132)
Administrative expenses	30	(4,905)	(3,628)
Exploration expenses	31	(44)	(94)
Other operating income	32	3,388	4,164
Other operating expenses	32	(2,951)	(1,876)
Reversal of impairment of property, plant and equipment	5.1.1	461	-
Reversal of impairment of intangible assets	5.1.1	82	-
Share of profit from joint ventures	8	1,064	105
Share of profit from associates	9	44	7
Income from the sale of subsidiaries	1.5	-	480
Operating income		10,155	1,983

Finance income	33	1,432	849
Finance costs	33	(5,112)	(4,277)
Other financial results	33	(2,266)	(80)
Financial results, net		(5,946)	(3,508)
Profit (loss) before income tax		4,209	(1,525)
Income tax and minimum notional income tax expense	14	1,367	1,201
Profit (Loss) of the year from continuing operations		5,576	(324)
Profit of the year from discontinued operations	1.5	94	72
Profit (loss) of the year		5,670	(252)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	24	1	(30)
Income tax	14	-	10
Share of loss from joint ventures	8	(6)	(5)
Items that may be reclassified to profit or loss
Exchange differences on translation		(93)	(15)
Income tax		-	(12)
Other comprehensive income of the year from continuing operations, net of tax		(98)	(52)
Other comprehensive income of the year from discontinued operations	1.5	603	249
Total comprehensive income (loss) of the year		6,175	(55)

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

	Note	12.31.2017	12.31.2016
Total income (loss) of the year attributable to:
Owners of the company		4,606	(11)
Non - controlling interest		1,064	(241)
		5,670	(252)

Total income (loss) of the year attributable to owners of the company:
Continuing operations		4,623	(93)
Discontinued operations		(17)	82
		4,606	(11)

Total comprehensive income (loss) of the year attributable to:
Owners of the company		4,788	90
Non - controlling interest		1,387	(145)
		6,175	(55)

Total comprehensive income (loss) of the year attributable to owners of the company:
Continuing operations		4,522	(142)
Discontinued operations		266	232
		4,788	90

Earnings per share attributable to the equity holders of the company during the year
Basic and diluted earnings (loss) per share from continuing operations	34	2.3455	(0.0536)
Basic and diluted (loss) earnings per share from discontinued operations	34	(0.0086)	0.0472
Total basic and diluted earnings (loss) per share	34	2.3369	(0.0063)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company				Retained earnings						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2015	1,696	1,111	-	-	51	978	120	(31)	3,065	6,990	1,391	8,381

Constitution of legal reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	153	-	-	-	(153)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	-	2,912	-	-	(2,912)	-	-	-
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	7,869	7,869
Sale of interest in subsidiaries	-	-	-	-	-	-	3	-	-	3	1	4
Dividends provided for or paid	-	-	-	-	-	-	-	-	-	-	(82)	(82)
Recomposition of legal reserve - Shareholders’ meeting 11.17.2016	-	-	-	-	28	(28)	-	-	-	-	-	-
Public offer for the acquisition of subsidiaries' shares (Nota 1.2)	141	1,387	-	-	-	-	-	-	-	1,528	(4,260)	(2,732)
Merger with subsidiaries (Note 1.4)	101	2,330	-	-	-	-	-	-	-	2,431	(1,764)	667
Stock compensation plans (Note 45)	-	-	-	-	-	-	12	-	-	12	10	22
Loss for the year	-	-	-	-	-	-	-	-	(11)	(11)	(241)	(252)
Other comprehensive income for the year	-	-	-	-	-	-	-	101	-	101	96	197
Balance as of December 31, 2016	1,938	4,828	-	-	232	3,862	135	70	(11)	11,054	3,020	14,074

Constitution of legal reserve - Shareholders’ meeting 07.04.2017	-	-	-	-	68	-	-	-	(68)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 07.04.2017	-	-	-	-	-	1,284	-	-	(1,284)	-	-	-
Stock compensation plans (Note 45)	-	14	-	-	-	-	5	-	-	19	4	23
Acquisition of own shares (Note 45)	(3)	-	3	(72)	-	-	-	-	-	(72)	-	(72)
Merger with subsidiaries (Note 1.4)	145	976	-	-	-	-	-	-	-	1,121	(1,121)	-
Dividends provided for or paid	-	-	-	-	-	-	-	-	-	-	(88)	(88)
Profit for the year	-	-	-	-	-	-	-	-	4,606	4,606	1,064	5,670
Other comprehensive income for the year	-	-	-	-	-	-	-	182	-	182	323	505
Balance as of December 31, 2017	2,080	5,818	3	(72)	300	5,146	140	252	3,243	16,910	3,202	20,112

 (1) Includes the result of operations with non-controlling interests that not representing a loss of control and reserves for stock-based compensation plans

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2017	12.31.2016

Cash flows from operating activities:
Total profit (loss) for the year from continuing operations		5,576	(324)
Total profit (loss) for the year from discontinued operations		94	72
Adjustments to reconcile net profit (loss) to cash flows generated by operating activities:
Income tax and minimum notional income tax		(1,367)	(1,201)
Accrued interest		3,590	3,345
Depreciations and amortizations	28, 29 and 30	3,421	2,201
Constitution of allowances, net	29 and 32	182	235
Constitution of provisions, net	32	360	450
Share of profit from joint ventures and associates	8 and 9	(1,108)	(112)
Accrual of defined benefit plans	28, 29 and 30	318	232
Net exchange differences	33	3,558	1,099
Result from measurement at present value	33	181	97
Changes in the fair value of financial instruments		(1,446)	(1,100)
Results from property, plant and equipment sale and decreases		37	85
Reversal of impairment of property, plant and equipment and intangible assets		(543)	-
Income from sale of investments in subsidiaries		-	(480)
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723		-	(1,126)
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes		-	(82)
Income recognition on account of the RTI - Res. SE No. 32/15		-	(419)
Dividends received	32	(33)	(6)
Compensation agreements	29, 30 and 32	645	502
Other financial results		22	49
Onerous contract (Ship or pay)	32	90	(150)
Other		54	(42)

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(3,676)	(3,495)
(Increase) decrease in inventories		(480)	40
Increase in trade payables and other payables		1,047	3,531
Increase in deferred income		-	47
Increase in salaries and social security payable		312	409
Decrease in defined benefit plans		(100)	(87)
(Decrease) increase in tax payables		(75)	989
(Decrease) increase in provisions		(1,198)	232
Income tax and minimum notional income tax paid		(1,284)	(438)
Constitution of guarantees of derivative financial instruments		-	(214)
Proceeds from derivative financial instruments		560	57
Net cash generated by operating activities from discontinued operations		1,979	1,549
Net cash generated by operating activities		10,716	5,945

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2017	12.31.2016

Cash flows from investing activities:
Payment for property, plant and equipment		(10,725)	(6,244)
Payment for financial assets		(11,706)	(221)
Adquisition of intangible assets		-	(29)
Payment for companies' acquisitions	1.2	-	(9,145)
Proceeds from sale of property, plant and equipment		-	1,151
Proceeds from financial assets' sale and amortization		9,272	3,650
Proceeds from sales of subsidiaries		328	305
Dividends received		40	64
Proceeds from loans		22	6
(Suscription) recovery of investment funds, net		(5,340)	(107)
Net cash used in investing activities from discontinued operations		(1,176)	(661)
Net cash used in investing activities		(19,285)	(11,231)

Cash flows from financing activities:
Proceeds from borrowings		27,567	19,244
Payment of borrowings		(16,150)	(6,813)
Payment of borrowings' interests		(2,469)	(1,519)
Payment for acquisition of own shares		(72)	-
Payment for the public offer for the acquisition of subsidiaries' shares		-	(3,233)
Payments of dividends from subsidiaries to third parties		(44)	(37)
Repayment of own debt		(28)	(893)
Proceeds from sales of shares in subsidiaries		-	3
Net cash used in financing activities from discontinued operations		(719)	(922)
Net cash generated by financing activities		8,085	5,830

(Decrease) increase in cash and cash equivalents		(484)	544

Cash and cash equivalents at the begining of the year	17	1,421	517
Exchange difference generated by cash and cash equivalents		23	360
Cash and cash equivalents classified as held for sale		(161)	-
(Decrease) increase in cash and cash equivalents		(484)	544
Cash and cash equivalents at the end of the year	17	799	1,421

Significant Non-cash transactions from continued operations :
Acquisition of property, plant and equipment through an increase in trade payables		(2,418)	(537)
Borrowing costs capitalized in property, plant and equipment		(369)	(419)
Decrease in borrowings through offsetting with trade receivables		(4)	(242)
Increase in asset retirement obligation provision		(9)	(158)
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss		459	95
Outstanding receivable for the sale of interests in subsidiaries and financial assets		-	(1,200)
Decrease of loans through the delivery of subsidiaries’ shares		-	(1,179)
Decrease in loans through compensation with other credits		-	(1,951)
Collection of other credits through the delivery of government bonds		-	502
Significant Non-cash transactions from discontinued operations :
Acquisition of property, plant and equipment through an increase in trade payables		(9)	(39)
Decrease (Increase) in asset retirement obligation provision		306	(204)
Receivable for property, plant and equipment sale, pending of collection		364	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information

The Company is the largest fully integrated power company in Argentina and, directly and through its subsidiaries, it participates in the electricity and oil and gas value chains.

In the generation segment, the Company has a 3,756 MW installed capacity, which represents approximately 10.3% of Argentina’s installed capacity, and is the third largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 598 MW.

In the electricity distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has 3 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Zone of Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 16 production areas and 9 exploratory areas and an average annual production level for the year 2017 of 8 million m3/day of natural gas and 19,600 barrels of oil equivalent for oil and NGLs. Its main natural gas and oil production blocks are located in the Provinces of Neuquén and Río Negro (without considering the production of the Medanito-La Pampa area for the benefit of PEPASA). Additionally, the Company operates in 4 production areas in Venezuela, with a crude oil production of 1,300 barrels/day, and has a 23.1% interest in Oldelval, a company engaged in the transportation of crude oil from the Neuquén basin to the Province of Buenos Aires. Due to the divestment mentioned in Note 1.5.2, certain assets from de segment and the liabilities associated have been classified as held for sale.

In the refining and distribution segment, the Company owns the Dr. Ricardo Eliçabe Refinery in the City of Bahía Blanca, which has a 30,200 barrels/day capacity, and has a 28.5% interest in Refinor (owner of a refinery located in the Province of Salta, and 81 gas stations in Northern Argentina). Furthermore, the Company sells fuels through a network of 250 gas stations located in the center and south of the country, and the Dock Sud and Caleta Paula Terminals. Additionally, the Company produces lubricants in its Avellaneda industrial plant.  Due to the divestment mentioned in Note 1.5.1, certain assets from de segment and the liabilities associated have been classified as held for sale.

In the petrochemicals segment, the Company has three high-complexity plants producing a wide variety of petrochemical products, including styrenics and synthetic rubber, and holding a large market share.

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses, conducts financial investment transactions and maintains investments in complementary businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 20,718 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,184 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.2. Acquisition of PPSL’s Capital stock

On May 13, 2016, Petrobras Internacional Braspetro B.V. (“Petrobras Holland”), a subsidiary of Petróleo Brasileiro S.A. (“Petrobras Brazil”) and the Company executed a share purchase agreement for the acquisition by the Company of the whole capital stock of PPSL, which holds 67.1933% of the capital stock and voting rights in Petrobras (respectively, the “Share Purchase Agreement” and the “Transaction”). As part of the Transaction and the purchase price, the Company acquired a Petrobras Holland credit with PPSL (the “PPSL Credit”) for an amount to US$ 80 million.

On July 27, 2016, the Transaction was closed upon the meeting of all applicable conditions precedent. On November 21, 2016, the parties agreed on certain adjustments to the Transaction’s final price, which was set at US$900 million, financed as follows: a) cash from the Company US$ 278 million; b) syndicated loan US$ 271 million c) funds obtained from the sale of TGS US$ 161 million; d) YPF financing US$ 140 million; and e) EMES financing US$ 50 million.

The following operations were completed after the closing of the Transaction:

(i)       On October 27, 2017, an affiliate of Petrobras Brazil acquired 33.6% of all rights and obligations in the concession over the Neuquén River area for an amount of US$ 72 million, and 100% of the rights and obligations pursuant to the Operating Agreement entered into by Petrobras, Bolivia branch, and YPF Bolivia regarding the Colpa and Caranda areas in Bolivia for a negative value of US$ 20 million.

(ii)     On October 14, 2017, YPF acquired of Petrobras 33.33% of all rights and obligations in the concession over the Río Neuquén area for the amount of US$ 72 million and the 80% interest in the concession on the Aguada de la Arena area for the amount of US$ 68 million.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.2.1 Fair value of the acquisition

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to PPSL’s acquisitions as at July 27, 2016 (in millions of Argentine Pesos):

	Purchase price allocation

Cash payment	13,362
Total consideration transferred	13,362

Investments in joint ventures	3,407	(a)
Investments in associates	777	(b)
Financial assets at amortized cost	21,801	(c)
Intangible assets	224	(d)
Financial assets at fair value through profit and loss	653	(b)
Financial assets at amortized cost	315
Trade and other receivables	7,256	(e)
Inventories	3,072
Cash and cash equivalents	4,384
Non current assets classified as held for sale	3,405
Trade and other payables	(4,324)
Borrowings	(7,434)
Salaries and social security payable	(383)
Defined benefit plans	(484)
Deferred tax liabilities	(4,096)
Taxes payables	(859)
Provisions	(5,793)	(f)
Liabilities associated with assets classified as held for sale	(240)
Income tax and minimum notional income tax provision	(1,444)
Non-controlling interest	(7,869)	(g)
Goodwill	994	(h)
Total purchase price allocation	13,362

(a)        Interests in joint ventures: in determining the fair value of Petrobras’ interest in CIESA, the Company used a Market-based Approach, applying the Comparable Transactions methodology. To such effect, the Company analyzed the sale of 25.5% of the indirect interest in TGS (Note 1.3), executed on July 27, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

(b)     Interests in associates:

-         Interests in mixed companies in Venezuela: Petrobras is a party to the Contracts for Conversion into a Mixed Company entered into on August 7, 2006, as a participating company jointly with CVP, and, in such capacity, is a class B shareholder of certain Mixed Companies in Venezuela (Note 9).

Since the acquisition of PPSL entailed a change in Petrobras’ indirect parent company, the written authorization by the Venezuelan Government required by section 6.3 of the timely executed Conversion Contracts should be obtained. Given that as of the date of the acquisition of PPSL, the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares for these cases, the Company has determined market value for its investment as of the date of acquisition was zero, considering: i) the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 that have eroded the ability of the mixed companies to efficiently operate the producing fields that resulted in increasing losses and reduction of equity in those investments, and ii) that there is very unlikely to acquire these assets in a stand-alone transaction, as conversion contracts establish that the transfer of direct control of the shares without obtaining prior approval of Venezuelan Government, implies that such participation is considered finished and all of the shares shall be transferred  without any consideration in exchange for those shares. As of the issuance of these financial statements, the Company has not obtained the above-mentioned authorizations; however the Company is working on the requirements of the Government of Venezuela´s authorities, including the presentation of development and remediation plans for the respective areas.

-          Other associates and other investments classified as financial asset at fair value through profit and loss: This balance includes interests in Refinor, Oldelval, TJSM and TMB. The valuation approach used to obtain their fair value was the Income-based approach through the Indirect Cash Flow method (net present value of expected future cash flows). The discount rates used were as follows: 10.1% for interests in Refinor and Oldelval, and 7.1% for interests in TJSM and TMB; all of them were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate in U.S. dollars as a parameter.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

(c)     Property, plant and equipment:

-          Mining Property: The Company has valued its interests in proven reserves (both developed and to be developed) and probable reserves in different acquired gas and oil production blocks according to the reserves reports drawn up by the Company. In all cases (with the exception of 66.9% of the Río Neuquén area and 80% of the Aguada de la Arena block, which were classified as assets available for sale as at the acquisition date and valued at their fair value less cost to sell pursuant to IFRS 5) the approach used to determine the mining property's fair value was the income-based approach through the Indirect Cash Flow method. The projection period was determined based on the termination of the respective concession contracts. A 100% risk factor for proven reserves and a 50% risk factor for probable reserves have been considered. A 10.6% discount rate has been used, which was estimated taking the WACC rate in U.S. dollars as a parameter. The other main assumptions used to project cash flows were associated with volumes and productions costs, sales prices and capital investments, and were based on market participant assumptions.

-          Other Property, plant and equipment: Fair values of property, plant and equipment of the electricity generation, petrochemicals, refining and distribution and holding segments have been determined mainly through the application of the cost-based approach, which consists of the replacement value of the item as adjusted by its loss of value resulting from physical impairment, and physical and economic obsolescence. In the cases where the value obtained through the application of the cost-based approach was higher than the discounted cash flow value, the latter was considered the fair value.

(d)       Intangible Assets: The intangible asset identified and recognized in relation to Petrobras’ business corresponds to commercial relationships identified within the refining and distribution segment. The fair value of this intangible asset has been determined through the application of the income-based approach and the multi period excess earnings method.

Useful life was based on the amount and the moment on which the Company expects to derive economic benefits. It was assigned an average useful life of five years based, among other factors, on the contractual agreements, consumers’ behaviors and economic factors associated with the combined companies.

(e)       Acquired Receivables: The fair value of acquired trade and other receivables amounts to $ 7,256 million. The gross contractual amount of receivables is $ 8,352 million, out of which $ 295 million are not expected to be collected.

(f)        Contingent Liabilities: The Company has recorded $ 3,330 million to reflect the fair value of possible and probable tax, civil and labor contingencies as of the acquisition date. Petrobras is (whether directly or indirectly) involved in several legal, tax and labor proceedings in its ordinary course of business; their fair value was calculated considering the level of probability of cash outflows that would be required for each contingency, including the following: i) differences of interpretation with the Argentine Treasury regarding the following: a) the exemption from the Tax on Personal Assets in its capacity as Substitute Taxpayer for the shareholder PPSL (a company incorporated in Spain) on account of the application of the Double Taxation Treaty entered into with Spain; b) the Tariff heading used by the company for certain exported products; c) inaccurate customs declarations for certain spare parts to be used for the maintenance of production plants; ii) differences of interpretation with the Ecuadorian Treasury regarding the assessment of the reference price in the Income Tax and the Tax on Extraordinary Income; and iii) claims by contractors for the lack of payment of services associated with health, safety and environment.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

In March 2017, and as a result of the Company’s adherence to the regularization regime (moratorium) regarding certain identified liabilities (see detail in Note 43), which granted certain benefits consisting of the forgiveness of tax fines and a reduction of compensatory interest, a payment obligation in the amount of $ 171 million was generated in favor of Petrobras Brasil as contingent consideration under the share purchase agreement on account of the acquisition of Petrobras paid in April 18, 2017.

(g)       Non-controlling interest in Petrobras: It has been measured based on the proportional share of the fair value of net identifiable assets in the acquisition.

(h)       Goodwill: The recognized goodwill represents the excess of the purchase consideration transferred over the fair value of identifiable net assets acquired. The $ 994 million goodwill arising from the acquisition is attributable to the future synergies of the Company and Petrobras combined business (as described above) and assembled workforce. Goodwill is not amortized, but is rather assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired. The Goodwill was allocated to the Oil and Gas segment to evaluate its impairment. Goodwill is not deductible for tax purposes.

The Company has incurred in transaction expenses associated with the acquisition of PPSL, the mandatory tender offer and voluntary public offer for the exchange of Petrobras’shares in the amount of $ 305 million during the fiscal year ended December 31, 2016, mainly corresponding to fees and advisory services included in Administrative Expenses in the Statement of Comprehensive Income.

As a result of the acquisition of PPSL, the Company paid $ 13,362 million, which net of cash and cash equivalent acquired of $ 4,384, results in a net cash flow of $ 8,978, which is disclosed in the line “Payment for companies’ acquisitions” in statement of cash flow within investment activities.

1.2.2 Mandatory tender offer and voluntary public offer for the exchange of Petrobras’shares (the “offers”)

Pursuant to the provisions of Sections 87 and following provisions of Capital Market Act No. 26,831 and Section II, Chapter II, Title III of the CNV provisions on mandatory tender offers on account of changes of control and acquisition of significant indirect interests, on May 20, 2016 the Company's Board of Directors resolved to make a tender offer for the acquisition of the 662,445,264 Petrobras’ shares held by the investing public, which represent 32.81% of the capital stock and voting rights in Petrobras (the “Cash Acquisition Offer”), subject to the Transaction Close and the approval of the Cash Acquisition Offer by the CNV and the SEC. Furthermore, the Board of Directors decided to launch a voluntary public offer for the exchange of Petrobras’ shares, (the “Exchange Offer”) subject to the same conditions applicable to the Cash Acquisition Offer to avoid a higher use of cash or greater financial indebtedness to meet the Cash Acquisition Offer.

The authorization to make the Offer to Petrobras’ minority shareholders at a price per share of US$ 0.6825 which, converted into pesos at the official exchange rate at the Transaction’s closing date, amounts to $ 10.3735, was granted through an ordinance issued by the CNV’s Board of Directors on September 22, 2016 and Resolution No. 18,243 issued by the CNV on September 28, 2016 (approving the issuance of Pampa Shares). On October 3, 2016, the Company requested the SEC to expedite the effectiveness of the International Tender Offer, which was granted on October 6, 2016 and finishing on November 14, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

On November 22 and 23, 2016 the Offers were completed with the following results:

(i)       In the domestic tranche, 365,532,273 Petrobras’ common shares were submitted, out of which 311,669,706 shares opted for the Cash Acquisition Offer at a price of $ 10.3735 per share, which entailed a $ 3,233.1 million disbursement; and 53,862,567 shares were exchanged for the Company’s common shares at a 0.5253 ratio, which entailed the issuance of 28,294,006 new Company common shares.

(ii) In the international tranche, 21,388,145 Petrobras’ ADRs were submitted to the Exchange Offer and were exchanged for ADSs of the Company at a 0.2101 ratio, which entailed the issuance of 4,493,649 ADSs of the Company, equivalent to 112,341,232 shares of the Company.

As a result of the Offers, the Company has increased its direct and indirect interests in Petrobras to 90.4%.

1.3. Sale of participations

1.3.1. Sale and swap of indirect interest in TGS

On July 18, 2016, the Company executed an agreement with Grupo Inversor Petroquímica S.L. (members of the GIP Group, headed by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Werthein group) (jointly, the “Purchasers”) for the sale of 25.5% indirect interest in TGS (through PEPCA, owner of a 10% equity interest in CIESA  and through other subsidiaries rightholders as the only beneficiary of the trust that owns 40% equity interest in CIESA, the “interest in TGS”) for a base price of US$ 241 million, subject to certain adjustments resulting from PEPCA’s financial position at the closing of the transaction.

As part of the conditions for the closing of the transaction, the Purchasers agreed to assume the risk in case the necessary regulatory approvals are not obtained. Furthermore, and subject to the closing of the acquisition of PPSL, the Company acquired an option, valid until February 2017, to swap the rights as sole beneficiary of the CIESA Trust in exchange of the shares of PHA, which holds 25% of CIESA and 15% of CIESA’s shares, both of which are owned by Petrobras Argentina. (the “Exchange”).

On July 27, 2016 the transaction was perfected and the economic impact of the transaction reached to a gain of approximately $ 480 million.

On January 11, 2017, the CNDC approved the acquisition by the Company of 40% of CIESA’s capital stock, an interest that had been acquired by the Company through CIESA’s financial debt swap executed on July, 2012 and 100% of PEPCA shares acquired on March, 2011.

On January 17, 2017, the exchange whereby the Purchasers transferred to PHA their capacity as beneficiaries and trustees of the trust holding 40% of CIESA's capital stock and voting rights, and the Company and PHA transferred to the Purchasers shares representing 40% of CIESA’s capital stock and voting rights, was perfected; the Group thus keeping a 10% direct interest in CIESA's capital stock and voting rights. The Exchange was approved by ENARGAS on December 29, 2016. The Purchasers and the Company’s direct and indirect interests in TGS remain unaltered as a result of the Exchange.

Furthermore, on this same date the Purchasers paid the balance of the purchase price for a total amount of US$ 80 million plus applicable interest.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.3.2. Sale of interest in Greenwind

With the purpose of incorporating into the project a strategic partner contributing part of the investments necessary for the development of the Corti Wind Farm, on March 10, 2017, CTLL and PP entered into an agreement with Valdatana Servicios y Gestiones S.L.U., an entity which later changed its name to Viento Solutions S.L. for the sale of 50% of Greenwind’s capital stock and rights for a total amount of US$ 11.2 million.

As a result of the transaction, the Company has deconsolidated Greenwind's assets and liabilities and presents its interest in the joint venture based on the equity method of accounting.

1.4. Corporate reorganization

The corporate reorganizations mentioned below are carried out in order to obtain important benefits for the Company and all its corporate group, as it will allow for enhanced operating efficiency; an optimized use of available resources; the leveraging of technical, administrative and financial structures; and the implementation of converging policies, strategies and goals. Furthermore, the high complementarity between the participating companies will be leveraged, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

This reorganization was perfected by means of a merger through absorption process, under the terms of tax neutrality pursuant to articles 77 and following of the Income Tax Law, whereby the absorbed companies will be dissolved without liquidation subject to the stipulations of the PMC, the provisions of sections 82 to 87 of Companies Act No. 19,550 and its amending provisions, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions.

The Absorbing Company and the Absorbed Companies are currently performing the necessary procedures before the applicable entities in order to obtain the authorizations, registrations and recordings necessary for the Absorbing Company to operate as the continuing company in the merger. Notwithstanding that, in view of the need to request and obtain a large number of authorizations, registrations and recordings which must be granted by several national, provincial and municipal entities and the impossibility to obtain such approvals on a simultaneous basis, some absorbed companies will exceptionally continue operating and performing certain activities on behalf and at the expense of the Absorbing Company with the sole purpose of not hindering their course of business until all authorizations, registrations and recordings are finally obtained.

1.4.1. 2016 Reorganization:

On August 10, 2016, the Company and Petrobras’ Board of Directors resolved to instruct both managements to initiate all necessary tasks and procedures to merge Pampa Energía, as acquiring company, with Petrobras, as acquired company

Furthermore, the management of both companies considered it appropriate that under such merger, two Petrobras’ subsidiaries should be incorporated as absorbed companies: PEISA (95% through a direct interest and 5% through an indirect interest) and Albares (100% direct interest).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

The merger was effective as of November 1, 2016, date on which the transfer to the absorbing company of all the rights and obligations, assets and liabilities of Petrobras, PEISA and Albares became effective, all of which subject to the corresponding corporate approvals under the applicable law and the registration with the Registry of Commerce of the merger and the dissolution without liquidation of the absorbed companies.

Pursuant to the PMC approved by the Board of Directors of the participating companies on December 23, 2016, which was authorized by the CNV on January 13, 2017:

(i)       each Petrobras’ minority shareholder will receive 0.5253 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger.

(ii)     each minority holder of Petrobras’ ADRs will receive 0.2101 ADSs of the Company for each Petrobras’ ADR it held before the merger.

As regards PEISA and Albares, as Petrobras holds 100% of the capital stock of such companies, no capital stock increase will be necessary and, consequently, there will be no exchange ratio for the shares of these companies.

On February 16, 2017, the Extraordinary General Meetings of Shareholders approved the merger of Pampa Energía —as acquiring company— with Petrobras, PEISA and Albares —as acquired companies— in agreement with the terms of the PMC. On April 19, 2017, the final merger agreement was entered into.

Once the exchange of shares is perfected, the Company will issue 101,873,741 common shares with a face value of $ 1 each and each granting the right to one vote and, after the merger through absorption is effected, the Company’s capital stock will be made up of 1,938,368,431 common shares.

Pursuant to the provisions of Chapter X of the CNV provisions, the Company has filed a merger authorization proceeding before this entity and obtained from the CNV its authorization to publish the merger prospectus

On February 26, 2018, the CNV notified the Company that, under the proceeding investigating the sale of Petrobras Argentina’s shares held by FGS-ANSES in the MTO, Federal Criminal and Correctional Court No. 11, Clerk’s Office No. 22, ordered it to refrain from adopting any measures and/or final resolution on the merits of the case without the prior approval by this Court, where the Company’s corporate reorganization case is being heard. It is worth highlighting that this proceeding does not deal with the merger but with the voluntary participation of shareholder FGS-ANSES in Petrobras Argentina's cash purchase offer under the MTO that the Company was forced to launch when it indirectly acquired 67.1933% of Petrobras Argentina's capital stock. The reorganization process took place after the MTO and was completely independent from it, and FGS-ANSES did not take part in it since, at that time, it was not a Petrobras Argentina’s shareholder.

The delay in the registration of the merger directly affects approximately 6,250 domestic and foreign shareholders of Petrobras Argentina that are awaiting the share exchange which will take place after the registration of the merger.

Therefore, the Company understands that the above-mentioned judicial proceeding is completely unrelated to the merger and has not exercised any influence on it, and will continue promoting the measures necessary to obtain the registration of the merger.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.4.2. 2017 Reorganization:

On June 26, 2017, the Board of Directors instructed the Company’s Management to start the proceedings allowing to evaluate the benefits of a merger through absorption process between the Company, as absorbing company, and certain companies of the group, as absorbed companies.

On September 22, 2017, the Company’s Board of Directors informed that the companies which will take part in these merger will be the Company, as absorbing company, and BLL, CTG, CTLL, EG3 Red, INDISA, INNISA, IPB, PP II and PEPASA, as absorbed companies.

The merger became effective on October 1, 2017, date as from which the transfer of the absorbed companies’ equity to the absorbing company became effective and, therefore, all their rights and obligations, assets and liabilities will become incorporated into the absorbing company’s equity, all of which subject to the corresponding corporate approvals under the applicable law and the registration with the Public Registry of Commerce of the merger and the dissolution without liquidation of the absorbed companies.

Except for PEPASA, CTG, INNISA and INDISA, companies with third parties’ shareholding, there was no exchange ratio for the other companies subject-matter of the merger as the Company directly and/or indirectly held 100% of the capital stock of such companies.

Since PEPASA and the Company’s assets are subject to the public offering system and listed in ByMA, the Board of Directors decided to propose to the Shareholders’ Meeting an exchange ratio based on the volume-weighted average price of the Company and PEPASA’s shares traded over the last six months, determined retroactively as from the Board meeting’s date on September 22, 2017, with a resulting exchange ratio of 2,2699 common shares with a face value of $ 1 each and each granting the right to one vote for each PEPASA common share in book-entry form with a face value of $ 1 and granting the right to one vote.

Pursuant to the CPF approved on December, 21, 2017 by the Board of Directors of the participating companies:

(i)       each PEPASA’ minority shareholder will receive 2,2699 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger;

(ii)     each INNISA’ minority shareholder will receive 0,2644 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger;

(iii)    each INDISA’ minority shareholder will receive 0,1832 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger;

(iv)   each CTG’ minority shareholder will receive 0,6079 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger.

Once the exchange of shares is perfected, the Company will issue 144.322.083 common shares with a face value of $ 1 each and each granting the right to one vote and, after the merger through absorption is effected, the Company’s capital stock will be made up of 2.080.190.514 common shares. The Company has recognized the effects of this exchange under Shareholders’ Equity in the Consolidated Statement of Changes in Shareholders’ Equity.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of the issuance of these financial statements, the CNV’s authorization to the publication of the merger prospectus, the approval of the merger by each company’s shareholders’ meetings and the registration of the merger with the applicable controlling authorities are still pending.

1.4.3. Merger of Subsidiaries

The merger's effective date detailed below was fixed on January 1, 2017 and correspond to business combinations between companies under common control, and therefore there is no effect in these consolidated financial statements.

1.4.3.1. CTLL, EASA and IEASA

On December 7 and 22, 2016, the Board of Directors of CTLL, EASA and IEASA resolved to initiate all necessary tasks and procedures for the merger through absorption among CTLL, as absorbing company, and EASA and IEASA, as absorbed companies.

In analyzing this reorganization, EASA’s management concluded that, in order for the process to be viable, it was necessary to capitalize the debt EASA held with holders of Series A and B Discount Corporate Bonds issued on July 19, 2006 and maturing in 2021. On March 27, 2017 EASA’s Extraordinary General Meeting of Shareholders resolved to capitalize such CBs, which was accepted by PISA in its capacity as sole holder.

Pursuant to Board Resolution No. 347 passed on August 11, 2017, the ENRE resolved, by a majority of votes, to reject the request for merger authorization submitted by EDENOR and EASA, and these companies appealed this resolution timely and in due form on considering that it did not conform to law. On December 26, 2017 EASA was served notice of MEyM Resolution No. 501 upholding the filed appeal, revoking ENRE’s Board of Directors’ Resolution No. 347 and sustaining the merger authorization request.

On January 18, 2018, the shareholders’ meetings of the intervening companies approved the merger and on February 19, 2018, the merger final agreement was entered into.

As of the issuance of these financial statements, the merger is pending registration with the Public Registry, to which effect the intervening companies are filing all applicable presentations with the corresponding bodies.

1.4.3.2. PACOSA and WEBSA

On December 7, 2016, the Boards of Directors of PACOSA and WEBSA resolved to begin all necessary tasks and procedures for the merger through absorption between PACOSA, as absorbing company, and WEBSA as absorbed company.

On March 7, 2017, the shareholders’ meetings of the intervening companies approved the merger, and on May 30, 2017 the merger final agreement was entered into.

As of the issuance of these financial statements, the merger is pending registration with the Public Registry, to which effect the intervening companies are filing all applicable presentations with the corresponding bodies.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.5. Assets classified as held for sale, related liabilities and discontinued operations

1.5.1. Sale of assets in the Refining and Distribution segment

On December 7, 2017, the Company executed with Trafigura Ventures B.V and Trafigura Argentina S.A. an agreement for the sale of certain assets in the Company’s refining and distribution segment based on the conviction that the oil refining and distribution business calls for a larger scale to attain sustainability. The closing of the transaction, which is subject to the meeting of certain conditions precedent, such as respective government approvals, is expected to take place by the end of March 2018.

The assets subject-matter of the transaction are as follows: (i) the Ricardo Eliçabe refinery; (ii) the Avellaneda lubricants plant; (iii) the Caleta Paula reception and dispatch plant; and (iv) the network of gas stations currently operated under Petrobras branding.

The Dock Sud storage facility is excluded from the sale, as well as the Company's investment in Refinería del Norte S.A.

The transaction price comprises US $ 90 million in cash that includes the usual working capital of the business, which will be adjusted when the transaction is completed and an additional amount financed that will be determined at the close of the transaction, according to the methodology established in the contract.

Pursuant to the foregoing, as of December 31, 2017, assets and liabilities subject to this transaction have been classified as held for sale, in accordance with IFRS 5. The Company has measured its net assets at the lower of fair value less cost to sell and carrying value before held for sale criteria was met and it involved the recognition of an impairment of Intangible assets and Property, plant and equipment in the amount of $ 687 million, which is disclosed together with the results for the Refining and Distribution segment under "Discontinued Operations" of the statement of comprehensive income.

1.5.2. Sale of PELSA shares and certain oil areas

On January 16, 2018, the Company agreed to sell to Vista Oil & Gas S.A.B. de C.V. (“Vista”) its direct 58.88% interest in PELSA and its direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks, in line with the Company's strategy to focus its investments and human resources both on the expansion of its power generation installed capacity and on the exploration and production of natural gas, placing a special focus on the development and exploitation of unconventional gas reserves, as well as to continue investing on the development of its utility concessions.

The sale price amounts to US$ 360 million. The closing of the transaction is subject to the meeting of certain conditions precedent, including approval by shareholders meeting of Vista. The Company expects that it will represent earnings before taxes in the amount of approximately $ 1.400 million, which will be adjusted at the time of closing the transaction.

Consequently, as of December 31, 2017, assets and liabilities subject to this transaction have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated Statement of comprehensive income and in the consolidated statement of cash flows.

The consolidated statement of comprehensive income related to discontinued operations is presented below:

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of December 31, 2017:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	5,972	16,795	(6,890)	15,877
Cost of sales	(4,840)	(14,256)	6,906	(12,190)
Gross profit	1,132	2,539	16	3,687

Selling expenses	(182)	(1,957)	-	(2,139)
Administrative expenses	(127)	(80)	-	(207)
Exploration expenses	(19)	-	-	(19)
Other operating income	377	223	-	600
Other operating expenses	(181)	(110)	-	(291)
Impairment of non current assets classified as held for sale	-	(687)	-	(687)
Operating income (loss)	1,000	(72)	16	944

Financial income	22	15	-	37
Financial expenses	-	(16)	-	(16)
Other financial results	(239)	(14)	-	(253)
Financial results, net	(217)	(15)	-	(232)
Income (loss) before income tax	783	(87)	16	712
				-
Income tax and minimum notional income tax	(662)	44	-	(618)
Profit (loss) of the year for discontinued operations	121	(43)	16	94

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	(7)	17	-	10
Income tax	(174)	(6)	-	(180)
Items that may be reclassified to profit or loss				-
Exchange differences on translation	773	-	-	773
Other comprehensive income of the year for discontinued operations	592	11	-	603
Total comprehensive income (loss) of the year for discontinued operations	713	(32)	16	697

	Oil and gas	Refining y distribution	Eliminations	Total
Total income (loss) of the year for discontinued operations attributable to:
Owners of the company	10	(43)	16	(17)
Non - controlling interest	111	-	-	111
	121	(43)	16	94

Total comprehensive income (loss) of the year for discontinued operations attributable to:
Owners of the company	282	(32)	16	266
Non - controlling interest	431	-	-	431
	713	(32)	16	697

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of December 31, 2016:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	2,456	6,550	(2,821)	6,185
Cost of sales	(1,941)	(5,973)	2,931	(4,983)
Gross profit	515	577	110	1,202

Selling expenses	(63)	(757)	-	(820)
Administrative expenses	(25)	(23)	-	(48)
Exploration expenses	(41)	-	-	(41)
Other operating income	235	459	(377)	317
Other operating expenses	(656)	(98)	377	(377)
Operating income	(35)	158	110	233

Financial income	38	6	-	44
Financial expenses	(10)	(9)	-	(19)
Other financial results	(43)	(40)	-	(83)
Financial results, net	(15)	(43)	-	(58)
Income (loss) before income tax	(50)	115	110	175

Income tax and minimum notional income tax	(24)	(40)	(39)	(103)
Profit (loss) of the year for discontinued operations	(74)	75	71	72

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	(62)	14	-	(48)
Income tax	22	(5)	-	17
Items that may be reclassified to profit or loss				-
Exchange differences on traslation	280	-	-	280
Other comprehensive income of the year for discontinued operations	240	9	-	249
Total comprehensive income (loss) of the year for discontinued operations	166	84	71	321

	Oil and gas	Refining y distribution	Eliminations	Total
Total income of the year for discontinued operations attributable to:
Owners of the company	(64)	75	71	82
Non - controlling interest	(10)	-	-	(10)
	(74)	75	71	72

Total comprehensive income of the year for discontinued operations attributable to:
Owners of the company	77	84	71	232
Non - controlling interest	89	-	-	89
	166	84	71	321

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2017	12.31.2016

Net cash generated by operating activities	1,979	1,549
Net cash used in investing activities	(1,176)	(661)
Net cash (used in) generated by financing activities	(719)	(922)
(Decrease) increase in cash and cash equivalents from discontinued operations	84	(34)

Cash and cash equivalents at the begining of the year	77	111
(Decrease) increase in cash and cash equivalents	84	(34)
Cash and cash equivalents at the end of the year	161	77

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of December 31, 2017, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

	Oil and gas	Refining y distribution	12.31.2017	12.31.2016
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	7,545	1,119	8,664	-
Intangible assets	311	104	415	-
Financial assets at amortized cost	35	-	35	19
Trade and other receivables	6	-	6	-
Total non-current assets	7,897	1,223	9,120	19

CURRENT ASSETS
Inventories	153	1,960	2,113	-
Financial assets at fair value through profit and loss	681	-	681	-
Trade and other receivables	426	-	426	-
Cash and cash equivalents	161	-	161	-
Total current assets	1,421	1,960	3,381	-
Total assets classified as held for sale	9,318	3,183	12,501	19

LIABILITIES
NON-CURRENT LIABILITIES
Defined benefit plans	97	58	155	-
Deferred tax liabilities	567	-	567	-
Provisions	922	52	974	-
Total non-current liabilities	1,586	110	1,696	-

CURRENT LIABILITIES
Trade and other payables	390	-	390	-
Salaries and social security payable	47	-	47	-
Defined benefit plans	2	6	8	-
Income tax and minimum notional income tax provision	26	-	26	-
Taxes payables	117	-	117	-
Provisions	51	35	86	-
Total current liabilities	633	41	674	-
Liabilities associated to assets classified as held for sale	2,219	151	2,370	-

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Emergency in the National Electricity Sector

On December 16, 2015, the National Government issued Executive Order No. 134/2015 declaring the state of emergency in the electrical sector until December 31, 2017 and instructing the MEyM to adopt the necessary measures applicable to the generation, transmission and distribution business in order to upgrade the quality and safety of the supply and to secure the provision of the electricity public service under proper economic and technical conditions.

2.1.2. Generation units

The Company’s revenues from the electric power generation activity come from: i) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolutions No. 22/2016 and 19/2017); ii) sales contracts with large users within the MAT (Resolutions No. 1,281/2006 and No. 281/2017); and iii) supply agreements with CAMMESA (Resolutions No. 220/2007, 21/2016, 420/2017 and Renovar Programs). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA will be remunerated at the Spot market.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The Company’s generating units are detailed below:

In operation:

Generator	Generating unit	Tecnology	Power	Applicable regime
CTG	GUEMTG01	TG	101 MW	Energy Plus Res. N° 1281/06 and SEE Resoluion N° 19/2017 (1)
CTG	GUEMTV11	TV	≤100 MW	SE Resolutions No. 22/2016 and 19/2017
CTG	GUEMTV12	TV	≤100 MW	SE Resolutions No. 22/2016 and 19/2017
CTG	GUEMTV13	TV	>100 MW	SE Resolutions No. 22/2016 and 19/2017
Piquirenda	PIQIDI 01-10	MG	30 MW	SE Resolution No. 220/2007 (1)
CPB	BBLATV29	TV	>100 MW	SE Resolutions No. 22/2016 and 19/2017
CPB	BBLATV30	TV	>100 MW	SE Resolutions No. 22/2016 and 19/2017
CT Ing. White	BBLMD01-06	MG	100 MW	SEE Resolution No. 21/2016 (1)
CTLL	LDLATG01	TG	>50 MW	SE Resolutions No. 22/2016 and 19/2017
CTLL	LDLATG02	TG	>50 MW	SE Resolutions No. 22/2016 and 19/2017
CTLL	LDLATG03	TG	>50 MW	SE Resolutions No. 22/2016 and 19/2017
CTLL	LDLATG04	TG	105 MW	SEE Res. 220/2007 (75%), SEE Res. 22/2016 and 19/2017 (25%)
CTLL	LDLATG05	TG	105 MW	SEE Resolution No. 21/2016 (1)
CTLL	LDLATV01	TV	180 MW	SE Resolution No. 220/2007 (1)
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	SE Resolutions No. 22/2016 and 19/2017
CTGEBA	GEBATG03	TG	164 MW	Energy Plus Res. N° 1281/06
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HIDISA	EL TIGRE	HI	Renewable ≤ 50	SE Resolutions No. 22/2016 and 19/2017
HIDISA	LOS REYUNOS	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HINISA	NIHUIL I	HI	HI – Small 50<P≤120	SE Resolutions No. 22/2016 and 19/2017 (2)
HINISA	NIHUIL II	HI	HI – Small 50<P≤120	SE Resolutions No. 22/2016 and 19/2017 (2)
HINISA	NIHUIL III	HI	HI – Small 50<P≤120	SE Resolutions No. 22/2016 and 19/2017 (2)
HPPL	PPL1HI	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HPPL	PPL2HI	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HPPL	PPL3HI	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
Ecoenergía	CERITV01	TV	15 MW	Energy Plus Res. N° 1281/06 (1)
CT Parque Pilar	PILBD01-06	MG	100 MW	SEE Resolution No. 21/2016 (1)

(1) Uncommitted power and energy is remunerated according to Resolution No. 19/2017.

(2) On April 10, 2017, the SEE ordered the recategorization of the units as small scale in line with the provisions of Resolution No. 19/2017. The recategorization represents an increase of 50% in the base remuneration of the power as of said date

In construction:

Generator	Generating unit	Tecnology	Applicable regime

CTLL	MG	15 MW	SE Resolution No. 19/2017
Greenwind	Wind	100 MW	Renovar
CTGEBA	CC	383 MW	Resolution No. 420/2017

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3 Generation remuneration schemes

2.1.3.1. SE Resolution No. 22/2016

On March 22, 2013, the SE issued Resolution No. 95/13 introducing a new general-scope remuneration scheme superseding the applicable remuneration scheme previously in force for the whole electric generation activity, with the exception of power plants the energy and/or power capacity of which are sold under the Energy Plus modality and under supply agreements with CAMMESA.

On March 30, 2016, the SE issued Resolution No. 22/2016, which provided for a retroactive updating —as from the economic transactions for the month of February, 2016— of the remuneration values for fixed costs, variable costs and maintenance remunerations.

The remuneration scheme comprises the following items:

  Fixed Costs Remuneration: it considers and remunerates Power Capacity Made Available in power remuneration hours (HRP). The method for calculating the remuneration will be variable based on the Recorded Availability (“RA”) and the Historical Availability (“HA”), with prices ranging from US$84.3 to US$299.2/MW-hrp, depending on the technology and scale.

  Variable Cost Remunerations: the calculation methodology will be based on the total power generated by each type of fuel, with prices ranging from $36.7 to $81.1MWh, depending on the technology, scale and type of fuel.

  Additional Remuneration: part of this remuneration is settled directly to the generator and another part will be allocated to “new infrastructural projects in the electric sectors”, which will be defined by the SE through a trust. The SE established the trust funding mechanisms. The price was ranged from $5.9 to $84.2 MWh, depending on the technology, scale and destination.

  Maintenance Remuneration: the methodology will be based on the total generated power. The remuneration is implemented through LVFVDs and was destined exclusively to the financing of major maintenance works, subject to the SE approval. The price will range from $16 to $45.1/MWh, depending on the technology and the scale.

  Incentives to “Production” and “Operating Efficiency”: they consist of an increase in the remuneration for variable costs upon the meeting of certain conditions.

  2015-2018 FONINVEMEM Resources: they consist of a specific contribution allocated to projects approved or to be approved by the SE under such regime. Specific contributions do not create acquired rights for the generator and, in case of breach of construction and/or supply agreements, they may be reassigned by the SE. Prices will range between $6.3 and $15.8/MWh, depending on the technology and scale.

  2015-2018 FONINVEMEM Direct Remuneration: it consists of the recognition of an additional remuneration for units installed under the 2015-2018 FONINVEMEM scheme equivalent to 50% of the Direct Additional Remuneration. The term for the recognition of such remuneration will begin with the unit’s commercial commissioning and extend for a term not exceeding 10 years.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3.2. SEE Resolution No. 19/2017:

On February 2, 2017, the SEE issued Resolution No. 19/2017, which supersedes the remuneration scheme set forth by Resolution No. 22/2016 and establishes guidelines for the remuneration to generation plants as from the commercial transaction corresponding to February 1, 2017.

The Resolution provides for remunerative items based on technology and scale, establishing US$-denominated prices payable in pesos by applying BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction, whereas the transaction’s maturity will be that provided for in CAMMESA’s procedures.

2.1.3.2.1. Remuneration for Available Power Capacity

Thermal Power Generators

The Resolution provides for a minimum remuneration for power capacity based on technology and scale and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energy Plus modality or under the WEM’s supply agreement with CAMMESA.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility to offer different availability values for the summer and winter six-month periods.

The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

The Minimum Remuneration applies to generators with no availability commitments, with prices ranging from US$3,050 to US$5,700/MW-month, depending on the technology and scale.

The Base Remuneration applies to generators with availability commitments, with a price of US$ 6,000/MW-month during the May-October 2017 period, and US$ 7,000/MW-month as from November 2017.

The Additional Remuneration is a remuneration for the additional available power capacity aiming to encourage availability commitments for the periods with a higher system demand. CAMMESA will define a monthly thermal generation goal for the set of qualified generators on a bi-monthly basis, and will call for additional power capacity availability offers with prices not exceeding the additional price. The additional price amounts to US$ 1,000/MW-month between May and October, 2017, and to US$2,000/MW-month as from November 2017.

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established.

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the following is considered to calculate availability: i) the operation as turbine at all hours within the period, and ii) the availability as pump at off-peak hours every day and on non-business days.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance, with prices ranging from US$2,000 to US$8,000/MW-month, depending on the scale and type of power plant.

Similarly to the provisions of Resolution No. 22/2016, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

The additional remuneration applies to power plants of any scale for their actual availability and based on the applicable period, with prices ranging from US$0 to US$500/MW-month between May and October 2017, and US$500 or US$1,000/MW-month as from November 2017 for pumping or conventional hydroelectric power plants, respectively.

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon: i) the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and ii) the progressive updating of the plant’s control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SEE.

Other technologies

The remuneration is made up of a base price of US$7.5/MWh and an additional price of US$17.5/MWh, which are associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the summer seasonal programming.

2.1.3.2.2 Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is applied on the real generationis, with prices ranging between US$5 and US$10/MWh, depending on the technology, scale and type of fuel.

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at US$2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are remunerated from US$1.4 to US$3.5/MWh, depending on the technology and scale.

2.1.3.2.3 Additional Remuneration for Efficiency

The “Efficiency” incentive consists of the acknowledgment of an additional remuneration equivalent to the remuneration for the generated energy by the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type. This comparison will be made on a quarterly basis. In the case of higher consumptions, the general remuneration will not be affected.

2.1.3.2.4 Additional Remuneration for Low-Use Thermal Generators

The Resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of US$2.6/MWh multiplied by the usage/startup factor.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The usage factor is based on the Rated Power Use Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.

The startup factor is established based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

2.1.3.2.5 Repayment of Overhauls Financing (applicable to thermal and hydroelectric generators)

The Resolution abrogates the Maintenance Remuneration and provides that, as regards the repayment of outstanding loans applicable to thermal and hydroelectric generators, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting US$1/MWh for the energy generated until the total cancellation of the financing.

2.1.4 Energy Plus - Resolution SE No. 1281/2006

With the purpose of encouraging new generation works, in 2006 the SE approved Resolution No. 1281/2006 establishing a specific regime which would allow newly installed generation sold to a certain category of Large Users to be remunerated at higher prices.

To such effect, it established certain restrictions on the sale of electricity and implemented the Energy Plus service, which consists of the offer of additional generation availability by the generating agents. These measures imply that:

-       Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-       LU300s will only be allowed to contract their energy demand in the MAT for the electrical consumption corresponding to 2005 (Base Demand) with the thermoelectric plants existing in the WEM.

-       New energy used by LU300s in excess of the Base Demand will be contracted at a price between the parties (Energy Plus).

-       New agents joining the system must contract a maximum 50% of their demand under the Energy Plus service.

-       New generation plants included within the Energy Plus service must have fuel supply and transportation contracts in place.

Under this regime, the Company, through its power plants Central Térmica Güemes, EcoEnergía and Genelba, sells its energy and power capacity under the Energy Plus service to different large users within the WEM, which should support their plus demand under this scheme. The power capacity to be sold under this scheme amounts to 280 MW.

If a generator cannot meet the power demand by an Energy Plus customer, it should purchase that power in the market at the operating marginal cost. The Company has Power Availability agreements in force with other generators, whereby it can purchase power from other generators to support its contracts in case of unavailability.

In turn, the Company also acts as a selling party supporting other Energy Plus generators in case their equipment is unavailable. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts but not demanded by clients).

Lastly, both the energy delivered to the Spot market and the available power capacity not committed under effective Energy Plus agreements in each period will be remunerated pursuant to the provisions of Resolution No. 19/2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.5 SE Resolution No. 220/2007 - WEM Supply Agreements (“Agreement Res.220”)

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/2007, which empowers CAMMESA to enter into Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate the investments made by the agent at a rate of return to be accepted by the SE.

Under this regulation, the Company, through its subsidiaries CTP and CTLL power plants, has executed Agreement Res.220.

On May 3, 2011, CTP was commissioned for service. On July 15, 2011, this company executed a Agreement Res.220 as from such date, totality of the power and produced energy generated is sold pursuant to the provisions of such agreement.

On November 1, 2011, CAMMESA declared the commercial commissioning of CTLL’s Steam Turbine unit and the combined cycle started to operate on a commercial basis. Part of the totality of the steam turbine’s power capacity and the resulting generated energy is sold under the Agreement Res.220.

By last, on July 14, 2017, CTLL entered into a Agreement Res.220 with CAMMESA for the new 105 MW high-efficiency gas turbine with retroactive effects as of July 15, 2016, date on which it was commissioned for service, committing 79.35 MW, or 75.6%, of the turbine’s power capacity. The remaining 24.4% capacity continue to be compensated under SEE Resolution No. 19/2017.

The economic impact as of the new remuneration amounted to $ 198 million, which was disclosed under Revenues from sales in the Statement of Comprehensive Income.

2.1.6 SE Resolution No. 21/2016

As a result of the state of emergency in the national electricity sector, the SEE issued Resolution No. 21/2016 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the following periods: i) 2016/2017 summer; ii) 2017 winter, and iii) 2017/2018 summer.

The terms of the call were established in SE Note No. 161/2016. The conditions applicable to the generation capacity to be offered included the following: i) the plant should have a minimum 40 MW power capacity; ii) each generating unit should have a minimum 10 MW power capacity; and iii) the equipment should have dual fuel consumption capacity (with certain exceptions).

Successful bidders will enter into a wholesale power purchase agreement with CAMMESA for a term of 10 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to SEE Resolution No. 19/2017.

For further information on the projects conducted under this resolution, see Note 46.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.7 SEE Resolution No. 420/2017

Pursuant to SEE Resolution No. 420/2017, SEE Resolution No. 287/2017 launched a call for bids to all parties interested in developing projects for co-generation and the closing to combined cycles over existing equipment, with no limits on the power capacity to be installed. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels).

It is a condition that the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

Awarded projects will be remunerated under a Wholesale Power Purchase Agreement for a term of 15 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered power and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to Resolution No. 19-E/2017.

For further information on the projects conducted under this resolution, see Note 46.

Additionally, the Act provides for several measures promoting the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects. The tax benefits quota for 2016, set by Executive Order No. 882/2016, amounted to US$ 1,700 million. If it is not allocated in full, the balance will be automatically carried forward to the following year.

Renovar Programs

In order to meet the objectives set by Act No. 26,190 and Act No. 27.191, the MEyM called for open rounds for the hiring of electric power from renewable sources (RenovAr Programs, Rounds 1, 1.5 and 2). These calls aimed to assign power capacity contracts from different technologies (wind and solar energy, biomass, biogas and small hydraulic developments with a capacity of up to 50 MW). Successful bidders will enter into renewable electric power supply agreements for the sale of a committed annual electric power block for a term of 20 years.

For further information on the projects conducted under this resolution, see Note 46.

SEE Resolution No. 281/2017 Renewable Energy Term Market (Renewable MAT” Regimen)

The MEyM passed Resolution No. 281/2017, which regulated the Renewable MAT This regime aims to set the conditions for large users within the WEM and WEM distributing agents’ large users comprised within Section 9 of Act No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MAT of electric power from renewable sources, or self-generation from renewable sources.

Furthermore, it regulates the conditions applicable to projects for the generation, self-generation and co-generation of electric power from renewable sources. Specifically, the Registry of Renewable Electric Power Generation Projects (“RENPER”) was created for the registration of such projects.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Projects destined to the supply of electric power from renewable sources under the Renewable MAT may be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy exceeding will be marketed under the Spot Market and remunerated pursuant to SEE Resolution No. 19-E/2017.

Finally, the contracts executed under the Renewable MAT Regime will be administered and managed in accordance with the WEM procedures. The contractual terms, life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Act No. 27,191, may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

On January 29, 2018, the Company was assigned a 28 MW priority for the “de la Bahía” wind farm project and a 50 MW priority for the “Corti” wind farm project, which will allow it to guarantee the dispatch from both wind farms

For further information on the projects conducted under this resolution, see Note 46.

2.2    Transmission

On September 28, 2016, ENRE Resolution No. 524/16 approved the program applicable to the RTI for Electric Power Transmission during 2016, which contemplated the entry into force of the resulting tariff scheme as from February 2017.

On December 26, 2016, Transener and Transba executed a new agreement with the SEE and the ENRE under the commitments stipulated in the Memorandum of Understanding for the Update of the High-Voltage Electric Power Transmission Utility, effective until January 31, 2017 or the entry into force of the new tariff scheme resulting from the RTI, whichever occurs first and under the commitments stipulated in the Memorandum of Understanding for the Update of the High-Voltage Electric Power Transmission Contract for Regional Distribution in the Province of Buenos Aires, effective until January 31, 2017 or the entry into force of the new tariff scheme resulting from the RTI, whichever occurs first.

Pursuant to this agreement, and in order for Transener and Transba to have sufficient and necessary resources to support its ordinary operations and perform all other tasks necessary to secure the proper operation and functioning of the electric power transmission system under concession, the SEE (i) recognized credit claims in favor of Transener and Transba in the amount of $ 603 million and $ 152 million, respectively, on account of cost variations during the December 1, 2015-July 31, 2016 period, and (ii) determined credit claims for increased costs in favor of Transener in the amount of $ 900 million and $ 363 million, respectively, for the August 1, 2016-January 31, 2017 period. To such effects, on March 14, 2017, Transener executed with CAMMESA a Loan and Receivables Assignment Agreement, which was settled through the assignment of the above-mentioned recognized and ascertained credit claims. Additionally, the Agreement provided for an "Investment Plan" for the October 2016-March 2017 period in the approximate amount of $ 299 million and $ 121 million, respectively.

On June 19, 2017, CAMMESA made its final disbursement under the Loan Agreement executed with Transener and Transba, thus offsetting all credits recognized under the Instrumental Agreement, the Renewal Agreement and its Addendum, as well as the Agreement executed on December 26, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As of the closing of fiscal year 2017, Transener and Transba have recorded income resulting from the recognition of cost variations by the SEE and ENRE for up to the amounts collected through the executed Loan Agreements. Consequently, Transener has disclosed revenues from sales in the amount of $ 398 million and $ 1,062 million, and earned interest for $ 14 million and $ 105 million for the fiscal years ended on December 31, 2017 and 2016, respectively. Likewise, Transba has disclosed revenues from sales in the amount of $ 66 million and $ 452 million, and earned interest for $ 1 million and $ 22 million for the same fiscal years, respectively. Liabilities arising from disbursements collected up to the amount of the recognized credit claims for increased costs under the Instrumental Agreement and the Renewal Agreement have been settled through the assignment of such credit claims.

Pursuant to Resolution No. 524/2016, which establishes the program applicable to the RTI for Electric Power Transmission during 2016, on January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which set the tariffs in force for the 2017/2021 five-year period, which resulted in an annual amount of $3,274 million and $1,499 million at the exchange rate effective as of February 2017 for Transener and Transba, respectively. These resolutions provide for an investment plan for the 2017/2021 five-year period in the amounts of $3,336 million and $2,251 million for Transener and Transba, respectively.

Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality and penalties system, the reward system and the investment plan to be executed by both companies during such period.

Due to the differences among the several tariff proposals submitted under the Full Tariff Review process initiated by the ENRE, on April 7 and 21, 2017, Transener and Transba, respectively, filed a Motion for Reconsideration and Appeal against ENRE Resolutions No. 66/2017, 84/2017, 139/2017, 73/17, 88/17 and 138/17, whereby the ENRE approved the tariff system applicable to Transener and Transba, respectively, for the 2017/2021 period.

On October 31, 2017, ENRE Resolutions No. 516/2017 and 517/17 were notified, whereby the ENRE partially upheld the Motions for Reconsideration filed against ENRE Resolutions No. 66/17 and 73/17 by Transener and Transba S.A., respectively.

These resolutions provide for a new tariff scheme applicable to Transener and Transba retroactively to February 2017, with annual regulated revenues in the amount of $ 3,534 million and $1,604 million, respectively.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTA 2: (Continuation)

On December 15, 2017, the ENRE issued Resolutions No. 627/17 and No. 628/17 establishing a new tariff scheme resulting from the tariff update defined by the RTI and effective as from August 2017, with Transener and Transba’s annual regulated revenues amounting to $ 3,933 million and $ 1,771 million, respectively.

2.3    Energy distribution

2.3.1. General

Edenor is subject to the regulatory framework provided under Law No. 24,065, the Concession Agreement, and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If Edenor repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded. At the date of issuance of these financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

2.3.2 Electricity rate situation

2.3.2.1. Adjustment Agreement entered into between Edenor S.A. and the Federal Government

On September 21, 2005, Edenor S.A. entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The Adjustment Agreement provides for the following:

i)         the implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

ii)       the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)      the establishment of a “Social Tariff” for the needy and the levels of quality of the service to be rendered;

iv)     the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)       the carrying out of an RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)     the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)    the adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s own distribution costs as a result of the increases and adjustments granted at each date;

viii)  the waiver of the penalties imposed by the ENRE that are payable to the Federal Government, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in 14 semiannual installments. Those discounts have been early made as from December 2015.

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulated the terms and conditions that, upon compliance with the other procedures required by the regulations, would be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2.2 Breach of Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure (RTT), pursuant to which the increase in Edenor’s costs would be recognized -during the period the RTT remained in effect- on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTI. That mechanism was only applied in the first three six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of MEyM Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedules by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned MEyM Resolution No. 7/16 instructs the ENRE to carry out the RTI.

Finally, by means of ENRE Resolution No. 63/17 dated January 31, 2017, the electricity rate schedule resulting from the RTI process, which will be applied by Edenor as from February 1, 2017, is approved.

2.3.2.3 Tariff Structure Review

Due to the aforementioned non-compliance indicated in the previous point, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note – to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

By means of MEyM Resolution No. 6/16, which defines the seasonal reference prices, the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period carried out. Additionally, it defines the social tariff for all the residential customer demand.

By means of MEyM Resolution No. 7/16:

-          SEE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI. This resolution granted Edenor a temporary increase in income as from February 2015, and on account of the RTI, in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the service. As a consequence of that which has been previously described, as of December 31, 2016 Edenor recognized $ 420 million for this concept, which has been disclosed in Other operating income of the Consolidated Statement of Comprehensive Income.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

-          the ENRE instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

-          the following was also provided for: (i) the cancellation of the PUREE. As of December 31, 2016, Edenor recognized a total of $ 74 million for this concept, which is disclosed in Other Operating Income of the Consolidated Statement of Comprehensive Income; (ii) the revocation of SEE Res. No. 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect; (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the Distribution companies and CAMMESA; (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/12; (v) the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement.

Additionally, by means of ENRE Resolution No. 290/16, applicable to Edenor. and Edesur S.A., the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, whereby the program for the Review of the distribution tariff, which was carried out in 2016, was approved.

On September 5, 2016, Edenor submitted its electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, Edenor:

i)      determined the capital base using for such purpose the depreciated Net Realizable Value (NRV) method;

ii)    submitted the 2017-2021 Investment Plan;

iii)   submitted a detail of the operating expenses; and

iv)  submitted all other data requested by the Regulatory Authority.

In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period.

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by Edenor as from February 1, 2017. The above-mentioned regulation was amended by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution No. 63/2017 states that the ENRE, instructed by the MEyM, should have limited the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In addition to that which has been mentioned, the ENRE shall recognize and allow Edenor to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

As of December 31, 2017, the amount arising from such deferred income and not recognized by Edenor in these financial statements amounts approximately to $ 4.9 billion.

Moreover, the aforementioned regulation sets forth the procedure for determining the mechanism for monitoring the variation of the CPD, whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In this regard, in August 2017, having the condition for the trigger clause to apply been met, Edenor requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Additionally, ENRE Resolution No. 329/2017 determines the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the Methodology for the Redetermination of Edenor’s Recognized Own Distribution Costs set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

By means of Resolution No. 526/17, the ENRE calls a public hearing to be held on November 17, 2017 with the purpose of informing about the impact on Edenor’s customer bills of the measures to be implemented by the MEyM as a result of the public hearing that such Ministry has called (MEyM Resolution No.403-E/2017) in relation to: (i) the new power and energy reference prices in the MEM relating to the 2017-2018 summer period; (ii) the stimulus plan that rewards electric power-savings; (iii) the social tariff, and; (iv) the electric power distribution methodology.

As a consequence of that which has been previously mentioned, by means of ENRE Note 128,399, Edenor was informed that the MEyM had instructed the ENRE to postpone until December 1, 2017 the application of the tariff increase established in the RTI for November 1, with the result of such increase being recognized in real terms, using for such purpose the adjustment mechanism provided for in ENRE Resolution No. 63/17.

Furthermore, with regard to the deferral of the collection of the CPD adjustment that was to be applied as from August 2017, it is instructed that in order for such adjustment to be recognized in real terms, such concept shall be applied as from December 1, 2017, using also the adjustment mechanism mentioned in the preceding paragraph.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approves the values of Edenor’s own distribution costs, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/2017, and the values of Edenor’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to 2.4627 $/kwh.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2.4. Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, Edenor has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SEE, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with Edenor for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12, mentioned in Note 2.3. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 159 million.

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2017, the debt related to this concept amounts to $ 1.9 billion (comprised of $ 1.2 billion principal and $ 638 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, Edenor agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SEE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which Edenor may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, Edenor does not have any amount receivable with the MEM.

Additional recognition – Investment Plan

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from users.

On October 4, 2017, by means of Resolution No. 840-E/17, the MEyM recognized in favor of Edenor an amount of $ 323.4 million for the works carried out prior to the ending of the FOCEDE, , requiring as a condition for such recognition to take place that Edenor notify both the SEE and the ENRE of its decision to not only abandon any and all administrative and/or judicial claims filed, but also waive its right to any other future claim against the Federal Government, the MEyM, the SEE, the ENRE and/or CAMMESA based on the FOCEDE.

In this regard, on October 9, 2017, Edenor expressed that it had no administrative or judicial claims against such institutions on the aforementioned ground, and that the recourse (“recurso directo”) filed in 2015 against ENRE’s Resolution No. 356/14, pursuant to which a fine had been imposed on Edenor due to the non-application of the FOCEDE’s remaining funds in due time, was not considered within the scope of such requirement.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2.5. Provisional remedies

During 2016, Edenor was notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of Edenor’s sales, ordering the suspension of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required Edenor to refrain from billing with the tariff increase and to reimburse the amounts of the increases already collected by means of a credit in the customers’ accounts to be offset against their future electricity consumption.

In this regard, on December 26, 2016, CAMMESA notified Edenor that, as instructed by the MEyM, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

-          the application of the seasonal prices set by MEyM Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

-          the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, Edenor will issue the bills to its customers and transfer those values to CAMMESA.

The total effects of the credit notes issued for these concepts in 2016 fiscal year were detailed below:

	Res. MEyM N° 6 y 41/2016	Res. ENRE N° 1/2016
Payables for purchase of electricity – CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of Note MEyM N° 2016-04484723	-	1,126

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

2.3.3 Framework agreement

On January 10, 1994, Edenor, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which Edenor was to supply electricity to low-income areas and shantytowns.

The approval of the extension of the Framework Agreement until September 30, 2017 was signed on August 3, 2017. The signing of the aforementioned agreement represents the recognition of revenue in favor of Edenor relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of $ 268.1 million.

In this regard, on October 23, 2017, Edenor received a payment from the Federal Government for $122.6 million.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Due to the fact that at the date of these financial statements the approvals of the Addendum to the Framework Agreement for the October 1-December 31, 2017 period by the Federal Government and the Government of the Province of Buenos Aires are still in process, no revenue for this concept has been recognized, which, as of December 31, 2017, amounted to $ 40.8 million.

2.3.4          Penalties

2.3.4.1. General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2017 and 2016, Edenor has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, Edenor is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which Edenor has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, Edenor submitted a note to the ENRE requesting the rectification of the amounts informed because they are considered erroneous. At the date of issuance of these financial statements, said Note has not been answered.

Furthermore, ENRE Resolution No. 63/17, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, by means of Note No. 125,248 dated March 29, 2017, the ENRE sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)         Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)       For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)      Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

iv)     Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day on which the penalty is imposed for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and proper form.

The impact of these new penalty determination and adjustment mechanisms has been quantified by Edenor and recognized as of December 31, 2017, which resulted in a recovery included in results of $ 41 million.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, Edenor is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by Edenor, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these financial statements, Edenor complied with the terms of this resolution respect to the six-month period ended August 31, 2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.4.2. Penalty Adjustment:

In different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

In this regard, the Company does not know the formula used for obtaining such increase; therefore, it challenged the aforementioned resolutions requesting the suspension of their effects, which are not included within the amount of the provision for penalties recognized as of December 31, 2017.

2.3.5 Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills covered by this Resolution will be made available in the stipulated time frames.

According to Executive Order 740 of the PEN, dated September 20, 2017, the MEyM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued concerning to the resolution mentioned in the previous paragraph.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4     Oil and gas -

2.4.1          Amendment of the Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319. This Law incorporates new drilling techniques available in the oil industry, as well as changes mainly related to terms and extensions of exploration permits and exploitation concessions, canons and royalty rates, new legal concepts for the exploration and exploitation of unconventional hydrocarbons in the Continental Shelf and the Territorial Sea, and a promotion regime pursuant to Executive Order No. 929/13, among other key factors for the industry.

The main changes introduced by Law No. 27,007 are detailed below:

a)    It establishes terms for exploration permits and exploitation and transportation concessions, making a distinction between conventional and unconventional, and continental shelf and territorial sea reservoirs.

b)    The 12% percentage payable as royalties to the grantor by exploitation concessionaires on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas will remain effective. In case of extension, additional royalties for up to 3% on the royalties applicable at the time of the first extension, up to a maximum of 18%, will be paid for the following extensions.

c)     It provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.

d)    It restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

2.4.2          Gas Market

During the last few years, the National Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.4.2.1     Gas Plus Program – SE Resolution No. 24/08

Under this program, the main attraction for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.2.2     Natural Gas Surplus Injection Promotion Program (the “IE Program”)

On February 14, 2013 Resolution No. 1/13 was published in the Official Bulletin, which creates the IE Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its injection into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

The IE Program sets forth that the National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

On April 26, 2013, the Committee of Strategic Planning and Coordination of the National Hydrocarbon Investment Plan (Committee) issued Resolution No. 3/13, which was published in the Official Bulletin, and regulates the IE Program and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the Resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the IE Program’s auditing mechanism.

On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved a project for an increase in the total natural gas injection submitted by the Company, with retroactive effects to March 1, 2013.

2.4.2.3     Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

In November 2013, pursuant to Resolution No. 60/13, the Committee created the IR Program covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and LNG importation penalties in case of breach of the committed volumes. Furthermore, companies benefiting from this Program and meeting the applicable conditions may request the interruption of their participation in that program and their incorporation into the current one. Resolution No. 60/13 (as amended by ES Resolution N° 22/14 y N° 139/14), established a price ranging from 4 US$/MMBTU to 7.5 US$/MMBTU, based on the highest production curve attained.

On March 6, 2014 and January 30, 2015, PELSA and Petrobras were registered with this program pursuant to Resolutions No. 20/14 and 13/15, respectively, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

On January 4, 2016, Executive Order No. 272/15 was passed dissolving the Committee created pursuant to Executive Order No. 1277/12 and providing that the powers assigned to it would be exercised by the MEyM.

It should be pointed out that the collection of the compensation for both Programs depends on the payment capacity of the Argentine Government, which has incurred a delay in the cancellation of credit claims.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On May 20, 2016, Executive Order No. 704/16 authorized the delivery of bonds denominated in U.S. Dollars issued by the Argentine Government (BONAR 2020) for the cancellation of debts outstanding as at December 31, 2015 under the Program. Furthermore, the Executive Order imposes restrictions on the transferability of such bonds, with a limit of up 3% per month without penalty, except to subsidiaries and/or affiliates, and requires the filing of information on a monthly basis.

2.4.2.4     Program for the Encouragement of Investments in the Development of Unconventional Natural Gas Production

On March 6, 2017 MEyM Resolution No. 46-E/2017 was published, which created the Program for the Encouragement of Investments in the Development of Natural Gas Production from Unconventional Reservoirs (the “Program”) seeking to encourage investments for the production of natural gas through unconventional methods in the Neuquén basin and effective until December 31, 2021.

To join this program, an investment plan should be submitted for concessions located in the Neuquén basin producing unconventional natural gas; the program consists of the payment of a compensation to be determined on a monthly basis by multiplying the sold gas volume from the covered concessions by the difference between its minimum price and its actual price (the average volume billed by each company in the domestic market). The minimum price is US$ 7.50 per million BTU for the year 2018, and it will be later decreased by US$ 0.50 per million BTU per year until reaching US$ 6.00 per million BTU for the year 2021. The company may collect compensations under this program as from the month following the submission of the application to join the program or the month of January, 2018, whichever is later, and until December 2021, both dates inclusive. Compensations assessed as indicated above will be payable as follows: 88% to the companies joining the program, and the remaining 12% to the province where the concession covered by the program is located. Compensations will be assessed in U.S. dollars but will be payable in Argentine pesos at the exchange rate for sales operations of Banco de la Nación Argentina effective on the last business day of the month corresponding to the production subject to compensation.

On November 2, 2017 MEyM Resolution No. 419/2017 was published in the Official Gazette. This resolution amends Resolution No. 46-E/2017 and classifies concessions between pilots and in development, with initial production greater than or equal to 500,000 m3 / d per day (monthly average for the July 2016 - June 2017 period). Undeveloped concessions may obtain the minimum insured price for all of their production, as long as they have an average annual production equal to or greater than 500,000 m3 / d per day during a 12-month period before December 31, 2019. For the concessions in development, will only be able to do it for the incremental amount to the initial production. The reference price to calculate the incentive will be on the weighted average of the Argentine market, informed by the Secretary of Hydrocarbon Resources of the MEyM.

On November 17, 2017, MEyM Resolution No. 447-E/2017 was published in the Public Gazette. This resolution extends the application of the “Investment Incentive Program for the Development of Natural Gas Production from Unconventional Reservoirs”, created by Resolution No. 46/2017 and amended by Resolution 419/2017, to the production of natural gas from unconventional reservoirs in the Austral basin.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Finally, on January 23, 2018 MEyM Resolution No. 12E/2018 was published, which introduces certain modifications to the Unconventional Gas Plan created by MEyM Resolution No. 46/17, as amended (the “Unconventional Gas Plan”), including an extension of the definition of “Covered Concessions” to include more than one concession in a single Plan provided:

(i)    they are adjacent;

(ii)   they have a jointly-applicable investment plan;

(iii)  they are operated on a joint basis through the use of substantially the same surface facilities;

(iv)  the companies making up the consortium holding such concessions have the same interest percentages in all concessions involved; and

(v) during the life of the Program, any assignment of an interest in the consortium holding any of the concessions making up the Covered Concession should be made jointly and simultaneously with the assignment of a like interest in all the concessions making up such Covered Concession.

The Company is currently analyzing several projects to submit under this call.

2.4.2.5     Natural Gas Price

As from April 2016, the National Government launched a process for the restructuring of natural gas tariffs and prices aiming to effectively comply with the provisions governing such activities. In this sense, on December 1, 2017 Resolution No. 474/2017 was published in the Public Gazette, whereby new PIST prices were established for natural gas, as well as new propane gas prices for the distribution of undiluted propane gas through grids.

Furthermore, Resolution No. 474/2017 provides for a 10% rebate in the price of natural gas through grids and undiluted propane gas through grids for all classification levels of Residential users obtaining consumption savings equal to or higher than 20% compared to the same period in 2015, as well as the rebate for Social Tariff beneficiaries.

Finally, Resolution No. 474/2017 provides for the obligation to observe the limits set out in Section 10 of Resolution No. 212/16, which established that PIST gas prices may not exceed the maximum amounts equivalent to the following percentages compared to the same billing period for the previous year:

• R1-R23 Users: 300%

• R31-R33 Users: 350%.

• R34 Users: 400%.

• SGP Users: 500%

The above-established limits on increases in the final billed amounts will apply provided the total invoiced amount exceeds $ 250.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.2.6      ENARGAS Resolution No. 4502/17 – Proceeding for Dispatch Administration.

On June 17, 2017, ENARGAS Resolution No. 4502/17 was published in the BO This Resolution approved the Procedure for Dispatch Administration by the Emergency Executive Committee (the “CEE”) and mainly provides for the following guidelines:

i)         An emergency may be declared by carriers, distribution service providers or ENARGAS when it is considered that the priority demand is at stake;

ii)       The carriers and/or ENARGAS will summon all CEE participants, including the loader which, based on the geographic area, may influence the resolution of the situation, as well as suppliers and direct users consuming more than 500,000 m3/day;

iii)      In case the CEE fails to agree on how to distribute the supply to satisfy the unmet priority demand, ENARGAS will make a determination taking into consideration each producer’s available quantities minus the amounts it has already committed to meet another priority demand, with a progressive allocation until matching the proportional quota of each producer in the unmet priority demand.

iv)     The information on the offer and demand will be provided by carriers and ENARGAS;

v)       Decisions by a CEE will be binding on all participants in the gas industry;

vi)     Carriers and distribution service providers will be responsible for the follow-up, control and compensation of imbalances; and

vii)    Although the goal is that imbalances should tend to zero, tolerance bands are allowable, but loaders may not accumulate negative imbalances surpassing such tolerance bands.

On January 24, 2018, ENARGAS Resolution No. 244/18 was published in the Public Gazette, which provided for the following:

•  The resetting of OBA accounts and carriers’ imbalances to zero as from January 1, 2018;

•  Carriers will have a transition period until March 31, 2018 to freely perform the necessary offsets of “OBA” accounts and imbalances recorded as of December 31, 2017. Volumes pending offsetting will be frozen until their allocation proceeding is determined;

•  Consumers which have not received a gas confirmation by a provider or the corresponding transportation service authorization will not be authorized for consumption and will be subject to the penalties set forth by the applicable provisions; and

•  Distributors anticipating that they will not be able to meet their uninterruptible/priority consumptions will declare an Emergency pursuant to ENARGAS Resolution No. 716/98.

Future decisions by this emergency committee may affect the Company’s sales revenues.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.2.7 Agreement for gas supply to distributors

On November 29, 2017, the Company, together with the main Argentine gas producers, executed with the MEyM the terms for the supply of natural gas to distributors aiming to establish basic conditions for the purchase of gas supply to distributors, effective from January 1, 2018 to December 31, 2018.

Producers commit to sell distributors a minimum natural gas volume to cater for their demand pursuant, which establishes the total committed minimum volume per producer and per basin. Furthermore, the main conditions applicable to the contracts to be executed between Producers and Distributors are set out.

2.4.3          Oil Market

As with the gas market, the oil market has also been affected by several resolutions.

On December 29, 2014, pursuant to Resolution No. 1,077/2014, the Ministry of Economy abrogated Resolution No. 394/07 and its amending provisions in order to establish new export rates based on the crude oil’s international price, which is determined based on the reference Brent’s value on the month corresponding to the export less eight U.S. dollars per barrel (US$ 8/Bbl). Under this new system, the cut-off value is set at US$ 71/Bbl. That is, where the international price does not exceed US$ 71, the producer will pay export duties for 1% of that value. When the price is above US$ 80 (that is, an international price of $72/Bbl), variable deductions will be settled.

Ministry of Economy’s Resolution No. 1,077/14 was issued using attributions conferred on the right to hydrocarbons export created in the second paragraph of section 6 of Law No. 25,561, and effective for a five-year term from its promulgation on January 6, 2002. The mentioned term was extended for two additional five-year periods through Law No. 26,217 and Law No. 26,732, ending up as from January 6, 2017.

On January 6, 2017, upon the failure to extend the provisions regulating this issue (Public Emergency Act No. 25,561/02, as amended and supplemented), the withholdings scheme for exports of oil and its derivatives terminated and, therefore, all applicable outstanding rights were canceled by the Customs Office.

2.4.3.1     Petróleo Plus Program

The Company, through PELSA, participated in the Petróleo Plus Program, which provided for certain incentives to production companies. In the third quarter of 2015, Executive Order No. 1330/15 abrogated this program and provided that incentives pending liquidation would be settled through the issuance of Government bonds. On November 30, 2016, Decree No. 1204/16 was published in the Official Gazette, expanding the issuance of Government bonds for the same purpose.

2.4.3.2     Exports Promotion Program

On March 9, 2016, the Ministry of Energy and Mining passed Resolution No. 21/2016 creating a Crude Oil Surplus Exports Promotion Program once the domestic demand for Escalante crude oil from the Golfo San Jorge basin is met, effective from January 1, 2016 to December 31, 2016. The promotion payments will be made as long as the Brent oil average prices does not exceed US$ 47/barrel two days before and two days after the shipment. The compensation payable by the Argentine Government will amount to US$ 7.50 per barrel, provided the conditions detailed in such resolution are met.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.3.3     Argentine Hydrocarbons Industry Transition to International Price Agreement

In December 2015, after then new government assumed office, official exchange rate significantly depreciated, thus directly affecting on crude oil costs for refiners. On this regard, the Government jointly with Argentine´s producers and refiners, agreed domestic crude oil prices for 2016-year. A price of US $ 67.5 and US $ 54.9 per barrel was defined for Medanito variety and Escalante variety, respectively for the first seven months and the application of a 2%, 4%, 6%, 8% and 10% discount on the mentioned prices for the rest of the months, respectively.

On January 11, 2017, the Government and Argentine´s producers and refiners signed the Argentina Hydrocarbons Industry Transition to International Price Agreement, aiming to achieve international parity for domestic crude oil price produced and traded in Argentina during 2017.

On March 21, 2017, Executive Order No. 192/2017 created the Crude Oil and Oil Derivatives Import Operations Registry and established tariff positions for certain products subject to registration and authorization requirements.

2.5     Refining and Marketing

The specifications to be met by fuels that are marketed for consumption in the national territory were modified by Resolution No. 5/16 issued by the Secretary of Hydrocarbon Resources, which replaced Exhibit II of Resolution No. 1283/06, issued by the former SE. This Resolution contains the required specifications of the different kinds of fuel sold in the Argentine market (i.e. naphtha grades 2 and 3 and gasoil grades 2 and 3), and establishes that the maximum sulfur content allowed in gasoil for electric generation should be equal to the sulfur content of gasoil Grade 2 established for areas with a low urban density.

Section 6 of this Resolution requires companies to submit, within 90 days of publication, a detailed schedule of the investment program to be carried out for the next four-year period to reach the objectives set out in Annex I. Such information was timely filed by the Company.

Furthermore, section 4 of this Resolution establishes that from June 1, 2016, the maximum Sulfur content in domestic and imported fuel will be 7,000 mg/kg. Local oil refineries not meeting this specification will be required to submit, within 90 days of publication, an adequacy plan in order to meet the above requirements within 24 months from the publication of this Resolution. The adequacy plan has been submitted and the Company was authorized to dispense fuel oil with 1% maximum sulfur content from Bahia Blanca Refinery until May 31, 2018.

As regards pump prices, during the year ended December 31, 2017, the Company has made adjustments pursuant to the Producers and Refiners Agreement promoted by the MEyM, which was adhered to by the Company and the main companies in this sector. The MEyM has informed of the suspension of the “Agreement for the Transition to International Prices” applicable to pump prices and to the cost of crude oil as a raw material effective as from October 1, 2017. Going forward, pump prices and the domestic price for crude oil barrels to be used as raw material for refining were determined based on the domestic market rules. In this sense, the Company has made adjustments in fuel prices in line with movements by its main competitors.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On October 31, 2017, MEyM Resolution No. 415-E/2017 was published in the BO, which modifies the procedure to determine the purchase price for corn- or sugarcane-based bioethanol to be blended with gasoline for automotive use. This modification results in a decrease in the purchase costs of bioethanol, a raw material which should make up 12% of the volume of gasoline for automotive use sold in the Argentine territory.

Therefore, on November 4, 2017, the Company accompanied the measure adopted by the major market players by reducing suggested gasoline prices at gas stations, thus transferring this cost reduction to end consumers, except in the Provinces of Chubut and Santa Cruz.

2.6      Gas Transportation

2.6.1. General aspect

TGS’ license has been granted for an original term of 35 years starting December 28, 1992. However, upon termination TGS may request to the ENARGAS a License extension for an additional ten-year period. Upon termination of the License’s life, whether it be 35 or 45 years, the Natural Gas Law requires the call for a new bid for the granting of a new license, where TGS —provided it has substantially met its obligations resulting from the License— will have the option to match the best offer received by the National Government during the bidding process.

2.6.2. TGS’s Tariff situation

2.6.2.1.    Framework

The scenario set in 2002 after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.  Likewise, the PEN was authorized to renegotiate the agreements executed with public utility companies, creating for this purpose the UNIREN.

PEN Decree No. 367/16, provided for the dissolution of UNIREN and the assumption of its duties, in the case of TGS, by the Ministry of Energy and Mining, together with the Ministry of Economy.

The Public Emergency Act provided for the termination of tariff step-up clauses based on the value of the U.S. Dollar or on other countries’ price indexes, as well as all other indexation mechanisms. Furthermore, this Act established an exchange ratio of one Argentine Peso = one U.S. Dollar for tariffs and authorized the Argentine Government to renegotiate public utility contracts with licensee companies pursuant to certain criteria set out in the Act during its validity which, after several extensions, terminated on December 31, 2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.6.2.2.     2017 Comprehensive

The 2016 Transitory Agreement lays the grounds for the execution of the Comprehensive Memorandum of Understanding and sets the guidelines to conduct the RTI within a term not exceeding 12 months. Within this framework, on November 9, 2016, the ENARGAS issued Resolution No. I-4122/2016 calling for a public hearing to consider the following: (i) the RTI, (ii) proposals for modifications to the License made by the ENARGAS, and (iii) the methodology for bi-annual adjustments. The public hearing finally took place on December 2, 2016. In the hearing, TGS had the possibility to explain the negative impact the failure to adjust tariff schemes for a term of more than 15 years has had on its economic and financial situation, since during that period several macroeconomic variables affecting its business suffered important increases.

A sustainable recovery of the natural gas transportation segment —which, in view of the Argentine energy mix, is strategic for national development and production— will depend on the conduction of the RTI process, for which TGS has submitted an ambitious expenses and investments plan for the 2017-2021 five-year period, and on the actual implementation of the Comprehensive Memorandum of Understanding.

As at the issuance of these financial statements, there are no certainties on the terms for the execution of the Comprehensive Memorandum of Understanding and its implementation by the National Government.

On March 30, 2017, TGS and the Federal Government executed a new transitory agreement (the “2017 Transitory Agreement”). In this sense, ENARGAS issued Resolution No. I-4362 approving: (i) the RTI and the new tariff chart applicable to TGS; (ii) a Five-Year Investment Plan (April 2017 through March 2022) to be conducted by TGS; and (iii) a non-automatic mechanism for bi-annual updates in natural gas transportation tariffs and investment commitments. For the calculation of the adjustment will contemplate the evolution of the Wholesale Price Index published by the INDEC.

Later, on December 1, 2017, ENARGAS issued Resolution No. 120/2017 whereby, after the conduction of the public hearing, on November 14, 2017 TGS was granted an 80.8% increase on the natural gas transportation tariff and a 29.7% increase on the Access and Use Fee. These increases were granted under the 2017 Transitory Agreement so that TGS may obtain the necessary resources to execute the applicable Five-Year Investment Plan.

As a result of these transitory agreements, TGS is temporarily restrained from distributing and paying dividends until the 2017 Comprehensive Memorandum of Understanding obtains the applicable governmental approvals, with the duty to previously require the corresponding authorization by ENARGAS and duly evidence performance of the committed investments.

As of the issuance of these Financial Statements, the text of the 2017 Comprehensive Memorandum of Understanding is pending approval by the National Congress for its later ratification by the National Executive Branch.

The 2017 Comprehensive Memorandum of Understanding’s entry into effect will entail the termination of the 2017 Transitory Agreement.

Finally, on January 29, 2018, ENARGAS issued Resolution No. 247/2018 calling for a public hearing, which was held on February 20, 2018. The tariff update, which corresponds to the last stage of the tariff increase that arises from the RTI process in accordance with the provisions of Resolution 74, and the Mercedes-Cardales Gas Pipeline construction project, which will be financed through an investment factor (“k” factor), were submitted to the consideration of the public hearing.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.6.3. Arbitration claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS of the request for arbitration brought by Pan American Energy LLC, Argentine Branch, and Pan American Sur S.A (the “plaintiffs”) for an alleged breach of three natural gas processing agreements (effective February 2006 through February 2016), which resulted in a lower allocation of the obtained products.

From April 4 to September 29, 2017, the parties filed their allegations and the Arbitration Evidentiary Hearing was held. The claimed amount is US$ 306 million as of March 15, 2017, plus interest accrued until the actual payment date. Finally, on December 15, 2017, the plaintiffs and TGS filed their Final Conclusion Pleadings. The arbitration award has not been issued as of the date hereof.

TGS considers that the claim contains inconsistencies resulting from wrongful interpretations by the plaintiffs of the rights and obligations stipulated in the agreement and an incorrect application of the agreed mechanisms for the calculation of product allocations and that, therefore, the claimed amount is inadmissible. Additionally, TGS’s external counselors understand that as of the issuance of these financial statements, and based on the allegations submitted by the defense and the evidence filed by TGS, it is more likely than unlikely that TGS’ position will be upheld in this arbitration proceeding.

2.7 Restructuring of the National Government’s interests in assets and energy sector companies

On November 1, 2017, Executive Order No. 882/2017 was published, which provides for the restructuring of the National Government’s interests in several energy sector companies and ventures to limit its participation to those works and services which may not be properly undertaken by the private sector.

This Executive Order provided as follows:

(i)  It instructed the MEyM to take the necessary steps so that EBISA should be merged through absorption into ENARSA, which corporate name will be changed to Integración Energética Argentina S.A. (“IEA”). As from the pre-merger agreement, IEA will market the energy corresponding to Argentina in all binational projects where EBISA takes part.

(ii) IEA will act as Principal in the hydroelectric power plants Condor Cliff and Barrancosa (the original names of the plants are restored). Furthermore, it will act as the generation concessionaire pursuant to Act No. 15,336. The MEyM was authorized to approve the model contract, which should provide for a mechanism (both public and competitive) for the transfer of the concession to the private sector.

(iii) IEA will act as Principal in the following works: a) Río Turbio power plant; b) Regional Centro II gas pipeline; c) Sistema Cordillerano/Patagónico gas pipeline; d) Cordillerano gas pipeline; and e) “La Costa” gas pipeline.

(iv) It instructed the MEyM to adopt the necessary measures so that IEA should sell, assign or otherwise transfer: a) Ensenada and Barragán and Brigadier López power plants (contemplating their closing to combined cycle); b) assets and interests in Manuel Belgrano II power plant; c) ENARSA’s shareholding in CITELEC.

(v) It instructed the MEyM to sell, assign or otherwise transfer:

      - MEyM’s shareholding in: a) Central Dique S.A.; b) Central Térmica Güemes c) Central Puerto S.A.; d) Centrales Térmicas Patagónicas S.A.; e) TRANSPA; and f) Dioxitek

      - the National Government’s interests in: a) TMB; b) TSM; c) Termoeléctrica Vuelta de Obligado; and d) Termoeléctrica Guillermo Brown.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Sales/transfers indicated in items (iv) and (v) above should follow public and competitive processes, preserving the rights stipulated in the applicable contracts and corporate documents (for example, preemptive rights).

Furthermore, the MEyM and IEA were authorized to receive in payment the LVFVDs issued pursuant to Resolution No. 406/2003 and other provisions passed by the SE for up to the maximum amounts and under the conditions to be established by the MEyM.

The applicable public bodies will take part in the valuations necessary to execute these processes, although the MEyM is authorized to hire private entities to such effect.

The bidding processes for the above-mentioned reorganization processes have not been published as of the date of these financial statements.

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by IASB.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 8, 2018.

Significant accounting policies adopted in the preparation of these financial statements are described in Note 4, which have been consistently applied in these financial statements.

These accounting policies have been applied consistently by all Group companies.

Comparative information

Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

The recognition of income – provisional remedies –CAMMESA Note MEyM No. 2016-0448473, the income recognition on account of the RTI - SE Resolution No. 32/15 and the higher costs recognition - SE Resolution No. 250/13 and subsequent Notes, for a total amount of $ 1,627 million, are shown under Other operating income. This reclassification impacts the Consolidated Statement of Comprehensive Income presented in comparative form.

The results of operations with non-controlling interests not representing a loss of control and reserves for stock-based compensation plans are disclosed under “Other reserves”, rather than under “Share premium and other reserves” as previously disclosed. This reclassification impacts the Statement of Financial Position and the Statement of Changes in Shareholders’ Equity presented in comparative form.

As a result of the divestments mentioned in Note 1.5, the Company has classified certain assets from  Refining and Distribution and Oil and Gas segments as held for sale, classifying their results and cash flows as discontinued operations.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all the years presented.

4.1    New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2017 and adopted by the Company

The Group has applied the following standards and/or amendments for the first time for their annual reporting period commencing January 1, 2017

- Amendments to IAS 7 "Statement of cash flows",

- Amendments to IAS 12 “Income taxes”, y

- Amendments to IFRS 12 “Disclosures of interests in other entities” (within improvements to IFRSs – 2014-2016 Cycle)

The adoption of these modifications did not have any impact on the Company’s operating results or financial position.

Additional information is disclosed in Notes 6 and 20 as a result of the application of disclosure requirements on changes in liabilities arising from financing activities and the clarification of the scope of the standard related to entity’s interest classified as held for sale in accordance with IFRS 5 was considered in Note 1, as a result, summarised financial information was not disclosed as it is not required.

4.2    New accounting standards, amendments and interpretations issued by the IASB which are not yet effective and have not been early adopted by the Company

- IFRS 15 “Revenue from Contracts with Customers", issued in May 2014 and later in September 2015, effected date was amended for applying to annual period beginning on or after January 1, 2018. The standard addresses the principles for recognizing revenues and establishes the requirements for reporting about the nature, amount, timing an uncertainty of revenue and cash flows arising from contracts with customers. The basic principle implies the recognition of revenue that represent the transfer of goods or services to customers at an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company will elect to apply IFRS 15 only to contracts that are not completed at the date of initial application, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as of January 1, 2018.

Management has assessed the effects of applying IFRS 15 on the group’s financial statements regarding not completed contracts as of January 1, 2018. As a result of this assessment, the Company has not identified any differences associated with performance obligations identification or price allocation methodology which could affect the timing of future revenue recognition forward.

Finally, no contract assets or contract liabilities to be separately presented under IFRS 15 have been identified.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

- IFRS 9 “Financial Instruments”: was amended in July 2014. This amended version covers all the phases of the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new version supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. The Company has adopted the first phase of IFRS 9 as of the transition date.

The Company will apply IFRS 9 amended retrospectively from January 1, 2018 with the practical expedients permitted under the standard, and comparative periods will not be restated.

Pampa has reviewed its financial assets currently measured and classified at fair value through profit and loss or at amortized cost and has concluded that satisfy conditions to maintain classification; hence, IFRS 9’s modifications are not expected to affect the classification and measurement of financial assets.

Regarding the new hedge accounting model which, in general terms, allows more hedge relationships might be eligible for hedge accounting, in order to align the accounting with the related risk management practices, Pampa has not opted for the designation of any hedge relationships as of the issuance of these financial statements and it does not expect to make such designation; consequently, it does not expect any modifications resulting from the application of IFRS 9.

As regards the new impairment model based on expected credit losses rather than incurred credit losses, based on the assessments conducted as of the issuance of these financial statements, Pampa expects an approximate 15% increase in the allowance for trade receivables

- IFRS 16 “Leases”: issued in January 2016 and replaces the current guidance in IAS 17. It defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. Under this standard, lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for lessees in case of short-term leases and leases for which the underlying asset is of low value assets.  The IFRS 16 is effective for annual periods beginning on or after 1 January 2019. The Company is currently analyzing the impact of its application.

- IFRS 2 “Share based payments”:  amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. It is effective for annual periods beginning on or after January 1, 2018. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

- IFRIC 22 “Foreign Currency Transactions and Advance Consideration”: issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid an advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. It is effective for annual periods beginning on January 1, 2018. The Company estimates that this interpretation will not have an impact on the Company’s operating results or financial position.

- Improvements to IFRSs – 2014-2016 Cycle: amendments issued in December 2016 that are effective for periods beginning on or after January 1, 2018. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

- IFRS 17 "Insurance contracts": issued in May 2017. Replaces IFRS 4, which was brought in as an interim standard in 2004 establishing the dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure related to insurance contracts and shall by applied for annual reporting periods beginning on or after January 1, 2021, early application for entities that apply IFRS 9 and IFRS 15 is permitted. The Company is analyzing the impact of the application of IFRS 17, however, it estimates that it will not have any impact on the Company’s results of operations or financial position.

- IFRIC 23 "Uncertainty over Income Tax Treatments": issued in June 2017. Clarifies how to apply IAS 12 when there is uncertainty over income tax treatments to determine income tax. According to the interpretation, an entity shall reflect the effect of the uncertain tax treatment by using the method that better predicts the resolution of the uncertainty, either through the most likely amount method or the expected value method. Additionally, an entity shall assume that the taxation authority will examine the amounts and has full knowledge of all related information in assessing an uncertain tax treatment in the determination of income tax. The interpretation shall apply for annual reporting periods beginning on or after January 1, 2019, early application is permitted. The Company is analyzing the impact of the application of IFRIC 23, however, it estimates that it will not have any material impact on the Company’s results of operations or financial position.

- IFRS 9 "Financial instruments": application guidance modified in October 2017, in relation to the classification of financial assets in the case of contractual terms that change the timing or amount of contractual cash flows to determine whether the cash flows that could arise due to that contractual term are solely payments of principal and interest on the principal amount. It is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted. The Company is analyzing the impact of its application, however, it estimates that it will not have any impact on the Company´s results of operations or financial position.

- IAS 28 "Investments in associates and joint ventures": amended in October 2017. Clarifies IFRS 9 applies to other financial instruments in an associate or joint venture to which the equity method is not applied. It is applicable to annual periods beginning on or after January 1, 2019, early adoption is permitted. The Company is analyzing the impact of its application, however, it estimates that it will not any impact on the Company’s results of operations or financial position.

- Improvements to IFRSs – 2015-2017 Cycle: amendments issued in December 2017 that are effective for periods beginning on or after January 1, 2019. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.3    Principles of consolidation and equity accounting

4.3.1 Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group (see Note 4.3.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Comprehensive Income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

4.3.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.3.4 below), after initially being recognized at cost.

4.3.3. Joint arrangements

Under IFRS 11 “Joint Arrangements” investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has both joint operations and joint ventures.

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings.

Joint ventures

Interests in joint ventures are accounted for using the equity method (see Note 4.3.4 below), after initially being recognized at cost in the Consolidated Statement of Financial Position.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.3.4. Equity Method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, together with any long-term interests that, in substance, form part of the net investment, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the group.

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described below in Note 4.8.

4.3.5 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

i)               the fair value of the transferred assets,

ii)             the liabilities incurred to the former owners of the acquired business,

iii)           the equity interests issued by the group,

iv)          the fair value of any asset or liability resulting from a contingent consideration arrangement, and

v)            the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of i) the consideration transferred, ii) the amount of any non-controlling interest in the acquired entity, and iii) the acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If the fair value of the net identifiable assets of the business acquired exceeds those amounts, the gain on bargain purchase is recognised directly in profit or loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss. The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

4.3.6. Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in “Other reserves” within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

4.4    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive committee, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing  based on market prices for each product.

In the aggregation of segments, the Company has primarily considered the nature of the regulatory framework of the Energy Industry in Argentina and product integration in the Company’s production process.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.5    Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognized at cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period.

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable.

The depreciation methods end periods used by the group are described below.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

4.5.1          Depreciation methods and usefull lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Substations:	35 years
High voltage lines:	40 - 45 years
Medium voltage lines:	35 - 45 years
Low voltage lines:	30 - 40 years
Transformer centrals:	25 - 35 years
Meters:	25 years
Vehicles:	5 years
Furniture, fittings and communication equipment:	5- 20 years
Computer equipment and software:	3 years
Tools:	10 years
Gas Plant and Pipeline:	20 years

The depreciation method is reviewed, and adjusted if appropriate, at the end of each year.

4.6    Intangible assets

4.6.1          Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

4.6.2          Concession arrangements

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization and are amortized following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

The concession agreement of Edenor, has a remaining life of 71 years, while the HIDISA and HINISA has a life of 22 years.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.6.3          Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

As of December 31, 2016, corresponds to the commercial contracts identified in the Refining and distribution segment with an average useful life of five years based, among other factors, on contractual agreements, consumer behavior and economic factors related to companies Combined.

4.7    Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The initial estimated asset retirement obligations in hydrocarbons areas, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in profit or loss.

4.8    Impairment of non-financial assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset´s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units or CGUs). Non-financial assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.9     Foreign currency translation

4.9.1 Functional and presentation currency

Information included in the financial statements is measured in the functional and presentation currency of the Company, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

IAS 29 "Financial reporting in hyperinflationary economies" requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year. In general terms, by applying to non-monetary items the change in a general price index from the date of acquisition or the date of revaluation, as appropriate, to the end of the reporting period. In order to conclude about the existence of a hyperinflationary economy, the standard mentions certain indications to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

Considering that as of the end of the fiscal year it was not possible to calculate the cumulative rate of inflation for the three-year period then ended based on INDEC’s official data, as WPI publication was suspended from November 2015 to December 2015, there was not enough evidence to conclude that Argentina’s is a hyperinflationary economy as of December 31, 2017; additionally, Argentine Government expects inflation levels to experience a downward trend. Therefore, the restatement requirements for financial information established in IAS 29 have not been applied.

Although conditions necessary to qualify Argentine economy as hyperinflationary in accordance with provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables affecting the Company's business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in these financial statements.

4.9.2 Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates as of at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and transactional exchange rate for foreign currency transactions.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.9.3 Group companies

Results and financial position of subsidiaries and associates that have a different functional currency from the presentation currency are translated into the presentation currency as follows:

-        assets and liabilities are translated using the closing exchange rate;

-        gains and losses are translated using the exchange rates prevailing at the date of the transactions.

The results from the remeasurement process into the functional currency are recorded in line “Financial results” of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in “Other Comprehensive Income”. When an investment is sold or disposed of, in whole or in part, the related differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

4.10            . Financial assets

4.10.1       Classification

4.10.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

4.10.1.2 Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is classified and measured at fair value through profit or loss.

All equity investments are measured at fair value. For equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of the Group was recognizing changes in fair value through profit or loss.

4.10.2 Recognition and measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The Group subsequently measures all equity investments at fair value. When the Group elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.10.3 Impairment of financial assets

Financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded in the income statement.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset has a variable interest rate, the discount rate for the calculation of the impairment loss is the currently effective interest rate under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statement of comprehensive income.

4.10.4 Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.11             Income recognition

Interest income

Interest income is recognized using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Dividends

Dividend on interests that are not accounted for using the equity method are recognized as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a consequence.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.12             Trade and other receivables

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if applicable.

A loss allowance is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount, based on the evaluation of different factors, including significant customer’s financial difficulties, breach of contractual clauses, customer´s credit risk, historical trends and other relevant information.

Receivables from CAMMESA, documented as LVFVDs, have been valued at their amortized cost, the maximum value of which is their recoverable amount at the period’s closing date. The amortized cost has been determined based on the estimated future cash flows, discounted based on a rate reflecting the time value of money and the risks inherent to the transaction.

Receivables arising from services billed to customers but not collected by Edenor, as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

Additionally, and faced with temporary and/or exceptional situations, Edenor Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.13             Derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized in equity. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the statement of income.

The Company partially hedges its exchange rate risk mainly through the execution of forward contracts denominated in U.S. dollars. However, the Company has not formally designated privately negotiated derivatives as hedging instruments. Therefore, changes in their value are disclosed in “Foreign currency exchange difference”, under “Other financial results”.

4.14             Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation and Distribution of Energy business segments.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of income when the inventories are overstated.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.15  Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights frominsurance contracts, which are specifically exempt from this requirement.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) until fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. The gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they be classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation, that is, an item which has been disposed of or classified as held for sale; and (i) it represents a significant business line or geographic area which may be considered separate from the rest; (ii) it is part of a single coordinated plan to dispose of a significant business line or operating geographic area which may be deemed separate from the rest; or (iii) it is a subsidiary entity acquired solely for the purpose of reselling it; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

4.16  Cash and cash equivalents

For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities in the Consolidated Statement of Financial Position and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.17            Shareholder´s equity

Equity’s movements have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

b.     Share premium

It includes:

(i)         The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.

(ii)       The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.

(iii)      The difference between the proportional equity value registered before the merger of subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19550, 5% of the profit arising from the statement of comprehensive income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

d.     Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

e.     Other reserves

It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

f.      Retained earnings (Acumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS.

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders have complied with these requirements.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

g.     Other comprehensive income

It includes gains and losses from the remeasurement process of foreign operations and actuarial gains and losses for defined benefit plans and the related tax effect.

h.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

4.18             Compensation plans

Note 45 details the conditions applicable to the different compensation agreements, the payment conditions, and the main variables considered in the corresponding valuation model.

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

- Compensations payable in cash:

i)      Compensation agreements – Senior Management: the reasonable value of the received services is measured through a share appreciation estimate using the Black-Scholes-Merton valuation model. The fair value of the amount payable under the compensation agreements is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

ii)     Company Value Sharing (“Company-Value Compensation”) - PEPASA: the Black-Scholes-Merton financial valuation model was used to make this estimate, taking into consideration the enforceability of the remuneration. The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the recognition of an increase in liabilities. Liabilities are revalued on each balance sheet date and at their settlement date. Any change in the fair value of liabilities is disclosed under profit or loss.

- Compensations payable in shares

i)      Stock-based Compensation Plan – Officers and other key staff: the fair value of the received services is measured at the fair value of shares at the time of granting, and is disclosed during the vesting period, together with the corresponding increase in equity.

ii)     Stock-based Compensation Plan -Edenor: The fair value of the services received is disclosed as an expense and determined by reference to the fair value of the granted shares and charged to profit or loss in the vesting period, or immediately if vested at the grant date.”.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

On the other hand, PEPASA granted to certain officers an Annual Variable Compensation for the performance of technical and administrative duties amounting to 7% of the EBDA accrued (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of PEPASA

The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

4.19             Trade payables and other payables

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for particular matters described below.

4.19.1 Customer guarantees

Customer guarantees are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

In accordance with the Concession Agreement, Edenor is allowed to receive customer guarantees in the following cases:

i.    When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

ii.   When service has been suspended more than once in one-year period;

iii.  When the power supply is reconnected and Edenor is able to verify the illegal use of the service (fraud).

iv.  When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

Edenor has decided not to request customer guarantees from residential tariff customers.

Customer guarantees may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which Edenor is allowed to receive customer guarantees no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which Edenor has with the customer.

4.19.2 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value against Property, plant and equipment, and are subsequently measured at amortized cost using the effective interest rate method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.19.3 Particular matters

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.3), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

4.20             Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings, using the effective interest method.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.21            Deferred revenues

Non-refundable customer contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18 “Transfers of Assets from Customers”, the assets received are recognized by Edenor as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

i.    Customer connection to the network: revenue is accrued until such connection is completed;

ii.   Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

4.22             Employee benefits

4.22.1 Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current salaries and social security payable in the consolidated statement of financial position.

4.22.2 Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

Additionally, the Company operates several defined benefit plans. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognized in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognized in other comprehensive income (loss) in the period in which they arise and past service costs are recognized immediately in the statement of income (loss).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.23             Provisions and contingent liabilities

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as other financial results.

Contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized. The Company discloses in notes to the financial statements a brief description of the nature of material contingent liabilities.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

4.24             Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of discount and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: there are recognized as accrued comprising energy made available and generated energy.

ii.       From the electricity distribution activity: there are recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Revenue from the electricity provided by Edenor to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Edenor also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

iii.       From exploration and exploitation of oil and gas, petrochemicals and refining and distribution activities: Revenues from sales of crude oil, natural gas and liquefied petroleum gas, petrochemical and refined products are recognized on the transfer of title in accordance with the terms of the related contracts, which is when the customer has taken title and assumed the risks and benefits, prices have been determined and collectability is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium.

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Consolidated statement of Comprehensive income (loss).

Finally, the Company provides the service of hydrocarbon operation and production in exchange for a participation in the production of the hydrocarbon areas.

4.25             Other Income – Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. There are no unfulfilled conditions or other contingencies attaching to the following grants. The group did not benefit directly from any other forms of government assistance.

4.25.1 Recognition of higher cost

The recognition of higher costs not transferred to the tariff, as well as the recognition established by SE Resolution No. 32/15 and the recognition of income due to the effect of the precautionary measures of the Municipalities of Pilar and La Matanza (Note 2.3) fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution No. 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Such concepts have been disclosed in the “Income recognition on account of the RTI – SE Resolution No. 32/15”,  “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” and “Recognition of income provisional measures MEyM Note N° 2016-04484723” line items under Other operating income in the Consolidated Statement of Comprehensive Income, recognizing the related tax effects.

4.25.2 Recognition of compensation for injection of surplus gas

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed. This item has been disclosed under Compensation for Surplus Gas Injection, under Other operating income, in the Consolidated Statement of Comprehensive Income (loss). Asimismo, la línea de Canon extraordinario, dentro del rubro Otros egresos operativos, del Estado de resultado integral consolidado, incluye los costos fiscales asociados al programa.

4.26             Income tax and minimun notional income tax

4.26.1 Current and deferred income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Current and deferred tax assets and liabilities have not been discounted, and are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina (see Note 48), Venezuela, Ecuador, Bolivia, Spain and Uruguay are 35%, 50%, 22%, 25%, 25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

4.26.2 Minimum notional income tax

The Company assesses the minimum notional income tax by applying the current 1% rate over the assets computable at the closing of the year. As this tax supplements the income tax, the Company does not assess it for the periods where no income is evidenced on the income tax, based on the case law established by the “Hermitage” decision (CSJN, 15/06/2010), which ruled on the unconstitutionality of this tax when tax losses are disclosed for the period.

The Company’s tax obligation for each year will be the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a payment in advance of income tax through the next ten years.

As of the closing date hereof, the Company’s Management analyzed the receivable’s recoverability, and allowances are created in as long as it is estimated that the amounts paid for this tax will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans. The Company’s Management will evaluate the evolution of this recoverability in future fiscal years.

4.27  Leases

Leases of property, plant and equipment where the Group, as lessor, has transferred all the risks and rewards of ownership are classified as finance leases (Note 39.2). Finance leases are recognized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental rights, net of finance charges, are included in other current and non-current receivables. Each lease payment received is allocated between the receivable and finance income. The finance income is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the receivable for each period. The property, plant and equipment leased under finance leases is derecognized if there is reasonable certainty that the Group will assign ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 39.1.a). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term (Note 39.1.b). The respective leased assets are included in the Consolidated Statement of Financial Position based on their nature.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

5.1 Impairment of non-financial assets

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each asset group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / CMM and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows that these units will generate. The Company Management uses approved budgets up to one year as the base for cash flow projections that are latter extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. Discount rates used to discount future net cash flows is WACC, for each asset or CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

5.1.1 Impairment of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As of December 31, 2011, the Company has recorded impairment losses for property, plant and equipment and intangible assets associated with its investment in Edenor resulting from the assessment of their recoverable value. Depreciation losses totaled up $ 648 million before income tax.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As of the date of issuance of these financial statements, Pampa considers that the effective implementation of the comprehensive tariff review process that implied increases in the applicable rates by Edenor during 2017 represents an indication that the impairment losses recognized in prior years may no longer exist. For this reason, Edenor has prepared its projections for the sole purpose of analyzing the recoverability of the impairment recorded by the Company

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, measured as the value in use, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

Edenor has elaborated its projections as from the implementation of ENRE Resolution No. 63/17, which established the new tariff schemes applicable as from February 1, 2017, that fixed Edenor's remuneration and the tariff adjustment mechanism for the next 5 years (Note 2.3). Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, Edenor has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (Resolution of regulatory matters) and its best estimate for the other variables with lower incidence.

In order to determine the scenario mentioned in the preceding paragraph, Edenor has considered the following:

               i.      Nature, opportunity, and modality of electricity rate increases and / or cost adjustments recognition: Electricity rate increases as resolved in the RTI process;

             ii.      Settlement of regulatory liabilities: Edenor has considered to use the final surplus of its annual cash flows until these liabilities are settled;

            iii.      Electricity demand growth: 3% per year;

           iv.      Development of costs to be incurred: mainly based on the expected level of inflation;

             v.      Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

           vi.      Inflation rate;

          vii.      Exchange rate.

        viii.      The discount rate (WACC) in pesos varies for each year of the projection. For the first 5 years, the average of these rates is 23%.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As a result of the gradual restructuring of Edenor's economic-financial situation detailed in Note 41, the Company has reversed the impairment losses recognized in previous years and has recorded a gain of $ 461 million in property, plant and equipment net of depreciation expense and a gain of $ 82 million in intangible assets, net of depreciation expense, before income tax.

5.1.2 Impairment of goodwill

As a result of the acquisition of PPSL, the Company has recognized a goodwill of $ 994 million that has been allocated, for the purpose of impairment testing, to the oil and gas business segment regarding future synergies of combined business and assembled workforce.

For the purpose to determine the value in use of the segment, the Company prepared the cash flows on the basis of estimates concerning proved oil and gas reserves (developed and to be developed) and probable reserves, according to the reports of oil and gas reserves prepared by the Company and the projection period was determined based on the end of the respective concession contracts. In addition, the Company has made estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which are: (i) reserve levels and production; (ii) sales price evolution; (iii) operating costs evolution; (iv) investment needs and; (V) macroeconomic variables such as inflation rates, foreign currency exchange rate. The WACC discount rate in U.S. dollars used amounted to 10.8%

As a result of the oil and gas business segment impairment test, the Company concluded that the assets in the oil and gas segment, considered as a whole do not exceed the recoverable value, measured as the value in use as of December 31, 2017.

5.2 Current and deferred Income tax / Minimum notional income tax

The Company Management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As a result of the recoverability analysis performed, as of December 31, 2016, the Company and certain subsidiaries have derecognized the liability related to the application of the provisions of the “Hermitage” decision to the determination of the minimum notional income tax liability. This has been applied to all periods in which the Company had evidenced tax losses, and resulted in the recognition of income for $ 123 y $ 88 million disclosed under the lines “Income tax and minimum notional income tax” and “Financial expense” within the Consolidated Statement of Comprehensive of Income / (Loss), respectively, as the tax credit had not been previously recognized.

To such effect, the Company has used the following grounds:

a)    several previous cases within the Group where Courts has ruled in favor of the Company’s allegation according to the criterion established by the “Hermitage” decision;

b)    the completion of tax audits for periods in which certain subsidiaries of the Group have applied the criterion established by the “Hermitage” ruling;

c)    and lastly, the abrogation of the tax pursuant to Section 76 of Act No. 27,260 (Tax Transparency) for fiscal years beginning as from January 1, 2019, which evidences the Treasury's position on the continuation of proceedings as the one brought against the Company.

Additionally, the Company has recognized an income of $ 23 million for the recognition of the tax credit for minimum notional income tax paid in previous years. The Company considers it is probable that it will generate future taxable income to use this tax credits within the statutory limitation period, as a result of corporate reorganizations described.

5.3 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.24, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at financial statements date, and taking into account our litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

However, if the Company´s Management estimates are not correct, current provisions might be inadequate and could have an adverse effect on the Company’s results of operations, financial position and cash flows.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.4 Asset retirement obligations

Asset retirement obligations after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations estimates are adjusted when it is justified by changes in the evaluation criteria or at least once a year.

5.5 Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The allowance for doubtful accounts is assessed based on the historical level of both the balances written off as an expense and the default balances. In the case of the distribution of energy segment, a delinquent balance comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (tariff 1) customers, for medium and large-demand (tariff 2 and 3) customers. Edenor´s Management records an allowance applying an uncollectibility rate for each customer category, based on the historical comparison of collections made against the default balances of each customer category.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by SE, which allow the Company to collect its credits with CAMMESA through different mechanisms.

Additionally, Management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

5.6 Actuarial assumptions in defined benefit plans

Actuarial commitments with defined benefit plans to employees are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.7 ENRE Penalties and discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3.

5.8 Revenue recognition

In the distribution of energy business segment, revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

In the oil and gas business segment, the fair value of the consideration receivable corresponding to revenues from gas sales to Distributors is recognized based on the volume of gas delivered and the price established by the SE (in accordance with applicable resolutions).

5.9 Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Notes 4.7 and 4.8).

5.10 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

5.11 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include the i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and iii) market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

NOTE 6: FINANCIAL RISK MANAGEMENT

6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods comprised in these financial statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the Argentine peso and other currencies, primarily with respect to U.S. dollar. In some cases, the Company may use derivative financial instruments to mitigate associated exchange rate risks.

The Company collects a meaningful portion of its revenues in Argentine pesos pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from: i) the sale of energy (Supply Agreements under ES Resolution No. 220/07, Energy Plus contracts and generators’ revenues under ES Resolution No. 19-E/17) and ii) the sale of gas and crude oil.

Furthermore, a significant portion of the Company’s financial debt (approximately 85%) is denominated in U.S. dollars, against a 66% at the closing of the previous fiscal year. It should be pointed out that this increase is mainly due to the issuance of Class 1 Corporate Bonds during January 2017.

Additionally, the Company has made several investment commitments, mainly projects to increase its thermal generation capacity and projects for the generation of energy from renewable sources, most of which are denominated in foreign currency, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso.

In the Distribution segment, the subsidiary Edenor collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in that currency, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Edenor can manage this risk through the execution of forward contracts denominated in foreign currency. As of the end of 2017 year, Edenor has not hedged its exposure to the US dollar. Edenor does not currently hedge its exposure to currency risk. Therefore, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

During 2017, U.S. Dollar currency appreciated by approximately 18%.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2017	Total 12.31.2016

ASSETS

NON CURRENT ASSETS
Financial instruments
Financial assets at amortized cost
Third parties	US$	-	-	-	1
Other receivables
Related parties	US$	42.4	18.599	789	733
Third parties	US$	62.7	18.549	1,163	934
Financial assets at fair value through profit and loss
Third parties	US$	-	-	-	513
Total non current assets				1,952	2,181

CURRENT ASSETS

Financial instruments
Financial assets at fair value through profit and loss
Third parties	US$	263.0	18.549	4,879	678
Derivative financial instruments
Third parties	US$	0.2	18.549	4	-
Trade and other receivables
Related parties	US$	10.2	18.599	189	106
Third parties	US$	246.0	18.549	4,563	4,464
	EUR	-	-	-	1
	VEF	-	-	-	2

Cash and cash equivalents	US$	21.8	18.549	404	1,087
	EUR	0.3	22.283	7	2
Total current assets				10,046	6,340
Non Financial instruments
Non current assets classified as held for sale	US$	39.0	18.549	723	19
Total assets				12,721	8,540

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2017	Total 12.31.2016

LIABILITIES

NON CURRENT LIABILITIES

Financial instruments
Trade and other payables
Third parties	US$	6.7	18.649	125	-
Borrowings
Related parties	US$	0.8	18.599	14	16
Third parties	US$	1,737.5	18.649	32,403	11,737

Non financial instruments
Provisions
Related parties	US$	-	-	-	366
Third parties	US$	89.1	18.649	1,662	2,378
Total non current liabilities				34,204	14,497

CURRENT LIABILITIES

Financial instruments
Trade and other payables
Related parties	US$	2.2	18.599	40	95
Third parties	US$	249.4	18.649	4,651	3,447
	EUR	22.4	22.450	502	57
	CHF	0.6	19.168	12	-
	SEK	21.0	2.280	48	6
	VEF	-	-	-	5
Borrowings
Third parties	US$	213.4	18.649	3,979	5,398

Non financial instruments
Salaries and social security payable
Third parties	US$	0.1	18.649	3	1
Taxes payables
Third parties	US$	1.0	18.649	19	11
Provisions
Related parties	US$	21.3	18.599	396	394
Third parties	US$	15.0	18.649	280	307
Total current liabilities				9,930	9,721
Liabilities associated to assets classified as held for sale	US$	68.9	18.649	1,285	-
Total liabilities				45,419	24,218
Net Position Liability				(32,698)	(15,678)

 (1) The exchange rates correspond to December 31, 2017 released by the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swiss francs (CHF) and Norwegian kroner (SEK). For balances with related parties, the Exchange rate used is the average.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S.Dollar as compared to the Argentine peso would generate in absolute values an increase or decrease of $3,215 million and $ 1,647 million in the 2017 and 2016 fiscal years, respectively. The Group´s exposure to other foreign currency movements is not material.

Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks on account of the current regulatory, economic, governmental and other policies in force, gas domestic prices are not directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit and loss detailed in Note 12 to these financial statements:

	Increase (decrease) of the result for the year
Financial assets	12.31.2017	12.31.2016
Shares	15	15
Government securities	502	158
Investment funds	959	319
Corporate bonds	-	1
Variation of the result of the year	1,476	493

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it happened from 2014 to 2016. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2017, approximately 13.7% of the indebtedness was subject to variable interest rates, mainly denominated in pesos at the Private Badlar rate plus an applicable margin. Approximately 63% of the indebtedness at variable rates is denominated in pesos. The rest of the Company’s indebtedness subject to variable interest rates is denominated in U.S. dollar, based on Libor rate plus an applicable margin.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

As of the date of issuance of these financial statements, the Company is not exposed to a significant risk of variable interest rate increases since most of the financial debt is subject to fixed rate.

In the fiscal years ended December 31, 2017 and 2016, the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2017	12.31.2016
Fixed interest rate:
Argentinian pesos	2,270	2,729
U.S dollar	33,769	14,305
Subtotal loans granted at a fixed interest rate	36,039	17,034

Floating interest rates:
Argentinian pesos	3,603	5,808
U.S dollar	2,108	2,479
Subtotal loans granted at a floating interest rate	5,711	8,287

Non interest accrues
U.S dollar	697	284
Argentinian pesos	519	367
Subtotal no interest accrues	1,216	651
Total borrowings	42,966	25,972

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the fiscal year's results of $ 107 million.

6.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Board of Directors and approved by the Financial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The credit risk is associated with the Company’s commercial activity through customer trade receivables, as well as available funds and deposits in banking and financial institutions.

The Company, in its ordinary course of business and in accordance with its credit policies, grants credits to a large customer base, mainly large sectors of the industry, including service station operators, refineries, exporters, petrochemical companies, natural gas distributors, electricity large users and electricity distributors.

The Company has established an allowance for doubtful accounts. This allowance represents the best estimate by the Company of possible losses associated with trade receivables.

As of December 31, 2016, the Company’s trade receivables, without considering Edenor, totaled 7,295 million, out of which 69% are short-term receivables and the remaining 31% are classified as non-current and correspond mainly to CAMMESA (national company responsible for purchasing electric power from generators and selling it to distributors). With the exception of CAMMESA, which represents approximately 38% of all trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties. No other client has a meaningful percentage of the total amount of these receivables.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

In the case of Edenor, delinquent trade receivables increased from $ 659 million as of December 31, 2016 to $ 1,041 million as of December 31, 2017. mainly due to the tariff increase during the fiscal year (Note 2.3). As of December 31, 2017 and 2016, a provision in the amount of $ 459 million and $ 260 million, respectively, has been set aside for such delinquent receivables.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which Edenor either applies different offsetting mechanisms against municipal taxes it collects on behalf of the municipalities, or implements debt refinancing plans, with the aim of reducing them.

Furthermore, and taking into account that in fiscal year 2016 the ENRE prevented Edenor from suspending the electricity supply to customers with delinquent balances, Edenor’s actions to reduce the impact of delinquency were limited. Therefore, at the date of issuance of these financial statements Edenor’s Board of Directors is analyzing the plans of action it will implement in order to reinforce the activities aimed at reducing delinquent balances.

Additionally, it is important to point out that in fiscal year 2016 it was possible to collect more than 50% of the delinquent receivables existing as of December 31, 2015.

Finally, and with regard to the electricity supplied to low-income areas and shantytowns, as stipulated in the Adjustment Agreement (Note 2.3), in fiscal year 2016 Edenor received payments for a total of $ 65 million, which represents 89% of the outstanding balance as of December 31, 2015. Past experience shows that these balances have always been collected.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2017 and 2016, financial statements included allowances for $ 260 million and $ 79 million, respectively. Failure to collect receivables in the future may have an adverse effect on Edenor's financial situation and operating results which, in turn, may negatively impact its capacity to repay loans, including the cancellation of its Corporate Bonds.

Additionally, our Natural Gas Promotion Program compensation depends on the Argentine Government's ability and willingness to pay. Before the Government authorized the issuance of dollar-denominated sovereign bonds to cancel outstanding debts under the Program, the Company suffered a significant delay in the collection of the Compensation. Afterwards, during June and July, 2016, Petrobras and PEPASA received BONAR 2020 bonds for a face value of US$ 34.3 million and US$ 29.5 million as compensation owed as at December 2015. During 2017 the collection of the compensations by the Company were delayed again. We may not guarantee that the Company will be able to properly collect the offered compensations, which might give rise to a claim to the Argentine Government.

6.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2017 and 2016 is detailed below:

	12.31.2017	12.31.2016

Current assets	36,912	23,150
Current liabilities	29,958	30,063

Index	1.23	0.77

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements.

Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2017	Trade and other payables	Borrowings	Total
Less than three months	12,041	13,936	25,977
Three months to one year	6,004	12,938	18,942
One to two years	221	4,166	4,387
Two to five years	122	16,624	16,746
More than five years	-	30,239	30,239
Without established term	6,068	6,071	12,139
Total	24,456	83,974	108,430

As of December 31, 2016	Trade and other payables	Borrowings	Total
Less than three months	8,799	1,088	9,887
Three months to one year	4,068	10,995	15,063
One to two years	311	2,548	2,859
Two to five years	118	6,312	6,430
More than five years	-	12,080	12,080
Without established term	4,907	-	4,907
Total	18,203	33,023	51,226

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

6.2 Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2017 and 2016 were as follows:

	12.31.2017	12.31.2016
Total borrowings	42,966	25,972
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(15,412)	(5,609)
Net debt	27,554	20,363
Total capital attributable to owners	44,464	31,417
Leverage ratio	61.97%	64.82%

6.3 Regulatory risk factors

Pursuant to caption C of Section 37 of the Edenor’s Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by Edenor when the cumulative value of the penalties imposed to Edenor in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

Edenor’s Management evaluates the development of this indicator on an annual basis.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

6.4 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

-          Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

-          Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2017 and 2016:

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	5,024	-	-	5,024
Shares	-	-	150	150
Investment funds	9,589	-	-	9,589
Derivative financial instruments	-	4	-	4
Other receivables	590	-	-	590
Total assets	15,203	4	150	15,357

Liabilities
Derivative financial instruments	-	82	-	82
Total liabilities	-	82	-	82

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	12	-	-	12
Government securities	1,576	-	-	1,576
Trust	-	-	150	150
Investment funds	3,189	-	-	3,189
Other	3	-	-	3
Cash and cash equivalents
Investment funds	61	-	-	61
Derivative financial instruments	-	13	-	13
Other receivables	29	-	-	29
Total assets	4,870	13	150	5,033

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate as a parameter.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

7.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 7: (Continuation)

			12.31.2017	12.31.2016
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
BLL (1)	Argentina	Winemaking	-	100.00%
Corod	Argentina	Oil	100.00%	100.00%
CPB Energía S.A.	Argentina	Oil	100.00%	-
CTG (1)	Argentina	Generation	-	90.42%
CTLL (1)	Argentina	Generation	-	100.00%
Ecuador TLC S.A.	Ecuador	Oil	100.00%	100.00%
Edenor	Argentina	Distribution of energy	51.54%	51.54%
Eg3 Red (1)	Argentina	Distribution	-	100.00%
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
IEASA (2)	Argentina	Investment	-	100.00%
INDISA (1)	Argentina	Investment	-	91.60%
INNISA (1)	Argentina	Investment	-	90.27%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
IPB (1)	Argentina	Investment	-	100.00%
PACOSA (3)	Argentina	Distributor	100.00%	100.00%
PBI	Bolivia	Investment	100.00%	100.00%
PELSA (4)	Argentina	Oil	58.88%	58.88%
Petrobras Energía Colombia Gran Cayman	Colombia	Oil	100.00%	100.00%
Petrobras Energía México	Mexico	Oil	-	100.00%
Petrobras Energía Ecuador	Gran Cayman	Investment	100.00%	100.00%
Petrobras Energía Operaciones Ecuador	Ecuador	Oil	100.00%	100.00%
PEPASA (1)	Argentina	Oil	-	49.54%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA	Spain	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II (1)	Argentina	Investment	-	100.00%
PPSL	Spain	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%
WEBSA (3)	Argentina	Distributor	-	100.00%
(1) See Note 1.4.1.

(2) See Note 1.4.3.1.

(3) See Note 1.4.3.2.

(4) See Note 1.5.2.

7.2. Summarised financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor with 51.54% equity interest. PELSA; with 58.88% equity interest, consolidated as from July 27, 2016; and PEPASA with 49,54% equity interest consolidated for the nine-month period ended on September 30,2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

Edenor

The subsidiary is registered in Argentina, which is also the place where it develops its activities.

i.       Summary statement of financial position

	12.31.2017	12.31.2016
Non Current
Total non current assets	16,042	12,311

Borrowings	4,192	2,770
Other non current liabilities	7,511	6,238
Total non current liabities	11,703	9,008

Current
Cash and cash equivalents	83	259
Other current assets	9,180	6,363
Total current assets	9,263	6,622

Borrowings	71	54
Other current liabilities	12,470	9,509
Total current liabilities	12,541	9,563

Total equity	1,061	362
Non-controlling interest	514	175

ii.     Summary statement of comprehensive income (loss)

	12.31.2017	12.31.2016
Revenue	24,340	13,080
Depreciation	(430)	(352)
Interest income	273	197
Interest expense	(1,541)	(1,442)

(Loss) Profit for the year before tax	1,123	(1,932)
Income tax	(441)	743
(Loss) Profit for the year	682	(1,189)

Other comprehensive loss	9	5
Total comprehensive (loss) profit of the year	691	(1,184)

Income (loss) of the year attributable to non-controlling interest	331	(576)
Other comprehensive income of the year attributable to non-controlling interest	4	2
Comprehensive income (loss) of the year attributable to non-controlling interest	335	(574)

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

iii.    Summary statement of cash flow

	12.31.2017	12.31.2016
Net cash generated by operating activities	3,283	2,931
Net cash used in investing activities	(4,046)	(2,373)
Net cash generated by (used in) financing activities	587	(493)
(Decrease) Increase in cash and cash equivalents	(176)	65

Cash and cash equivalents at the begining of the year	259	129
Exchange difference generated by cash and cash equivalents	-	65
Cash and cash equivalents at the end of the year	83	259

PELSA

i.           Summary statement of financial position

	12.31.2017	12.31.2016
Non Current
Total non current assets	5,081	4,896

Other non current liabilities	954	1,012
Total non current liabities	954	1,012

Current
Cash and cash equivalents	162	77
Other current assets	1,727	1,154
Total current assets	1,889	1,231
Other current liabilities	599	630
Total current liabilities	599	630

Total equity	5,417	4,485
Non-controlling interest	2,227	1,844

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

ii.          Summary statement of comprehensive income (loss)

	12.31.2017	12.31.2016 (1)
Revenue	3,321	1,155
Depreciation	(1,017)	(413)
Interest income	22	13

Income (loss) for the year / period before tax	278	(3)
Income tax	(8)	(41)
Income (loss) for the year / period	270	(44)

Other comprehensive income	769	228
Total comprehensive profit of the year / period	1,039	184

Income (loss) of the year attributable to non-controlling interest	111	(18)
Other comprehensive income of the year attributable to non-controlling interest	316	94
Comprehensive income (loss) of the year attributable to non-controlling interest	427	76

(1) For the five months period

iii.        Summary statement of cash flow

	12.31.2017	12.31.2016 (1)
Net cash generated by operating activities	543	332
Net cash used in investing activities	(362)	(234)
Net cash generated by financing activities	(108)	(108)
Increase (Decrease) in cash and cash equivalents	73	(10)

Cash and cash equivalents at the begining of the year / period	77	121
Exchange difference generated by cash and cash equivalents	12	(34)
Cash and cash equivalents at the end of the year	162	77

(1) For the five months period

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

PEPASA

i.                     Summary statement of comprehensive income (loss)

	09.30.2017	12.31.2016
Revenue	2,894	2,839
Depreciation	(661)	(867)
Interest income	22	1
Interest expense	(188)	(712)

Profit for the year before tax	1,277	816
Income tax	(411)	(288)
(Loss) Profit for the period / year	866	528

Comprehensive income (loss) of the period/year attributable to non-controlling interest	437	266

ii.                   Summary statement of cash flow

	09.30.2017	12.31.2016
Net cash generated by operating activities	565	1,659
Net cash generated by (used in) investing activities	1,209	(2,476)
Net cash (used in) generated by financing activities	(1,961)	994
(Decrease) Increase in cash and cash equivalents	(187)	177

Cash and cash equivalents at the begining of the year	226	40
Exchange difference generated by cash and cash equivalents	4	9
Cash and cash equivalents at the end of the period/year	43	226

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

The following table presents the main activity and information from the financial statements used for the valuation, and percentages of participation in joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year	Equity	Direct and indirect participation %
CIESA (1)	Investment	12.31.2017	639	1,356	2,900	50%
Citelec (2)	Investment	12.31.2017	555	1,201	1,505	50%
Greenwind (3)	Generation	12.31.2017	5	(104)	222	50%

(1) The Company holds a direct and indirect interest of 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an indirect participation of 25.50% in TGS.

(2) Through a 50% interest, the company joint controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

(3)  See Note 1.3.2.

The details of the balances of investments in joint ventures is as follows:

	12.31.2017	12.31.2016
CIESA	4,048	3,532
Citelec	757	167
Greenwind	125	-
	4,930	3,699

The following tables show the breakdown of the result from investments in joint ventures:

	12.31.2017	12.31.2016
CIESA	518	125
Citelec	596	(20)
Greenwind	(50)	-
	1,064	105

The evolution of investments in joint ventures is as follows:

	12.31.2017	12.31.2016
At the beginning of the year	3,699	224
Reclassifications (1)	175	-
Increase for subsidiaries acquisition (2)	-	3,407
Other decreases	(2)	(32)
Share of profit	1,064	105
Other comprehensive loss	(6)	(5)
At the end of the year	4,930	3,699

(1) Corresponds to the deconsolidation for sale of the interest in Greenwind (Note 1.3.2).

(2)  Corresponds to the incorporation of the interest in CIESA (Note 1.3.1).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: INVESTMENTS IN ASSOCIATES

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct participation %
Refinor	Refinery	09.30.2017	92	(10)	980	28.50%
Oldelval	Transport of hydrocarbons	12.31.2017	110	216	657	23.10%

The detail of the balances of the investments in associates is as follows:

	12.31.2017	12.31.2016
Refinor	602	602
Oldelval	221	184
Other	1	1
	824	787

The following tables show the breakdown of the result from investments in associates:

	12.31.2017	12.31.2016
Oldelval	44	11
Refinor	-	(1)
CIESA	-	(3)
	44	7

The evolution of investments in associates is as follows:

	Note	12.31.2017	12.31.2016
At the beginning of the year		787	123
Dividends	30	(7)	(4)
Increase for subsidiries acquisition		-	777
Decreases on disposal of investment in subsidiary		-	(116)
Share of profit		44	7
At the end of the year		824	787

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

Other interest in Associates:

Interests in mixed companies in Venezuela:

Interests in Petroritupano S.A. (22%), Petrowayú S.A. (36%), Petroven-Bras S.A. (34.49%) and Petrokariña S.A. (34.49%), companies organized as a result of the migration of operating agreements regulating the exploitation in Venezuela of the Oritupano Leona, La Concepción, Acema and Mata areas, respectively, were incorporated with the purchase of PPSL’s capital stock for a zero market value as of the acquisition date (see detail in Note 1.2.1).

Pampa has not recognized any share in the additional losses from these investments as it has not incurred any legal or implicit obligations or made any payments in the name of these mixed companies as from the acquisition date.

Additionally, under the agreements migration process, in 2006 the Venezuelan Government recognized in favor of the participating Company an interest-free severable and transferable credit in the amount of US$ 88.5 million which may be used to pay acquisition bonds under any new mixed company projects for the development of oil exploration and production activities, or licenses for the development of gas exploration and production operations in Venezuela. Since no projects have been undertaken for its use, negotiations for its transfer to third parties have been unsuccessful, and there are no other foreseen application alternatives, the Company keeps this credit valued at zero.

Mixed companies should sell to PDVSA all liquid hydrocarbons produced in the delimited area and the associated natural gas (if stipulated in the agreement), pursuant to a price formula based on international benchmarks such as BRENT.

Investment in Oleoductos de Crudos Pesados (OCP)

The Company has an 11.42% equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

OCP has negative equity as a result of certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury have differences in interpretation. However, and since the Company has not made any capital contributions or financial assistance commitments to OCP, this shareholding has been valued at zero.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Translation effect	Increase for subsidiries acquisition	Reversal of impairment	Increases	Decreases	Transfers (1)	Reclasification to assets classified as held	At the end

Land	1,193	-	-	-	54	(582)	12	(323)	354
Buildings	2,090	1	-	-	-	(18)	239	(238)	2,074
Equipment and machinery	9,000	17	-	-	41	(27)	4,046	(913)	12,164
High, medium and low voltage lines	4,586	-	-	304	-	(20)	1,076	-	5,946
Substations	1,729	-	-	85	-	-	464	-	2,278
Transforming chamber and platforms	1,040	-	-	64	-	(2)	281	-	1,383
Meters	943	-	-	170	-	-	64	-	1,177
Wells	10,522	872	-	-	295	(425)	3,017	(7,718)	6,563
Mining property	5,033	81	-	-	220	-	-	(1,566)	3,768
Vehicles	296	2	-	-	74	(6)	2	(21)	347
Furniture and fixtures and software equipment	287	7	-	-	229	(4)	65	(67)	517
Communication equipments	93	-	-	-	-	-	1	(1)	93
Materials and spare parts	628	3	-	-	298	(83)	(330)	(60)	456
Refining and distribution industrial complex	873	-	-	-	-	(12)	77	(790)	148
Petrochemical industrial complex	756	-	-	-	-	-	169	-	925
Work in progress	6,560	23	-	-	12,647	10	(8,355)	(320)	10,565
Advances to suppliers	786	-	-	-	1,131	(274)	(911)	-	732
Other goods	12	-	-	-	-	-	-	-	12

Total at 12.31.2017	46,427	1,006	-	623	14,989	(1,443)	(83)	(12,017)	49,502
Total at 12.31.2016	17,334	286	21,801	-	8,440	(1,273)	1	-	46,589

(1) Includes the transfer of materials and spare parts to the item "Inventories" of the current asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Translation effect	For the year (1)	Reversal of impairment	Reclasification to assets classified as held	At the end	At the end	At 12.31.2016

Land	-	-	-	-	-	-	-	354	1,193
Buildings	(177)	15	-	(109)	-	22	(249)	1,825	1,913
Equipment and machinery	(1,090)	16	(2)	(1,238)	-	211	(2,103)	10,061	7,910
High, medium and low voltage lines	(778)	13	-	(163)	(91)	-	(1,019)	4,927	3,808
Substations	(318)	-	-	(58)	(27)	-	(403)	1,875	1,411
Transforming chamber and platforms	(191)	-	-	(39)	(18)	-	(248)	1,135	849
Meters	(306)	-	-	(47)	(26)	-	(379)	798	637
Wells	(1,665)	-	(180)	(2,374)	-	2,006	(2,213)	4,350	8,857
Mining property	(630)	-	(18)	(898)	-	362	(1,184)	2,584	4,403
Vehicles	(122)	5	(1)	(65)	-	8	(175)	172	174
Furniture and fixtures and software equipment	(23)	1	(3)	(137)	-	32	(130)	387	264
Communication equipments	(39)	-	-	(4)	-	-	(43)	50	54
Materials and spare parts	(18)	47	-	(8)	-	-	21	477	610
Refining and distribution industrial complex	(36)	11	-	(74)	-	83	(16)	132	837
Petrochemical industrial complex	(27)	-	-	(113)	-	-	(140)	785	729
Work in progress	-	-	-	-	-	-	-	10,565	6,560
Advances to suppliers	-	-	-	-	-	-	-	732	786
Other goods	(6)	-	-	(1)	-	-	(7)	5	6

Total at 12.31.2017	(5,426)	108	(204)	(5,328)	(162)	2,724	(8,288)	41,214
Total at 12.31.2016	(2,825)	302	-	(2,976)	-	-	(5,499)		41,001

(1)    Includes $ 1,940 million and $ 803 million corresponding to discontinued operations, for 2017 and 2016, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2017 and 2016 amounted to $ 589 million and $ 303 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2017 and 2016 amounted to $ 369 and $ 419 million respectively.

NOTE 11: INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Increase for subsidiries acquisition (1)	Reversal of impairment	Increase	Decrease	Reclasification to assets held for sale
							At the end

Concession agreements	951	-	96	-	-	-	1,047
Goodwill	999	-	-	-	-	(311)	688
Intangibles identified in acquisitions of companies	416	-	-	-	(54)	(206)	156
Others	14	-	-	-	-	(14)	-
Total at 12.31.2017	2,380	-	96	-	(54)	(531)	1,891
Total at 12.31.2016	965	1,297	-	118	-	-	2,380

(1)       Includes the increase of intangible assets related to the purchase of PPSL in the amount of $ 1,218 million.

	Amortization
Type of good	At the beginning	For the year (1)	Reversal of impairment	Decrease	Reclasification to assets held for sale	At the end

Concession agreements	(249)	(27)	(14)	-	-	(290)
Goodwill	-	-	-	-	-	-
Intangibles identified in acquisitions of companies	(28)	(44)	-	-	57	(15)
Others	-	(1)	-	-	1	-
Total at 12.31.2017	(277)	(72)	(14)	-	58	(305)
Total at 12.31.2016	(231)	(46)	-	-	-	(277)

(1)     Includes $ 39 million and $ 18 million corresponding to discontinued operations, for 2017 and 2016, respectively.

	Net book values
Type of good	At the end	At 12.31.2016

Concession agreements	757	702
Goodwill	688	999
Intangibles identified in acquisitions of companies	141	388
Others	-	14
Total at 12.31.2017	1,586
Total at 12.31.2016		2,103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	12.31.2017	12.31.2016
Non current
Shares	150	150
Government bonds	-	592
Total non current	150	742

Current
Government bonds	5,024	984
Corporate bonds	-	12
Investment funds	9,589	3,189
Other	-	3
Total current	14,613	4,188

NOTE 13: FINANCIAL ASSETS AT AMORTIZED COST

	12.31.2017	12.31.2016
Non current
Government securities	-	44
Corporate securities	-	1
Financial Trustee - Gasoducto Sur Work	-	17
Total non current	-	62

Current
Government securities	11	2
Financial Trustee - Gasoducto Sur Work	14	21
Total current	25	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES, INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2016	Reclasification to held for sale	Profit (loss) (1)	Other comprehensive income (loss) (2)	12.31.2017
Tax los-carryforwards	942	-	694	-	1,636
Trade and other receivables	194	(5)	(70)	-	119
Financial assets at fair value through profit and loss	-	-	12	-	12
Trade and other payables	1,124	-	58	-	1,182
Defined benefit plans	361	(56)	(41)	(4)	260
Provisions	1,722	(306)	(674)	-	742
Taxes payable	224	-	(55)	-	169
Liabilities associated to assets classified as held for sale	-	367	-	-	367
Other	126	-	(81)	-	45
Deferred tax asset	4,693	-	(157)	(4)	4,532
Property, plant and equipment	(4,624)	841	2,083	-	(1,700)
Investments in companies	(1,329)	-	222	(176)	(1,283)
Intangible assets	(294)	-	221	-	(73)
Trade and other receivables	(851)	-	176	-	(675)
Financial assets at fair value through profit and loss	(95)	-	46	-	(49)
Borrowings	(61)	-	(75)	-	(136)
Assets classified as held for sale	-	(841)	-	-	(841)
Other	(3)	-	8	-	5
Deferred tax liabilities	(7,257)	-	2,681	(176)	(4,752)

(1)       Includes a loss of $  618 million corresponding to discontinued operations.

(2)       Includes a loss of $ 180 million corresponding to discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	12.31.2015	Increase for subsidiries acquisition	Profit (loss) (1)	Other comprehensive income (loss) (2)	12.31.2016
Tax los-carryforwards	32	-	910	-	942
Trade and other receivables	53	89	52	-	194
Financial assets at fair value through profit and loss	8	-	(8)	-	-
Trade and other payables	333	-	791	-	1,124
Defined benefit plans	109	170	55	27	361
Provisions	134	1,372	216	-	1,722
Taxes payable	49	379	(192)	(12)	224
Other	23	112	(9)	-	126
Deferred tax asset	741	2,122	1,815	15	4,693
Property, plant and equipment	(710)	(4,477)	563	-	(4,624)
Share of profit from joint ventures and associates	-	(1,281)	(48)	-	(1,329)
Intangible assets	(229)	(74)	9	-	(294)
Trade and other receivables	(266)	(269)	(316)	-	(851)
Financial assets at fair value through profit and loss	(49)	(53)	7	-	(95)
Borrowings	(25)	(43)	7	-	(61)
Other	(2)	(21)	20	-	(3)
Deferred tax liabilities	(1,281)	(6,218)	242	-	(7,257)

(1)     Includes a loss of $ 103 million corresponding to discontinued operations.

(2)     Includes a gain of $ 17 million corresponding to discontinued operations.

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2017	12.31.2016
Deferred tax asset	1,306	1,232
Deferred tax liabilities	(1,526)	(3,796)
Deferred tax liabilities, net	(220)	(2,564)

The breakdown of income tax charge is:

	12.31.2017	12.31.2016
Current tax	1,385	1,021
Deferred tax	(2,524)	(2,057)
Direct charges for income tax	79	-
Difference in the estimate of previous fiscal year income tax and the income return	(307)	(5)
Other comprehensive (loss) income	-	(15)
Minimum notional tax	-	(145)
Total income tax expense (gain)	(1,367)	(1,201)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	Note	12.31.2017	12.31.2016
Profit (loss) before tax		4,209	(1,525)
Current tax rate		35%	35%
Result at the tax rate		1,473	(534)
Share of profit of joint ventures and associates		(208)	(39)
Non-taxable results		(1,347)	(731)
Non-deductible cost		194	-
Non-deductible provisions		121	123
Other		9	131
Effect of tax rate change in deferred tax	48	(449)	-
Minimum notional income tax credit		-	(145)
Difference in the estimate of previous fiscal year income tax and the income tax statement		(447)	13
Deferred tax not previously recognized		(714)	17
Deferred tax assets not recognized		1	(36)
Total income tax expense (gain)		(1,367)	(1,201)

As of December 31, 2017 and 2016 consolidated accumulated tax losses amount to $ 5,548 million and $ 4,283 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years, at the tax rate that is estimated to apply, based on the following breakdown:

Fiscal year generation	Fiscal year prescription	12.31.2017	12.31.2016

2012	2017	-	167
2013	2018	1	115
2014	2019	1	153
2015	2020	10	252
2016	2021	684	942
2017	2022	940	-
		1,636	1,629
Unrecognized deferred assets		-	(687)
Recognized Tax loss-carryforwards		1,636	942

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2016 the Company and some subsidiaries had not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of $ 687 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: Trade and Other receivables

	Note	12.31.2017	12.31.2016
Non Current
CAMMESA Receivable (1)		2,868	2,286
Other		6	6
Trade receivables, net		2,874	2,292

Tax credits		163	533
Allowance for tax credits		(14)	(105)
Related parties	36	794	740
Prepaid expenses		20	26
Financial credit		37	44
Guarantee deposits		92	80
Contractual receivables in Ecuador	42	998	850
Receivable for sale of property, plant and equipment		67	-
Other		11	9
Other receivables, net		2,168	2,177

Total non current		5,042	4,469

Current
Receivables from energy distribution sales		6,115	4,138
Receivables from MAT		436	311
CAMMESA		2,887	1,501
CAMMESA Receivable (1)		421	519
Receivables from oil and gas sales		769	1,038
Receivables from refinery and distribution sales		958	949
Receivables from petrochemistry sales		924	744
Related parties	36	170	108
Other		136	25
Allowance for doubtful accounts		(557)	(429)
Trade receivables, net		12,259	8,904

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15:
(Continuation)

	Note	12.31.2017	12.31.2016

Tax credits		1,290	415
Advances to suppliers		11	24
Advances to employees		25	17
Related parties	36	215	98
Prepaid expenses		69	121
Receivables for non-electrical activities		218	143
Financial credit		83	126
Receivable for the sale of interests in subsidiaries and financial instruments		-	1,263
Guarantee deposits		1,053	941
Natural Gas Surplus Injection Promotion Program (2)		2,592	1,582
Insurance to recover		202	-
Expenses to be recovered		371	314
Receivables from arbitral proceedings		388	-
Other		528	343
Allowance for other receivables		(159)	(147)
Other receivables, net		6,886	5,240

Total current		19,145	14,144

(1)    As of December 31, 2017 and 2016, the Company and its generation subsidiaries hold receivables from CAMMESA which, at nominal value and together with accrued interest, amount to a total $ 4,508 million and $ 3,798 million, with an estimated recoverable value of $ 3,289 million and $ 2,805 million, respectively. These receivables are made up as follows:

a.       LVFVDs pursuant to SE Resolution No. 406/2003 for the 2004-2006 period. They have been assigned to FONINVEMEM in the amount of $ 68 million and $ 74 million including interest, and their estimated recoverable value amounts to $ 66 million and $ 71 million, respectively.

b.       LVFVDs pursuant to SE Resolution No. 406/2003 for the 2008-2013 period and the Trust under SE Resolution No. 95/2013 for the 2013-2016 period in the amount of $ 4,028 million and $ 3,232 million including interest, which estimated recoverable value amounts to $ 2,827 million and $ 2,242 million, respectively. As of December 31, 2017 and 2016, $ 1,445 and $ 1,159 million, including interest, have been allocated to the “2014 Agreement for the Increase of Thermal Generation Availability”, which estimated recoverable value amounts to $ 1,445 million and $ 1,050 million, respectively.

c.        LVFVDs for Maintenance Remuneration in the amount of $ 396 million and $ 492 million, respectively, to finance the overhauls previously authorized by the SE. They are valued at their nominal value plus accrued interest and, if applicable, they are netted from partial advances received under CAMMESA financing.

(2)    As of December 31, corresponds to balances pending collection for compensations under the IR and IE Programs for the April 2016-December 2017 period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be the same as their fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

At December 31, 2017 and 2016, trade receivables that were past due amounted to $ 1,606 million and $ 2,766 million, respectively, which were due and net for an allowance for doubtful accounts of $ 605 million, and $ 429 million respectively. The ageing analysis of these trade receivables is as follows:

Créditos por ventas que se encontraban vencidos pero no previsionados:
	12.31.2017	12.31.2016
Less than three months	878	2,432
Three to six months	450	135
Six to nine months	22	37
From nine to twelve months	301	161
Up to twelve months	2	1
Total expired trade receivables	1,653	2,766

The movements in the allowance for the impairment of trade receivables are as follows:

	12.31.2017	12.31.2016
At the beginning	429	88
Allowance for impairment	289	252
Decreases	(45)	(30)
Reversal of unused amounts	(1)	(23)
Reclasification to assets held for sale	(115)	-
Increases for purchases of subsidiaries	-	142
At the end of the year	557	429

As of the date of these financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase / decrease in the estimated trade receivables’ uncollectibility rate would result in $ 21 million decrease / increase in fiscal year’s results.

The movements in the allowance for the impairment of other receivables are as follows:

	12.31.2017	12.31.2016
At the beginning	252	314
Allowance for impairment	33	49
Decreases	(15)	(9)
Decreases for deconsolidation	-	(3)
Reversal of unused amounts	(97)	(180)
Increase for subsidiaries acquisition	-	81
At the end of the year	173	252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: INVENTORIES

	12.31.2017	12.31.2016

Materials and spare parts	1,514	1,336
Advances to suppliers	143	103
In process and finished products	640	1,496
Stock crude oil	29	425
Total	2,326	3,360

NOTE 17: CASH AND CASH EQUIVALENTS

	12.31.2017	12.31.2016
Cash	30	16
Banks	327	1,308
Investment funds	-	61
Time deposits	442	36
Total	799	1,421

NOTE 18: SHARE CAPITAL

As of December 31, 2017, the Company´s share capital consisted of 2,080,190,514 common shares with a face value of $ 1 each and each granting the right to one vote, of which 1,836,494.69 shares are issued and 101,873,741 and 144,322,083 of shares to be issued once perfected the 2016 and 2017 Reorganizations, respectively.

As of December 31, 2017, the Company holds 2,500,000 treasury shares (Note 45).

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: TRADE AND OTHER PAYABLES

Non Current		12.31.2017	12.31.2016

Customer contributions		80	98
Funding contributions for substations		60	52
Customer guarantees		101	83
Trade payables		241	233

ENRE Penalties and discounts		3,886	3,477
Loans (mutuums) with CAMMESA		1,885	1,347
Compensation agreements		124	-
Liability with FOTAE		190	173
Payment agreement with ENRE		73	106
Other		5	-
Other payables		6,163	5,103
Total non current		6,404	5,336

Current	Note	12.31.2017	12.31.2016

Suppliers		8,687	5,705
CAMMESA (1)		7,595	5,470
Customer contributions		19	46
Discounts to customers		37	37
Funding contributions substations		8	22
Customer advances (1)		205	384
Customer guarantees		1	15
Related parties	36	80	181
Other		12	6
Trade payables		16,644	11,866

ENRE Penalties and discounts		288	56
Related parties	36	12	14
Advances for works to be executed		14	14
Compensation agreements		562	708
Payment agreements with ENRE		63	60
Other creditors		205	55
Other		264	94
Other payables		1,408	1,001

Total current		18,052	12,867

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. For the majority of the non-current payables and other payables, the fair values are also not significantly different to their carrying amounts

The fair values of non-current customer contributions as of December 31, 2017 and 2016 amount to $ 90 million and $ 96 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

The book value of the compensation agreements approximates their fair value given the valuation characteristics (Note 4.18).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: BORROWINGS

Non Current	Note	31.12.2017	31.12.2016

Financial borrowings		5,950	691
Corporate bonds		27,764	12,158
CAMMESA financing		3,398	2,421
Related parties	36	14	16
		37,126	15,286

Current

Bank overdrafts		-	846
Financial borrowings		5,097	7,539
Corporate bonds		739	2,246
CAMMESA financing		-	34
Related parties	36	4	21
		5,840	10,686

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

Fixed rate	31.12.2017	31.12.2016

Less than one year	4,667	5,335
One to two years	550	536
Two to five years	7,509	580
Up to five years	23,313	10,583
	36,039	17,034

Floating rates

Less than one year	594	4,918
One to two years	610	207
Two to five years	2,561	3,162
Up to five years	1,946	-
	5,711	8,287

Non interest accrues

Less than one year	579	433
One to two years	-	(5)
Two to five years	530	223
Up to five years	107	-
	1,216	651

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

The movements in the borrowings are as follows:

	12.31.2017	12.31.2016
At the beginning	25,972	7,993
Proceeds from borrowings	26,892	18,367
Payment of borrowings	(16,150)	(6,813)
Accrued interest	3,252	2,715
Payment of borrowings' interests	(2,469)	(1,519)
Net foreign currency exchange difference	5,150	1,761
Increase for subsidiries acquisition	-	7,434
Costs capitalized in property, plant and equipment	329	244
Decrease through shares of subsidiaries (1)	-	(1,179)
Decrease through offsetting with other credits (2)	-	(1,951)
Decrease through offsetting with trade receivables	(4)	(242)
Repurchase and redemption of corporate bonds	(28)	(893)
Other financial results	22	55
At the end of the year	42,966	25,972

(1)     Corresponding to US$ 77.4 million related to EMES financing.

(2)     Corresponding to US$ 123 million (comprised of US$ 120 million of principal plus US$ 3 million of interests) related to YPF financing.

As of December 31, 2017 and 2016, the fair values of the Company’s non-current borrowings (Corporate Bonds) amount approximately to $ 30,611 million and $14,108 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1 and 2).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

Financial borrowings and CAMMESA financing approximate their fair value as they are subjected to a variable rate.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

During the years ended December 31, 2017 and 2016, the Company and its subsidiaries acquired and/or redeem its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 15.1 million and US$ 13.8 million, respectively. Due to these debt-repurchase and/or redemptions, the Company and its subsidiaries recorded a loss of $ 4 million in the year ended December 31, 2016, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

As of the date of issuance of these financial statements, the Company is in compliance with the covenants established in its indebtedness

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

20.1. Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.17

Corporate bonds:

2022 CB	Edenor	US$	172	Fixed	10%	2022	3,321
Class 4 CB	PAMPA	US$	34	Fixed	6%	10/30/2020	638
Class E CB	PAMPA	ARS	575	Variable	Badlar	11/13/2020	590
Class A CB	PAMPA	ARS	282	Variable	Badlar	10/5/2018	297
T Series CB	PAMPA (1)	US$	500	Fixed	7%	7/21/2023	9,491
Class 1 CB	PAMPA (2)	US$	750	Fixed	8%	1/24/2027	14,184
							28,521
Regulatory:

CAMMESA 2014 Agreement	PAMPA	ARS	855	Variable	CAMMESA	(4)	1,572
CAMMESA Mapro	PAMPA	ARS	140	Variable	CAMMESA	(3)	193
CAMMESA Mapro	CPB	ARS	1,088	Variable	CAMMESA	(3)	1,633
							3,398
Financial loans:

	PAMPA	U$S	352	Fixed	Between 2,9% and 7,5%	Feb-2018 to May-2021	6,628
	PAMPA	U$S	63	Variable	6% + Libor	Sep-2018 to May-2024	1,164
	PAMPA	ARS	2,270	Fixed	Between 22% y 22,25%	Aug-2018 to Oct-2019	2,314
	Edenor	U$S	50	Fixed	Libor + 4,27%	10/11/2020	941
							11,047

							42,966

Type of instrument	Company	Currency	Residual value	Amount repurchased	Interest	Rate	Expiration	Book value as of 12.31.16

Corporate bonds:

CB at Par	EASA	USD	4	2	Fixed	5%	12/16/2017	27
Discount CB	EASA	USD	130	130	Fixed	9%	12/16/2021	-
2022 CB	Edenor	USD	172	-	Fixed	10%	10/25/2022	2,823
2017 CB	Edenor	USD	15	15	Fixed	11%	10/09/2017	-
Class 7 CB	CTG	ARS	173	-	Variable	Badlar + 3,5%	02/12/2018	179
Class 8 CB	CTG	USD	1	-	Fixed	7%	08/12/2020	22
Class 3 CB	CTLL	ARS	51	-	Variable	Badlar + 5%	10/30/2017	53
Class 4 CB	CTLL	USD	30	-	Fixed	6%	10/30/2020	543
Class C CB	CTLL	ARS	258	-	Fixed/Vble.	Badlar + 4,5% and 27,75%	05/06/2017	267
Class E CB	CTLL	ARS	575	-	Variable	Badlar	11/13/2020	589
Class A CB	CTLL	ARS	282	-	Variable	Badlar	10/05/2018	297
Class II CB	PEPASA	ARS	525	-	Variable	Badlar	06/06/2017	532
Class VII CB	PEPASA	ARS	310	-	Variable	Badlar + 5%	08/03/2017	322
Class VIII CB	PEPASA	ARS	403	-	Variable	Badlar + 4%	06/22/2017	402
STV 14	PEPASA	ARS	296	-	Variable	Badlar + 5,9%	04/14/2017	311
T Series CB	PAMPA (1)	USD	500	-	Fixed	7%	07/21/2023	8,074
								14,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Type of instrument	Company	Currency	Residual value	Amount repurchased	Interest	Rate	Expiration	Book value as of 12.31.16

Regulatory:

CAMMESA 2014 Agreement	CTLL	ARS	736	-	Variable	CAMMESA	(4)	1,154
CAMMESA Mapro	CTLL	ARS	337	-	Variable	CAMMESA	(3)	102
CAMMESA Mapro	CPB	ARS	1,211	-	Variable	CAMMESA	(3)	1,199
								2,455
Syndicated Lons:

	PAMPA	ARS	993	-	Fixed	28%	07/26/2017	999
	PAMPA	ARS	963	-	Variable	Badcor + 3%	07/26/2017	970
	PAMPA	USD	141	-	Variable	Libor + 7%	07/26/2017	2,236
	PAMPA	ARS	142	-	Fixed	30%	02/26/2019	142
								4,347
Financial loans:

	PEPASA	USD	153	-	Fixed	Between 5% and 8%	Aug-2017 to Feb-2018	2,436
	PAMPA	USD	25	-	Fixed	Between 2,9% and 7,5%	Apr-2017 to Dec-2017	398
	CTLL	USD	15	-	Variable	Libor + 4,5%	09/26/2018	239
	CTLL	USD	19	-	Fixed	8%	06/30/2018	305
	CTLL	ARS	500	-	Fixed	20%	11/11/2017	505
								3,883
Bank Overdrafts:

	PAMPA	ARS	-	-				846

								25,972

(1)           On July 14, 2016, Petrobras issued the Series T Notes, for a total amount of US $ 500 million, part of which was used to cancel the Series S in its entirety, thus fulfilling the previous condition for the closing of the acquisition of PPSL.

(2)            On January 24, 2017, the Company issued Class 1 Corporate Bonds for a face value of U$S 750 million with an issuance price of 99.136%. Funds derived from the issuance of these CBs will be destined to investing in physical assets located in Argentina; financing working capital in Argentina; refinancing liabilities and/or making capital contributions in controlled companies or affiliates to use funds for the above-mentioned purposes.

(3)           Corresponds to the mutual contracts entered into with CAMMESA to finance major maintenance works related to the different generation units approved by the SE. The financing will be amortized in 36 monthly and consecutive installments as from the completion of the works, this term could be extended by 12 months. Maintenance Remuneration will be used to cancel the financing granted. As a result of the entry into force of the new remuneration scheme (Resolution SE No. 19-E /17), the Maintenance Remuneration was discontinued and it was defined that the balance of the financing will be repayable through the discount of US $ 1 / MWh for the energy generated until its total cancellation.

(4)           On December 1, 2014, CTLL and CAMMESA signed a Financing and Assignment of Loan Agreement in order to finance the works of the 2014 Agreement Project (see Note 47.1). The financing will be canceled, at Pampa option, through a payment in cash or through offsetting with CAMMESA receivables of the Company and other subsidiaries, 36 months as from the month following the commercial commissioning of the last generating unit making up the Projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

20.2. Financing for the acquisition of PPSL and the Offers

20.2.1. Syndicated Loan

On July 26, 2016, the Company entered into a syndicated loan agreement with domestic and foreign financial entities for an initial equivalent amount of US$ 750 million, later reduced to US$ 600 million for the use of the proceeds from the sale of its indirect interests in TGS.

The syndicated loan was guaranteed until its cancellation with a pledge in first degree of privilege over the direct or indirect participation of the Company in PPSL and Petrobras, and after the sale of certain assets to YPF, over the participation in IEASA. The Syndicated Loan was canceled in its entirety during the first quarter of 2017.

20.2.2. EMES Financing

On May 11, 2016, EMES, an investment vehicle with the participation of the main officers of the Company and other international investors, entered into an agreement pursuant to which EMES granted a loan in the amount of US$ 50 million to the Company, which was used to partially pay the purchase price to the transaction.

Before the expiration of the Exchange Offer or the merger between the Company and Petrobras, the Company would have to cancel the total amount owed under the EMES Loan, and EMES would have to accept the delivery of part of the acquired PPSL Credit equivalent to the amount resulting from assessing the market value of the number of Petrobras’ ADRs which, if participating in the Exchange Offer or merger, would entitle EMES to receive the number of ADRs from the Company resulting from dividing the loan principal by the average market price per ADR of the Company at the NYSE on the 30 business days before the Share Purchase Agreement execution date.

The execution of the EMES Financing was a condition precedent requested by the Syndicated Loan's creditors. The EMES Financing was approved by the Audit Committee and the Company's Board of Directors and is in full compliance with Argentine laws and regulations.

On October 25, the Company and EMES agreed to cancel the loan with the partial assignment of the principal of the PPSL credit for an amount of US$ 77.4 million. On November 1, 2016, PPSL canceled its debt with EMES through the delivery of 11,090,286 Petrobras’ ADRs.

20.2.3. YPF Financing

On May 13, 2016, the Company executed a credit agreement with YPF under which YPF undertook to grant a loan to the Company in the amount of US$ 140 million, which were destined by the Company to partially finance the Transaction. To guarantee the performance of its obligations under this financing, the Company granted a pledge on PEPASA’s shares held by it, which represent approximately 49% of PEPASA’s capital stock and voting rights.

On October 14, 2016, the Company pre-paid US$ 20 million of the YPF Financing.

As of December 31, 2016, the outstanding balance of the loan was offset with the receivable for the price balance owed by YPF to Petrobras under the agreements for the transfer of Río Neuquén and Aguada de la Arena consortiums.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

On March 9, 2017, the Board Directors resolved to approve the cancellation by YPF of the price balance payable for the transfer to YPF of the participations in Río Neuquén and Aguada de la Arena areas, through the assignment of the loan the Company held with YPF, since Pampa and Petrobras were undergoing a merger process, and the Company has taken on the management of Petrobras pursuant to the decision made by the Shareholders’ Meeting dated February 16, 2017. Furthermore, the Board of Directors agreed that Pampa, in its capacity as assigned debtor, should replace YPF. Finally, the parties agreed on the repayment of the due balances under the described terms and conditions.

20.3 Global Corporate Bonds Program

The Company has the following programs in place: (i) a simple CBs Program (non-convertible into shares) for a maximum amount of US$500 million, which was authorized by CNV Resolution No. 17,162, effective until August 15, 2018; and (ii) a simple or convertible CBs Program for up to US$ 2,000 million, which was authorized by CNV Resolution No. 18,426, effective until December 29, 2021.

The Company’s Shareholders’ Meeting held on April 7, 2017 approved the issuance of CBs convertible into common shares and American Depositary Shares (“ADRs”) for a face value of US$ 500 million subject to certain conditions, mainly regarding the Company’s ADR price.

On January 16, 2018, the Company informed the CNV that, following the sales transactions in the refining and distribution segment (Note 1.5.1) and of certain oil assets (Note 1.5.2), the resulting fund inflow would allow the Company to afford the defined strategic investments. Therefore, the issuance of corporate bonds convertible into shares is not deemed necessary.

20.4 Guarantees on loans

On September 27, 2017, Greenwind entered into a loan agreement with Corporación Interamericana de Inversiones, Banco Interamericano de Desarrollo, Banco Santander, and Industrial and Commercial Bank of China Limited (ICBC) Dubai Branch in the amount of US$ 104 million, which will be used to finance the construction, operation and maintenance of the 100 MW wind farm currently being developed in Bahía Blanca, Province of Buenos Aires.

The facility will have a nine-year term as from its execution date and will be repaid in 14 six-monthly consecutive installments, the first one becoming due on May 15, 2020.

Pampa granted a bond for the whole facility’s principal to guarantee the operation.

On October 20 and November 13, 2017, Greenwind collected the entire financing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: DEFERRED REVENUE

	12.31.2017	12.31.2016
Non current
Customer contributions not subject to repayment	195	200
Total non current	195	200

Current
Customer contributions not subject to repayment	3	1
Total current	3	1

NOTE 22: SALARIES AND SOCIAL SECURITY PAYABLE

	12.31.2017	12.31.2016
Non current
Seniority - based bonus	116	89
Early retirements payable	4	5
Total non current	120	94

Current
Salaries and social security contributions	579	419
Provision for vacations	671	617
Provision for gratifications and annual bonus for efficiency	899	705
Early retirements payable	5	4
Total current	2,154	1,745

NOTE 23: INCOME TAX AND MINIMUM PRESUME TAX LIABILITY

	12.31.2017	12.31.2016
Non current
Income tax, net of witholdings and advances	848	837
Minimum notional income tax, net of witholdings and advances	15	97
Total non current	863	934

Current
Income tax, net of witholdings and advances	880	1,451
Minimum notional income tax, net of witholdings and advances	63	3
Total current	943	1,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: DEFINED BENEFITS PLANS

The main characteristics of benefit plans granted to Company employees are detailed below.

a)       Indemnity plan: Benefit plan whereby Company employees meeting certain conditions are eligible to receive upon retirement a certain number of salaries according to the provisions of the plan.

b)       Compensatory plan: Benefit plan whereby Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. This plan requires the Company to make contributions to a fund. The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choice to use it, in which case it may have to notify the trustee thereof.

c)       Collective agreements: Benefit plan whereby Company employees covered by certain collective bargaining agreements and meeting certain conditions are eligible to receive upon retirement or disability a certain number of salaries according to the provisions of the plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

As of December 31, 2017 and 2016, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2017
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Liabilities at the beginning	1,188	(155)	1,033
Items classified in profit or loss (1)
Current services cost	58	-	58
Cost for interest	280	(23)	257
Cost for past service	28	-	28
Items classified in other comprehensive income
Actuarial losses (gains) (2)	(21)	10	(11)
Exchange differences on translation	32	(16)	16
Benefit payments	(105)	7	(98)
Contributions paid	-	(7)	(7)
Reclasification to liabilities associated to assets classified as held for sale	(268)	105	(163)
At the end	1,192	(79)	1,113

(1)     Includes $ 25 million corresponding to discontinued operations.

(2)     Includes $ 10 million corresponding to discontinued operations.

	12.31.2016
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	310	-	310
Items classified in profit or loss
Current services cost	42	-	42
Cost for interest	208	(13)	195
Items classified in other comprehensive income
Actuarial losses (gains)	73	5	78
Benefit payments	(76)	2	(74)
Contributions paid	-	(2)	(2)
Increase for subsidiries acquisition	631	(147)	484
At the end	1,188	(155)	1,033

(1)     Includes a loss of $ 5 million corresponding to discontinued operations.

(2)     Includes $ 9 million corresponding to discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

As of December 31, 2017, net liability by type of plan, is as follows: a) 177 million corresponding to Indemnity plan; b) 274 million corresponding to Compensatory plan and c) 662 million corresponding to Collective agreements.

As of December 31, 2016, net liability by type of plan, is as follows: a) 157 million corresponding to Indemnity plan; b) 270 million corresponding to Compensatory plan and c) 606 million corresponding to Collective agreements.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2017
Less than one year	121
One to two years	84
Two to three years	74
Three to four years	89
Four to five years	81
Six to ten years	377

Significant actuarial assumptions used were as follows:

	12.31.2017	12.31.2016
Discount rate	4%	5%
Salaries increase	1%	1%
Average inflation	15%	21%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2017
Discount rate: 4%
Obligation	1,298
Variation	106
10%

Discount rate: 6%
Obligation	1,102
Variation	(90)
(8%)

Salaries increase: 0%
Obligation	1,126
Variation	(66)
(6%)

Salaries increase: 2%
Obligation	1,269
Variation	77
7%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: TAX LIABILITIES

	12.31.2017	12.31.2016
Non current
Value added tax	219	287
Sales tax	17	9
Payment plans	130	10
Total non current	366	306

Current
Value added tax	526	840
Municipal, provincial and national contributions	398	377
Payment plans	61	3
Municipal taxes	69	58
Tax withholdings to be deposited	195	381
Stamp tax payable	10	10
Royalties	138	165
Extraordinary Canon	553	527
Sales tax	-	14
Other	15	17
Total current	1,965	2,392

NOTE 26: PROVISIONS

	Note	12.31.2017	12.31.2016
Non Current
Provisions for contingencies		3,468	3,977
Asset retirement obligation		918	1,719
Environmental remediation		15	174
Onerous contract (Ship or pay)	42	-	366
Other provisions		34	31
		4,435	6,267

Current
Provisions for contingencies		129	94
Asset retirement obligation		152	143
Environmental remediation		127	175
Onerous contract (Ship or pay)	42	389	394
		798	806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

	12.31.2017
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	4,071	1,862	349
Increases	980	634	98
Reclasification	(209)	(16)	16
Decreases	(881)	(166)	(135)
Reclasification to liabilities associated to assets classified as held for sale	-	(875)	(184)
Reversal of unused amounts	(364)	(369)	(2)
At the end of the year	3,597	1,070	142

	12.31.2016
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	335	49	-
Increases	472	629	210
Increases for purchases of subsidiaries	3,333	1,210	235
Decreases	(69)	(26)	(96)
At the end of the year	4,071	1,862	349

26.1 Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa Energía’s business.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

26.2  Provision for well plugging and abandonment

In accordance with the regulations applicable in the countries where the Company (directly or indirectly through subsidiaries) performs oil and gas exploration and production activities, the Company must incur costs associated with well plugging and abandonment. The Company has not pledged any assets for the purpose of settling such obligations.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

26.3  Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several commercial, tax and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

NOTE 27: REVENUE

	12.31.2017	12.31.2016

Sales of energy to the Spot Market	5,546	2,411
Sales of energy by contract	3,965	2,187
Other sales	49	11
Generation subtotal	9,560	4,609

Energy sales	24,170	12,952
Right of use of poles	131	99
Connection and reconnection charges	38	19
Other sales	-	9
Distribution subtotal	24,339	13,079

Oil, Gas and liquid sales	8,271	4,746
Other sales	560	117
Oil and gas subtotal	8,831	4,863

Administrative services sales	383	50
Other sales	5	2
Holding and others subtotal	388	52

Petrochemicals sales	7,229	2,507
Petrochemicals subtotal	7,229	2,507
Total revenue	50,347	25,110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: COST OF SALES

	12.31.2017	12.31.2016
Inventories at the beginning of the year	3,360	225

Plus: Charges for the year
Incorporation of inventories for acquisition of companies	-	3,072
Purchases of inventories, energy and gas	19,649	9,110
Salaries and social security charges	4,659	3,450
Benefits to personnel	164	77
Accrual of defined benefit plans	169	134
Fees and compensation for services	1,948	1,125
Property, plant and equipment depreciations	3,222	2,068
Intangible assets amortization	33	28
Transport of energy	79	11
Consumption of materials	645	390
Penalties (1)	269	2,377
Maintenance	422	366
Canons and Royalties	1,295	602
Environmental control	64	33
Rental and insurance	264	174
Surveillance and security	141	95
Taxes, rates and contributions	67	45
Communications	45	36
Water consumption	25	14
Other	233	81
Subtotal	33,393	23,288

Less: Inventories at the end of the year	(2,326)	(3,360)
Total cost of sales	34,427	20,153

(1)    Includes $ 414 million of recover by penalties (Note 2.3)

NOTE 29: SELLING EXPENSES

	12.31.2017	12.31.2016
Salaries and social security charges	618	482
Accrual of defined benefit plans	14	13
Fees and compensation for services	593	496
Compensation agreements	132	157
Property, plant and equipment depreciations	56	50
Taxes, rates and contributions	696	343
Communications	177	129
Penalties	266	182
Doubtful accounts	254	235
Transport	85	29
Other	13	16
Total selling expenses	2,904	2,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: ADMINISTRATIVE EXPENSES

	12.31.2017	12.31.2016
Salaries and social security charges	1,953	1,517
Benefits to the personnel	140	53
Accrual of defined benefit plans	135	85
Fees and compensation for services	1,338	1,222
Compensation agreements	468	236
Directors' and Syndicates' fees	95	65
Property, plant and equipment depreciations	110	55
Consumption of materials	61	38
Maintenance	60	33
Transport and per diem	44	25
Rental and insurance	138	115
Surveillance and security	94	51
Taxes, rates and contributions	102	37
Communications	48	30
Institutional advertising and promotion	56	29
Other	63	37
Total administrative expenses	4,905	3,628

NOTE 31: EXPLORATION EXPENSES

	12.31.2017	12.31.2016
Geological and geophysical expenses	17	18
Decrease in unproductive wells	27	76
Total exploration expenses	44	94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2017	12.31.2016
Recovery of expenses		1	48
Recovery of doubtful accounts		86	29
Surplus Gas Injection Compensation		2,340	2,037
Commissions on municipal tax collections		32	21
Services to third parties		190	109
Profit for property, plant and equipment sale		5	91
Dividends received		33	6
Recognition of income - provisional remedies Note MEyM No 2016-04484723		-	1,126
Income recognition on account of the RTI - SE Res. No. 32/15		-	419
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes		-	82
Onerous contract (Ship or pay)	42	-	150
Reversal of contingencies provision		521	5
Other		180	41
Total other operating income		3,388	4,164

Other operating expenses
Provision for contingencies		(881)	(455)
Decrease in property, plant and equipment		(15)	(51)
Allowance for uncollectible tax credits		(14)	(29)
Net expense for technical functions		-	(18)
Tax on bank transactions		(817)	(473)
Other expenses FOCEDE		-	(15)
Cost for services provided to third parties		(39)	(32)
Compensation agreements		(45)	(109)
Donations and contributions		(38)	(17)
Institutional relationships		(65)	(44)
Extraordinary Canon		(314)	(366)
Contingent consideration	1.2.1	(171)	-
Onerous contract (Ship or Pay)		(90)	-
Other		(462)	(267)
Total other operating expenses		(2,951)	(1,876)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: FINANCIAL RESULTS

Finance income	12.31.2017	12.31.2016
Commercial interest	986	677
Financial interest	334	67
Other interest	112	105
Total finance income	1,432	849

Finance expenses
Commercial interest	(1,030)	(1,021)
Fiscal interest	(260)	(76)
Financial interest (1)	(3,714)	(3,083)
Other interest	(5)	(3)
Taxes and bank commissions	(78)	(36)
Other financial expenses	(25)	(58)
Total financial expenses	(5,112)	(4,277)

Other financial results
Foreign currency exchange difference, net	(3,558)	(1,099)
Result from repurchase of Corporate Bonds	-	(4)
Changes in the fair value of financial instruments	1,471	1,120
Discounted value measurement	(141)	(65)
Asset retirement obligation	(40)	(32)
Other financial results	2	-
Total other financial results	(2,266)	(80)

Total financial results, net	(5,946)	(3,508)

 (1) Net of $ 369 million and $ 419 million capitalized in property, plant and equipment for the years ended December 31, 2017 and 2016, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. As of December 31, 2017 and 2016, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings (loss) per share.

	12.31.2017	12.31.2016
Earning (loss) for continuing operations attributable to the equity holders of the Company	4,623	(93)
Weighted average amount of outstanding shares	1,971	1,736
Basic and diluted earnings (loss) per share for continuing operations	2.3455	(0.0536)

(Loss) Earning for discontinued operations attributable to the equity holders of the Company	(17)	82
Weighted average amount of outstanding shares	1,971	1,736
Basic and diluted (loss) earnings per share for discontinued operations	(0.0086)	0.0472

Earning (loss) attributable to the equity holders of the Company	4,606	(11)
Weighted average amount of outstanding shares	1,971	1,736
Basic and diluted earnings (loss) per share	2.3369	(0.0063)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which participates in the various segments of the electricity sector, in the exploration and production of gas and oil, in petrochemicals and in the refining and distribution of fuels.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, consisting of the Company’s direct and indirect interests in CPB, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, Enecor, TMB, TJSM and through its own electricity generation activities through centrales térmicas Güemes, Loma de la Lata, Genelba and Econoergía, the Pichi Picún Leufú hydroelectric complex.

Electricity Distribution, consisting of the Company’s direct interest in Edenor.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PELSA and investments in Oldelval and OCP associates. As of December 31, 2017 and 2016, the Company has classified the results corresponding to the divestment mentioned in Note 1.5.2 as discontinued operations.

Refining and Distribution, consisting of the Company’s own operations in the refinery at Bahía Blanca and the service station network, the equity interest in Refinor associate and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas segment. As of December 31, 2017 and 2016, the Company has classified the results corresponding to the divestment mentioned in Note 1.5.1 as discontinued operations.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, consisting of financial investment transactions, holding activities, and interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

The Company manages its operating segment based on its individual net results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2017	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	9,560	24,339	8,831	-	7,229	388	-	50,347
Intersegment sales	37	-	1,810	-	-	36	(1,883)	-
Cost of sales	(5,358)	(17,667)	(6,581)	-	(6,655)	(3)	1,837	(34,427)
Gross profit (loss)	4,239	6,672	4,060	-	574	421	(46)	15,920

Selling expenses	(94)	(2,079)	(455)	-	(290)	-	14	(2,904)
Administrative expenses	(357)	(1,444)	(975)	-	(74)	(2,095)	40	(4,905)
Exploration expenses	-	-	(44)	-	-	-	-	(44)
Other operating income	420	97	2,522	-	64	289	(4)	3,388
Other operating expenses	(149)	(758)	(776)	-	(571)	(697)	-	(2,951)
Reversal of impairment of property, plant and equipment	-	461	-	-	-	-	-	461
Reversal of impairment of intangible assets	-	82	-	-	-	-	-	82
Share of profit (loss) from joint ventures	(50)	-	-	-	-	1,114	-	1,064
Share of profit from associates	-	-	44	-	-	-	-	44
Operating profit (loss)	4,009	3,031	4,376	-	(297)	(968)	4	10,155

Financial income	881	272	96	-	10	214	(41)	1,432
Financial expenses	(932)	(1,595)	(245)	-	-	(2,381)	41	(5,112)
Other financial results	55	(9)	(193)	-	11	(2,130)	-	(2,266)
Financial results, net	4	(1,332)	(342)	-	21	(4,297)	-	(5,946)
Profit (loss) before income tax	4,013	1,699	4,034	-	(276)	(5,265)	4	4,209

Income tax and minimum notional income tax	85	(417)	(389)	-	-	2,088	-	1,367
Profit (loss) for the year	4,098	1,282	3,645	-	(276)	(3,177)	4	5,576

Profit (loss) for the year for the discontinued operations	-	-	121	(43)	-	-	16	94
Profit (loss) for the year	4,098	1,282	3,766	(43)	(276)	(3,177)	20	5,670

Depreciation and amortization	845	443	1,956	-	117	60	-	3,421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2017	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	3,890	951	3,241	(43)	(276)	(3,177)	20	4,606
Non - controlling interest	208	331	525	-	-	-	-	1,064

Consolidated statement of financial position as of December 31, 2017
Assets	22,833	26,149	22,116	5,887	3,161	29,449	(5,128)	104,467
Liabilities	7,635	24,460	10,446	3,599	2,406	40,948	(5,139)	84,355

Additional consolidated information as of December 31, 2017
Increases in property, plant and equipment	6,277	4,137	4,195	154	110	116	-	14,989

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2016	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	4,609	13,079	4,863	-	2,507	52	-	25,110
Intersegment sales	15	-	716	-	-	28	(759)	-
Cost of sales	(2,726)	(12,220)	(3,737)	-	(2,207)	(3)	740	(20,153)
Gross profit (loss)	1,898	859	1,842	-	300	77	(19)	4,957

Selling expenses	(65)	(1,618)	(334)	-	(110)	(5)	-	(2,132)
Administrative expenses	(392)	(1,171)	(632)	-	(15)	(1,446)	28	(3,628)
Exploration expenses	-	-	(94)	-	-	-	-	(94)
Other operating income	55	1,718	1,892	-	-	560	(61)	4,164
Other operating expenses	(104)	(465)	(826)	-	(263)	(282)	64	(1,876)
Share of loss from joint ventures	-	-	-	-	-	105	-	105
Share of profit (loss) from associates	-	-	11	(1)	-	(3)	-	7
Income from the sale of subsidiaries and financial assets	-	-	-	-	-	480	-	480
Operating profit (loss)	1,392	(677)	1,859	(1)	(88)	(514)	12	1,983

Financial income	600	206	103	-	2	105	(167)	849
Financial expenses	(750)	(1,645)	(730)	-	-	(1,320)	168	(4,277)
Other financial results	228	(360)	22	-	(3)	35	(2)	(80)
Financial results, net	78	(1,799)	(605)	-	(1)	(1,180)	(1)	(3,508)
Profit (loss) before income tax	1,470	(2,476)	1,254	(1)	(89)	(1,694)	11	(1,525)

Income tax and minimum notional income tax	(317)	753	(305)	-	-	1,070	-	1,201
Profit (loss) for the year for continuing operations	1,153	(1,723)	949	(1)	(89)	(624)	11	(324)
Profit for the year for discontinued operations	-	-	(74)	75	-	-	71	72
Profit (loss) for the year	1,153	(1,723)	875	74	(89)	(624)	82	(252)
Depreciation and amortization	378	364	1,398	-	35	26	-	2,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2016	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	1,045	(1,147)	627	74	(89)	(603)	82	(11)
Non - controlling interest	108	(576)	248	-	-	(21)	-	(241)

Consolidated statement of financial position as of December 31,2016
Assets	19,577	17,219	19,414	6,259	2,812	19,494	(7,498)	77,277
Liabilities	8,632	18,856	11,662	3,267	2,401	25,883	(7,498)	63,203

Additional consolidated information as of December 31, 2016
Increases in property, plant and equipment	2,378	2,703	3,051	165	58	85	-	8,440
Increases in intangible assets	108	-	994	224	-	-	-	1,326

Accounting criteria used by the subsidiaries to measure results, assets and liabilities of the segments is consistent with that used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2017	12.31.2016
Joint ventures:
Transener (1)	28	15
TGS (2)	527	254
Associates and other related parties:
CYCSA	-	14
Refinor (3)	126	45
Oldelval	4	1
	685	329

(1)    Corresponds to advisory services in technical assistance.

(2)    Corresponds to advisory services in technical assistance and gas and refined products sales.

(3)    Corresponds to oil sales.

b)    Purchases of goods and services

	12.31.2017	12.31.2016
Joint ventures:
Transener	(7)	(10)
TGS (1)	(197)	(132)
SACME	(47)	(35)
Associates and other related parties:
Origenes Vida	(13)	(6)
Refinor (2)	(393)	(117)
Oldelval (3)	(74)	(31)
	(731)	(331)

(1)    Corresponds to natural gas transportation services.

(2)    Corresponds to purchase of refined products.

(3)    Corresponds to oil transportation services.

c)     Fees for services

	12.31.2017	12.31.2016
Associates and other related parties:
Salaverri, Dellatorre, Burgio & Wetzler	(16)	(23)
	(16)	(23)

Corresponds to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

d)    Other operating income

	12.31.2017	12.31.2016
Associates and other related parties:
OCP	-	150
	-	150

Corresponds to onerous contract (Ship or Pay).

e)     Other operating expenses

	12.31.2017	12.31.2016
Associates and other related parties:
OCP (1)	(90)	-
Foundation (2)	(35)	(13)
	(125)	(13)

(1)     Corresponds to onerous contract (Ship or Pay).

(2)     Corresponds to donations.

f)     Finance income

	12.31.2017	12.31.2016
Joint ventures:
TGS	65	24
	65	24

Corresponds to finance leases.

g)     Finance expenses

	12.31.2017	12.31.2016
Associates and other related parties:
Orígenes Retiro	(6)	(7)
Grupo EMES	-	(417)
	(6)	(424)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

h)    Corporate Bonds transactions

Purchase of Corporate Bonds

	12.31.2017	12.31.2016
Associates and other related parties:
Orígenes Retiro	-	590
	-	590

Salee of Corporate Bonds

	12.31.2017	12.31.2016
Associates and other related parties:
Orígenes Retiro	-	666
	-	666

i)      Dividends received

	12.31.2017	12.31.2016
Associates and other related parties:
CIESA	-	4
Oldelval	7	-
TJSM	8	3
TMB	10	3
	25	10

j)      Payment of dividends

Associates and other related parties:	12.31.2017	12.31.2016
EMESA	(44)	(34)
APCO Oil	(44)	(45)
Ultracore	-	(3)
	(88)	(82)

k)    Key management personnel remuneration

The total remuneration to executive directors accrued during the year ended December 31, 2017 and 2016 amounts to $ 740 million ($ 95 million in Directors' and Sindycs' fees and $ 645 in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans, of which $ 510 million correspond to compensation based on shares) and $ 567 million ($ 65 million in Directors' and Sindycs' fees and $ 502 in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plan, of which $ 406 million correspond to compensation based on shares), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

l)      Balances with related parties:

As of December 31, 2017	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	5	-	-
TGS	129	789	75
Greenwind	-	-	127
SACME	-	5	-
Associates and other related parties:
Ultracore	-	-	10
Refinor	10	-	-
SACDE	25	-	2
Other	1	-	1
	170	794	215

As of December 31, 2017	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Current
Joint ventures:
TGS	17	-	-	-	-
SACME	-	5	-	-	-
Associates and other related parties:
Orígenes Seguro de vida	-	-	-	2	-
Orígenes Retiro	-	-	14	2	-
OCP	-	-	-	-	389
Refinor	53	-	-	-	-
Oldelval	9	-	-	-	-
Other	-	7	-	-	-
	80	12	14	4	389

According to paragraphs 25 and 26 of IAS 24, Edenor applied the disclosure exemption in relation to related party transactions with a governmental agency that has control, joint control or significant influence. As of December 31, 2017, ANSES holds Edenor's Notes due 2022 amounting to $ 317 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

As of December 31, 2016	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	10	-	-
TGS	90	733	88
SACME	-	7	1
Associates and other related parties:
Ultracore	-	-	4
Refinor	6	-	4
Oldelval	1	-	-
Other	1	-	1
	108	740	98

As of December 31, 2016	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Non Current	Current
Joint ventures:
Transener	9	-	-	-	-	-
TGS	116	-	-	-	-	-
SACME	-	5	-	-	-	-
Associates and other related parties:
Orígenes Retiro	-	-	16	21	-	-
OCP	-	-	-	-	366	394
UTE Apache	-	5	-	-	-	-
Refinor	32	-	-	-	-	-
Oldelval	22	-	-	-	-	-
Other	2	4	-	-	-	-
	181	14	16	21	366	394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2017	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	21,512	590	22,102	2,085	24,187
Financial assets at amortized cost
Government securities	11	-	11	-	11
Corporate securities	-	-	-	-	-
Trusts	14	-	14	-	14
Financial assets at fair value through profit and loss
Government securities	-	5,024	5,024	-	5,024
Corporate securities	-	-	-	-	-
Trusts	-	-	-	-	-
Shares	-	150	150	-	150
Investment funds	-	9,589	9,589	-	9,589
Derivative financial instruments	-	4	4	-	4
Cash and cash equivalents	799	-	799	-	799
Total	22,336	15,357	37,693	2,085	39,778

Liabilities
Trade and other liabilities	18,142	1,885	20,027	4,429	24,456
Borrowings	42,966	-	42,966	-	42,966
Derivative financial instruments	-	82	82	-	82
Total	61,108	1,967	63,075	4,429	67,504

As of December 31, 2016	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	17,553	29	17,582	1,031	18,613
Financial assets at amortized cost
Government securities	46	-	46	-	46
Corporate securities	1	-	1	-	1
Trusts	38	-	38	-	38
Financial assets at fair value through profit and loss
Government securities	-	1,576	1,576	-	1,576
Corporate securities	-	12	12	-	12
Trusts	-	-	-	-	-
Shares	-	150	150	-	150
Investment funds	-	3,189	3,189	-	3,189
Derivative financial instruments	-	13	13	-	13
Cash and cash equivalents	1,360	61	1,421	-	1,421
Total	18,998	5,030	24,028	1,031	25,059

Liabilities
Trade and other liabilities	13,016	1,347	14,363	3,840	18,203
Borrowings	25,972	-	25,972	-	25,972
Total	38,988	1,347	40,335	3,840	44,175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

Al 31 de diciembre de 2017	Activos (Pasivos) financieros a costo amortizado	Activos (Pasivos) financieros a valor razonable con cambios en resultados	Subtotal Activos (Pasivos) financieros	Activos (Pasivos) no financieros	Total
Intereses ganados	1,277	155	1,432	-	1,432
Intereses perdidos	(4,767)	-	(4,767)	(242)	(5,009)
Diferencia de cambio, neta	(4,353)	1,115	(3,238)	(320)	(3,558)
Cambios en el valor razonable de instrumentos financieros	-	1,471	1,471	-	1,471
Otros resultados financieros	(245)	-	(245)	(37)	(282)
Total	(8,088)	2,741	(5,347)	(599)	(5,946)

Al 31 de diciembre de 2016	Activos (Pasivos) financieros a costo amortizado	Activos (Pasivos) financieros a valor razonable con cambios en resultados	Subtotal Activos (Pasivos) financieros	Activos (Pasivos) no financieros	Total
Intereses ganados	845	4	849	-	849
Intereses perdidos	(3,700)	(417)	(4,117)	(66)	(4,183)
Diferencia de cambio, neta	(1,369)	250	(1,119)	20	(1,099)
Cambios en el valor razonable de instrumentos financieros	-	1,120	1,120	-	1,120
Otros resultados financieros	(166)	3	(163)	(32)	(195)
Total	(4,390)	960	(3,430)	(78)	(3,508)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: CONTINGENCIES

38.1. Actions brought against the Company

38.1.1 Distribution of energy segment

38.1.1.1 Legal action brought by “Consumidores Financieros Asociación civil para su defensa”.

Purpose:

1) Reimbursement of the Value Added Tax (VAT) percentage paid alleged on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2018.

38.1.1.2 Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that Court be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated in caption a) above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2018.

38.1.2 Sales tax

The Company maintains interpretative differences with the AFIP and Argentinian provincial tax authorities related to taxes applicable to its oil and gas activity. The Company estimates that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

HIDISA and HINISA have filed a note to the Province of Neuquén’s Revenue Department informing that they consider that the electric power generation activity conducted in that province should be covered by the provisions of Section 12 of Act No. 15,336. Pursuant to this Section, revenues resulting from the generation of electric power are exempted from the provincial sales tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

38.2. Actions submitted by the Company

38.2.1 Claim for the recognition of Gas Plus costs

In September 2015, CAMMESA informed CTLL that, pursuant to SE Resolution No. 529/14, as from the termination of the first automatic renewal of the natural gas supply agreements in force as at that date (January 2016), it would cease recognizing: (i) any other automatic renewal of such contracts, (ii) costs associated with the acquisition of Gas Plus (including the 10% contemplated in the Master Agreement).

Therefore, on September 3, 2015 and January 1, 2016, CTLL declared a force majeure regarding the agreements for the acquisition of natural gas with Pan American Energy LLC Argentina and PEPASA, respectively, which resulted in the suspension of CTLL's obligations under both agreements. Additionally, claims against CAMMESA were filed regarding both agreements.

In the absence of a reply by the ES, on November 13, 2015 CTLL submitted an administrative claim prior to the filing of a complaint to reverse CAMMESA's decision and, subsidiarily, to seek a redress for the damages sustained by CTLL. In view of this situation and after all administrative remedies had been exhausted, on October 7, 2016 the Company filed a complaint against the National Government for the January-March 2016 period.

38.2.2 Income tax

38.2.2.1. Inflation adjustment

HIDISA and HINISA have assessed their income taxes for fiscal years 2012 - 2015 and CTG for the fiscal year 2015, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses, until October 2015 and the index of consumer prices City of Buenos Aires (IPCBA) for the November-December 2015 period, based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As of December 31, 2017 the Company, HIDISA, HINISA and CTG will hold a provision for the additional income tax liabilities assessable for fiscal years mentioned in case the inflation adjustment had not been deducted. This provision amounts to $ 843 million including compensatory interest and was disclosed in the line “Income tax liability and minimum notional income tax non-current”.

On March 31, 2017, CTG adhered to the tax moratorium set forth by Act No. 27,260 for income taxes corresponding to fiscal year 2015 on account of the application of the above-described inflation adjustment mechanism.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

38.2.2.2 Tax refund claim

The Company, HIDISA, HINISA and CPB have filed several tax refund claims in the amount of $ 1,228 million for overpaid income taxes taking into considerations the effects of the inflation adjustment mechanism.

On December 7, 2017, CPB collected the amount claimed for the 2002 period, which amounts to $ 4 million plus interest.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

38.2.3 Minimum national income tax

38.2.3.1 Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the IGMP corresponding to the fiscal years 2008 and 2009, seeking the refund of $ 25 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits. As AFIP didn’t answer the claim, the Company and CTLL brought the tax refund claim before a National First Instance Administrative Litigation Court Federal.

On August 25, 2016 CTLL obtained a favorable ruling by the Chamber of Appeals, which upheld the first instance decision sustaining the refund claim; however, the payment has not been received as of the date of these financial statements and the company is filing all applicable claims in this respect.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

38.2.3.2 Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years from 2010 to 2015, based on the decision by the CSJN in “Hermitage” dated on September 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax and for the fiscal year mentioned. The Court seized of in the proceedings decided to reject the precautionary measures.

During November and December, 2015, the Company and EGSSA (currently merged with the Company) received a favorable decision by the first-instance Court and the Chamber of Appeals, respectively, on the declaratory relief claim filed for fiscal period 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

During the month of November 2016, EGSSA obtained a favorable first-instance decision on the declaratory relief claim filed for fiscal period 2011.

During December 2016, the Treasury concluded an inspection on Edenor for fiscal year 2014, during which Edenor had applied the criterion established by the “Hermitage” decision in its IGMP.

Taking into consideration the different rulings favorable to the Company and its subsidiaries, and in line with the case law established by the “Hermitage” decision and the Treasury’s position on closing several verifications for periods where taxpayers do not have any taxable income (before the calculation of tax losses), in which the Treasury has waived its claims for these debts based on the unfavorable case law and in line with the criterion established by the Court, the Company has decided to derecognize the liabilities it had previously disclosed for the IGMP it should have assessed if the provisions of the Hermitage decision had not applied.

On March 31, 2017, CTLL and EASA adhered to the tax moratorium set forth by Act No. 27,260 regarding claims for the 2011 period in the case of EASA, and the 2012, 2014 and 2015 periods in the case of CTLL.

As of December 31, 2017, and due to the uncertainty on whether it may obtain a favorable decision, the Company keeps a $ 97 million in the line “Income tax liability and minimum notional income tax non-current” for the fiscal periods in which no tax losses have been evidenced. As of December 31, 2016 the minimum notional income tax provision amounted to $ 97 million, including compensatory interest.

38.2.4 Distribution Segment

Legal action brought by Edenor (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding Edenor liable for costs. Edenor filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, Edenor reiterated the request due to the revocation of SEE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the procedural time-limits in this incidental motion, as those in the main proceedings, continue to be suspended.

Conclusion: Edenor believes that there exist solid legal arguments to support its claim. It is estimated that this legal action will not be terminated in 2018.

NOTE 39: LEASES

39.1 Operating

a.   As lesee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices of Edenor), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras Substation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

As of December 31, 2017 and 2016, future minimum payments with respect to operating leases of use are as follow:

	12.31.2017	12.31.2016
2017	-	41
2018	84	8
2019	84	9
2020	35	6
2021	3	2
Total future minimum lease payments	206	66

Total expenses for operating leases of use for the years ended December 31, 2017 and 2016 are $ 85 million and $ 68 million, respectively.

b.   As lessor

Edenor has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2017 and 2016, future minimum collections with respect to operating assignments of use are as follow:

	12.31.2017	12.31.2016
2017	137	109
2018	137	109
2019	131	103
Total future minimum lease collections	405	321

Total income from operating assignments of use for the years ended December 31, 2017 and 2016 is $ 131 million and $ 108.2 million, respectively.

39.2 Financial

Corresponds to the financing granted to TGS for the sale of certain properties, plant and equipment belonging to the Oil and Gas business segment. This agreement was entered into in August 11, 2016 and consists of the collection of 119 monthly installments of US$ 623 thousand and a purchase option for the same amount payable at the end of the 120 months of contract life. As of December 31, 2017, this credit is included in other current and non-current receivables in an amount of $ 72 million and $ 89 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: OPERATIONS IN HYDROCARBON CONSORTIUMS

40.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending to the producing jurisdiction and market value of the product.

40.2 Oil and gas areas and participation in joint-operations

As of December 31, 2017, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

			Participation			Duration up to
Name	Note	Location	Direct	Indirect	Operator

Argentine Production
25 de Mayo - Medanito S.E.	(g)	Río Negro	100.00%	-	PAMPA	2026
Jagüel de los Machos	(g)	Río Negro	100.00%	-	PAMPA	2025
Bajada del Palo	(g)	Neuquén	3.85%	43.07%	PELSA	2025
Río Neuquén	(g)	Río Negro and Neuquén	33.07%	-	YPF	2027/2051
Entre Lomas	(g)	Río Negro and Neuquén	3.85%	43.07%	PELSA	2026
Sierra Chata		Neuquén	45.56%	-	PAMPA	2023
El Mangrullo		Neuquén	100.00%	-	PAMPA	2025
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2027
El Tordillo		Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe		Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	(a)	Mendoza	22.51%	-	Pluspetrol	2036
Charco del Palenque - Jarilla Quemada	(g)	Río Negro	3.85%	43.07%	PELSA	2034/2040
Anticlinal		Neuquén	15.00%	-	YPF	2026
Estación Fernández Oro	(e)	Río Negro	15.00%	-	YPF	2026
Rincón del Mangrullo	(e)	Neuquén	50.00%	-	YPF	2051
Senillosa	(f)	Neuquén	85.00%	-	PAMPA	2040

Foreign
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2025
Acema		Venezuela	-	34.49%	PDVSA	2025
La Concepción		Venezuela	-	36.00%	PDVSA	2025
Mata		Venezuela	-	34.49%	PDVSA	2025

Argentine Exploration
Parva Negra Este		Neuquén	42.50%	-	PAMPA	2018
Enarsa 1 (E1)	(c)	Argentine Continental Shelf	25.00%	-	YPF	-
Enarsa 3 (E3)	(c)	Argentine Continental Shelf	35.00%	-	PAMPA	-
Chirete		Salta	50.00%	-	High Luck Group Limited	2017
Río Atuel		Mendoza	33.33%	-	Tecpetrol	2018
Borde del Limay	(b)	Neuquén	85.00%	-	PAMPA	2014
Los Vértices	(b)	Neuquén	85.00%	-	PAMPA	2014
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	PAMPA	2027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

(a)       The granting of the concession is in progress and the term will be 25 years from such granting.

(b)       It is in process of returning to Gas y Petróleo del Neuquén SA (“GyP”, permit holder).

(c)       The Company, in compliance with section 5.2 of the respective partnership agreements, informed to the partners of Enarsa 1 and Enarsa 3, its decision not to participate in retraining them in exploration permits according to section 30 of Law 27.007.

(d)       Within the concession agreement renegotiation with the Province of Río Negro, it was agreed to assign to EDHIPSA 5% of the rights and obligations inherent to the production concession in Rio Neuquén area in the Province of Río Negro, to be assumed in equal parts by the partners.

(e)           The 15% interest in the assets corresponds to 12 wells in the Estación Fernandez Oro area and 10 wells in the Anticlinal area.

(f)            The company is currently conducting a process for the total reversal of the area.

(g)           In January 2018, the Company decided to sell these interests (Note 1).

40.3 Production concession in the Veta Escondida area

On April 4, 2012 by the sanction of the Provincial Decree No. 563/12, Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. The Company has sought relief alleging that it has complied with all requirements under the concession and that it did not commit any breach which would support the decision adopted by the Government of Neuquén.

As of the date of these financial statements, the parties are negotiating a solution to the conflict taking into account the current situation of the industry and market.

40.4 New concession and changes in working interest oil and gas areas

40.4.1 Parva Negra Area

Petrobras had submitted a request for an exploitation concession in Parva Negra area, holding a 100% interest. In 2014, Petrobras renegotiated its rights on the area and entered into a joint operation agreement with GyP, holder of the Parva Negra Este exploration permit, with GyP having a 15% interest and Petrobras (operator) having a 85% interest.

Regarding that circumstance, the Executive Branch of the Province of Neuquén, through Decree No. 575/2014, approved the joint operation agreement (UTE) for Parva Negra Este area, while Decree No. 1600/2015 approved Amendment No. 1 whereby EXXONMOBIL Exploration Argentina is authorized to participate. The Company has a 42.5% stake and the remaining commitment to drill 1 horizontal branch of approximately 2,500 meters in an exploratory well, and, if successful, to complete and test it, until the end of 2017.

With the drilling and completion of an approximate 2,500-meter horizontal branch in the PNE.x-1001(h) well and the corresponding trials which are currently under way, there are no outstanding commitments under this permit. A one-year extension was requested to conduct tests and trials in the well and evaluate its production behavior in order to conclude the evaluation of the permit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

40.4.2 Senillosa Area

On May 18, 2016, and subject to certain conditions subsequent, PEPASA and Rovella agreed on the assignment of Rovella’s 35% interest in the whole Senillosa joint venture in favor of PEPASA in consideration of the forgiveness of a debt it held with the company. Thus, PEPASA now holds an 85% interest in the Senillosa joint venture.

Lastly, as of the date of these financial statements and as a result of the low pressure and production in the wells, the long-term production trial was terminated and the built facilities were dismantled. Therefore, PEPASA recorded an impairment of Property, Plant and Equipment in the amount of $ 35 million under “Exploration Expenses”.

During fiscal year 2017, tasks for the abandonment of 12 wells were initiated, which will be concluded in the first semester of 2018.

40.4.3 Río Neuquén and Aguada de la Arena areas

On October 14, 2016, the Company perfected the sale of its 33.33% interest in the “Río Neuquén” area concession and its whole interest in the “Aguada de la Arena” area concession to YPF. On October 27, 2016, the Company consummated also the sale to an affiliate of Petrobras Brazil of 33.6% of all rights and obligations under the concession over the Río Neuquén area and 100% of all rights and obligations in the Colpa and Caranda areas in Bolivia.

40.4.4 Río Neuquén area in the Province of Neuquén

Pursuant to Decree No. 776/2016 passed on June, 13, 2016, the Executive Branch of the Province of Neuquén approved the Investment Memorandum of Agreement executed by Petrobras Argentina and such province, whereunder a 35-year non-conventional exploitation concession was granted over the Río Neuquén area, including a 5-year pilot development plan period.

This agreement mainly provides that Petrobras will be under a duty to execute a pilot plan for the development of non-conventional hydrocarbons (tight gas) involving the drilling of 24 wells and the refurbishing of surface facilities from 2016 through 2020. Total investments for such period are estimated at US$ 346 million. The agreement provides for the payment of a fixed bond of US$ 5.7 million and a Corporate Social Responsibility Contribution in the amount of US$ 8.6 million.

In addition, through a payment of $ 208 million, differences in interpretation concerning the sales tax in the proceedings pending before the Tax Bureau of the Province of Neuquén were finally settled.

YPF S.A. has been the operator of the area, where Petrobras Operaciones S.A. has an interest, since 2016.

40.4.5  25 de Mayo-Medanito S.E. area in the Province of La Pampa

On March 30, 2016, the Legislature of the Province of La Pampa enacted a law declaring “of strategic interest” the 25 de Mayo-Medanito S.E. area located in that province with the purpose of transferring its possession to the province after the expiration of the original term of the concession to Petrobras for 25 years.

On October 29, 2016, the Province of La Pampa took possession of the 25 de Mayo-Medanito S.E area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

As a result of the foregoing, the Company recognized a loss of $ 213 million, as of December 31, 2016 mainly related to environmental remediation and retirement obligations

PEPASA and Pampetrol SAPEM entered into an operating services agreement for the area for a term of one year as from October 29, 2016 in consideration of a compensation equivalent to approximately 62% of the hydrocarbon production in the area. This exploitation concession belongs to Pampetrol, and the agreement has not granted the Company any rights or interests over it.

On October 28, 2017, the rendering of the operating services terminated and the area began to be operated by Pampetrol SAPEM. The Company has performed all undertaken obligations, returned the facilities as and when required and in an operating status, and provided all the applicable environmental documentation.

40.4.6 Las Tacanas Norte area

Under the Public Tender No 1/2017 - V Round, for the selection of companies interested in the exploration, development and eventual exploitation of the blocks located in the Province of Neuquén and concessional in favor of the Gas y Petróleo del Neuquén S.A. (‘GyP’), on November 1, 2017, the Board of Directors of GyP has proceed to award in favor of the Company for the offer summited for Las Tacanas Norte block.

Las Tacanas Norte block has a 120 km2 surface and is adjacent to El Mangrullo block, which is currently operated by the Company. The accepted offer consists of a perforation of up to 8 wells with the objective toward Vaca Muerta formation, and other exploratory studies. The exploratory license is for a 4-year term (2018-2021).

40.4.7 Rincón del Mangrullo area

On August 1, 2017, YPF entered into an Agreement with the Province of Neuquén for the awarding of an unconventional exploitation concession in the Rincón del Mangrullo area, which was approved by a provincial executive order.

The main commitments of the Agreement are as follows:

-    A 35-year extension of the exploitation concession,

-    A commitment to pay a bond, a corporate social responsibility contribution and the stamp tax for a total amount of US$ 20 million, and

-    An investment commitment of US$ 150 million aiming to further the development of the Mulichinco formation (tight gas) and to explore the potential of the Lajas and Vaca Muerta formations.

Although the Company will participate in this new unconventional concession in Rincón del Mangrullo jointly with YPF, its investment commitment will amount to 30% of the total amount agreed upon between YPF and the Province of Neuquén as PEPASA’s Agreement with YPF does not include the Vaca Muerta formation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

40.5 Investment Commitments

In the Province of Río Negro, in the 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén concessions, the Company committed to spend a total estimated amount of US$ 908 million in exploration and exploitation activities (US$ 451 million until 2017, US$ 266 million during the 2018-2020 period and US$ 191 million from 2021 onwards). Additionally, in Entre Lomas field concession, PELSA committed to spend a total estimated amount of US$ 492 million in exploration and exploitation activities as from the agreement’s effective date (US$ 173 million until 2017, US$ 140 million during the 2018-2020 period and US$ 179 million from 2021 onwards).

In January 2018, the Company decided to sell its 58.88% interest in PELSA and its interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito / Jagüel de los Machos areas to Vista Oil & Gas (Note 1.5.2).

40.6 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2017 and 2016:

	12.31.2017	12.31.2016

At the beginning of the year	274	113
Increase for subsidiries acquisition	-	227
Increases	196	102
Transferred to development	(177)	(57)
Loss of the year	(27)	(111)
At the end of the year	266	274

Number of wells at the end of the year	7	7

40.7 Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2017.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	32,935	12,646	8,695	8,667	41,630	21,313

Total at 12.31.2017	32,935	12,646	8,695	8,667	41,630	21,313

(1) In thousands of barrels.
(2) In millions of cubic meters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND ENERGY DISTRIBUTION SEGMENTS

41.1 Generation

During the fiscal years ended December 31, 2017 and 2016, CPB recorded comprehensive losses for $ 120 million and $ 210 million, respectively.

This is mainly due to: (i) a heavier financial burden due to the cessation of the capitalization of financial expenses corresponding to the portion of CAMMESA’s financing destined to the Technological Upgrade Works for units TV29 and TV30, which concluded in 2016 and 2017, respectively; (ii) certain sudden outages of both units; and (iii) the delay in their commissioning after the conclusion of the overhauls.

However, CPB is starting to remedy this situation with the higher reliability and availability of turbines, as well as an improvement in the remuneration scheme set forth by SEE Resolution No. 19/2017. This allowed for the operating income to record a profit of $ 252 million.

As of December 31, 2017, CPB’s working capital was negative in the amount of $ 375 million.

It should be pointed out that CPB has recorded financing with affiliates in the amount of $ 449 million under “Loans”, which will be partially refinanced through future disbursements by CAMMESA under the Overhauls Financing Agreement and with the higher operating cash flow expected by the Company.

Notwithstanding the foregoing, and according to the estimates made by CPB’s Management, there is no significant substantial doubt on CPB´s ability to continue operating as an on-going business.

41.2 Electricity distribution

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore Edenor’s economic and financial position; therefore, Edenor’s Board of Directors is optimistic that the new electricity rates will result in Edenor’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect Edenor’s business.

As of December 31, 2017, Edenor’s comprehensive income results in a profit to $ 691 million, whereas the working capital totals $ 3.3 billion – deficit-, which includes the amount owed to CAMMESA for $ 4.7 billion (principal plus interest accrued as of December 31, 2017).

Edenor’s equity and negative working capital reflect the deteriorated financial and cash position Edenor still has as a consequence of both the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which Edenor absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: (Continuation)

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these financial statements, the definitive treatment to be given, by the MINEM, to the effects resulting from the non-compliance with the Adjustment Agreement, including the level of penalties the remaining balances with CAMMESA and other effects caused by the partial measures adopted, has yet to be defined during the years prior to the validity of the new RTI.

These issues, among other, are the following:

i)      the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)    the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)   the treatment to be given to the Penalties and Discounts whose payment/crediting is pending, determined by the ENRE, under the terms and during the term of validity of the Agreement Act unfulfilled by the National State.

In this regard, on April 26, 2017 Edenor was notified that the MINEM had provided that, upon completion of the RTI process, the SEE -with the participation of the Under-Secretariat for Tariff Policy Coordination and the ENRE-, should determine in a term of 120 days whether any pending obligations existed until the effective date of the electricity rate schedules resulting from the RTI and in connection with the Adjustment Agreement entered into on February 13, 2006. Likewise, the treatment to be given to those obligations was also to be determined. Edenor has submitted the information requested by the MINEM in the framework of this requirement. At the date of issuance of these financial statements such situation is still pending resolution.

NOTE 42: OPERATIONS IN ECUADOR

As from 2006 the Ecuadorian government implemented far-reaching tax and regulatory reforms in connection with hydrocarbon activities, which involved material changes in the conditions set forth at the time of execution of participation agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others, executed the Amendatory Agreements regulating the operation of Block 18 and Palo Azul while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government, as this is insufficient to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of the Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

Section 9 of the Amendatory Agreements indicates that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned, which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

On December 9, 2011, Petrobras Argentina served a notice on the Ecuadorian government (Trigger Letter) informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. The Treaty, implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the joint operation, submitted to the Ecuadorian Goverment a letter of notification of a dispute under the terms of the Amendatory Agreements starting their decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

Finally, on February 26, 2014 the request for arbitration against Ecuador and EP Petroecuador, was presented in the above terms. Con fecha 16 de enero de 2018, el Tribunal emitió el Laudo en el cual determinó el Valor de Liquidación que asciende a U$S 515 millones, pagaderos U$S 176 millones a EcuadorTLC S.A., en función a su participación en el Bloque.

Even though the parties may file a plea of nullity before the Courts of the City of Santiago de Chile within 3 months after the service of notice of the award, they have begun to negotiate the conditions to cancel the settlement.

As of December 31, 2017 the Company has recorded $ 998 million to be recovered from the Ecuadorian State in accordance with the provisions of the Amendments Agreement, disclosed in Other non-current receivables. Such amount does not include the calculation of the update provided for in such agreements since, as of December 31, 2017, it was not possible to determine with certainty the applicable adjustment rate.

Crude Oil Transportation Agreement with OCP

The Company holds a contract with OCP, whereby it assumed a commitment to an oil transport capacity of 80,000 barrels/day for a term of 15 years counted as from November 10, 2003.

The transport contract is a “Ship or Pay” contract, so the Company must meet its contractual obligations for the total volume agreed upon, regardless of the real volume transported, and has to pay, the same as the other producers, a rate that covers the operating costs and financial services of OCP, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

Ecuador TLC has the right to sell the transport capacity in the heavy crude oil pipeline (OCP) to mitigate the negative impact of its non-use. Periodically, the Company negotiates the sale of the hired transport capacity. On December 31, 2008, the Company entered into a contract with Petroecuador whereby the Ecuadorian State assumed a commitment to charge, effective January 1, 2009, the available crude owned by it and transported through the heavy crude oil pipeline to the oil transport capacity hired by the Company, up to a maximum volume of 70,000 barrels/day. In addition, the Company sold transport capacity of approximately 8,000 barrels/day of oil for the period from July 2004 to January 2012. As a result of the contract non-compliance by the buyers, the Company is making the pertinent claims. Lastly, 40% of the net contractual commitment resulting from the above had been assumed by Teikoku Oil Ecuador, as consideration for the transfer to this company of the 40% interest in Block 18 and Palo Azul in October 2008.

In the third quarter of 2015, the Company, through Petrobras Bolivia Internacional S.A., reassumed the obligations previously assigned to Teikoku Oil Ecuador relating to the mentioned agreement and received a US$ 95 million payment.

As of December 31, 2017 the Company carries a liability for the net transport capacity hired from OCP, in current provisions for $ 389 million. The premises used in calculation of the provisions mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability in question, the business segment and the country where the transactions are conducted. In the assessment of liabilities as of December 31, 2017, the Company reviewed the assumptions used for the calculation based on the progress in the contractual renegotiations, which resulted in a $ 150 million net profit under “Other operating income”. No additional obligations resulting from contractual renegotiations are estimated as of December 31, 2017.

In January 2018, EcuadorTLC assigned to PEO a transportation capacity of 10,000 barrels/day. In consideration thereof, EcuadorTLC will pay to PEO US$ 2.9 million so that PEO may cancel the commitments associated with the transportation capacity. To afford this compensation, EcuadorTLC will receive a loan from the Company.

In January 2018 PEO declared the Equity Expropriation Event, whereby, under certain circumstances stipulated in the agreement, the Company, in its capacity as guarantor, will bear the payments for the capital charges associated with the assigned transportation capacity.

The Company must hold collaterals to ensure compliance with its financial commitments under the Ship or Pay transport contract with OCP and the commitments related to OCP trade payables. The collaterals, falling due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. As of December 31, 2015, the Company holds collaterals for approximately US$ 23 million, which are disclosed under “Other current receivables” in the line item “Guarantee deposits”. The Company is required to renew or replace the collaterals as they fall due; otherwise, those amounts shall be paid in cash.

Investment in Oleoductos de Crudos Pesados (OCP) - Ecuador

The Company has a 11.42% equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000  barrels/day.

OCP has negative equity as a result of certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury have differences in interpretation. However, and since the Company has not made any capital contributions or financial assistance commitments to OCP, this shareholding has been valued at zero.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 43: REGULARIZATION REGIME (MORATORIUM)

Between the 29 and the 31 of March 2017, the Company adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. The Company related liabilities were mainly attributable to contingencies identified in Petrobras’s acquisition process including interpretation differences with the Argentine tax authority regarding i) the time of recording well abandonment expenses for income tax purposes, ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; iii) the Tariff heading used by the Company for certain exported products; and iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by the Company. In relation to the last matter described before, the Company entered into an agreement with Siemens pursuant to which Pampa received the reimbursement of related incurred costs. As of December 31, 2016, the carrying amount of the matters that were included in the moratorium amounted to $ 1,332 million and $ 668 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime established benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain after income tax effects of $335 million.

NOTE 44: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal periods. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

NOTE 45: COMPENSATION PLANS

45.1. Company-Value Compensation - PEPASA

On November 6, 2013, PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of US$ 0.1735 per share determined at the exact moment of the capital stock increase.

On January 13, 2014, the capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective.

The variable remuneration may be required by officers as follows:

1)            25% as from June 2015

2)            7.14% as from December 2015

3)            32.15% as from June 2016

4)            35.71% as from June 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

The given right may be monetized at any time from the date of effective enforcement until November 15, 2020 (by 5%) and 11 January 2021 (for the remaining 2%) over 7% of the share capital calculated according to what was detailed in the first paragraph of the note.

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model were  the following:

1)            54.3% volatility based on the volatility of the shares of other comparable companies;

2)            1,6886% risk-free U.S. dollars interest rate;

Since its organization, PEPASA s growth and performance has far exceeded all initially defined metrics, parameters, and development and business plans.  Therefore, and in view of its officers' significant contribution to meeting such goals, on December 28, 2015, PEPASA entered into an amendment to the compensation agreement providing for the full and irrevocable accrual of the variable remuneration to be collected by officers regarding the percentages which are not yet due effective as from that date, without this affecting the previously described enforceability.

On January 18, 2017, PEPASA's executives requested the monetization of a significant part of the right due at that date, which was canceled by the Company on January.

45.2 Stock-based Compensation Plan – Certain officers and other key staff

On February 8, 2017, the Company’s Board of Directors approved the creation of a stock-based compensation plan and the first Specific Program (2017-2019), whereby certain officers and other key staff covered by each Specific Program will receive a certain number of company shares within the stipulated term aiming to encourage the alignment of the employees performance with the Company’s strategy and to generate a clear and direct link between the creation of value for shareholders and the employees’ compensation.

Furthermore, the Company’s Board of Directors approved the acquisition of own shares in the market as a means of implementing the Plan.

The first Specific Program was established for a three-year period, between 2017 and 2019, and considers the compensation period comprised between August 1 and December 31, 2017, plus the assigned bonus, as the basis for calculating the number of shares, with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date.

On April 7, 2017, the Company's Shareholders’ Meeting ratified the approval of the Stock-based Compensation Plan by the Board of Directors on its February 8, 2017 meeting, as well as its terms and conditions; and approved the cancellation of the preferential offer to shareholders in respect to the disposition of such shares as authorized by Section 67 of Capital Markets' Act No. 26,831 for the purposes of implementing such Plan.

The number of shares is calculated based on a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period, provided the employment relationship continues at least as at each vesting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

As of the issuance date of these Financial Statements, the Company has: (i) determined that 383,198 treasury shares should be delivered to employees pursuant to the first Specific Program (2017-2019 period), with vests in March 2017, 2019 and 2020, of 33%, 33% and 34%; and (ii) estimated a quantity of 672.898 treasury shares should be delivered to employees pursuant to the second Specific Program 2018-2020, with vests in March 2019, 2020 and 2021, of 33%, 33% and 34%.

As of the issuance date of these Financial Statements, the Company has acquired 193,000 treasury shares and 92,280 treasury ADRs for an amount of $ 72 million, which will be destined to the implementation of the Company's Stock-based Compensation Plan.

45.3. Compensation agreements - Senior Management

On June 2, 2017, the Board of Directors approved the execution and signing of compensation agreements with the Company’s main officers (the “Senior Management”), conditional upon their approval by the Annual Ordinary Meeting of Shareholders to be held each year. These agreements are effective as of January 1, 2017.

In accordance with international practices, the purpose of these agreements is to efficiently align the Senior Management’s interests with those of the Company and its shareholders, creating value for them only inasmuch as value is generated for shareholders, that is, if the Company’s market value increases.

Under these agreements, the Senior Management will be entitled to a fixed compensation and an annual, variable and contingent long-term compensation related to the Company’s annual market value appreciation, with a cap on the Company’s operating income

With the purpose of avoiding duplication, any analogous compensation that the Senior Management had received from any of the Company’s subsidiaries, will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

45.4. Share-based Compensation Plan - Edenor

In the last months of fiscal year 2016, Edenor’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets, after the effort made by the directors in the negotiation of the RTI. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting of Edenor held on April 18, 2017.

At the date of issuance of these condensed interim financial statements, Edenor awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 46: INCIDENT AT CENTRAL TÉRMICA GENELBA

On September 22, 2017 a major incident occurred in the TG11 unit, which makes up Central Térmica Genelba’s combined cycle plant, and which resulted in severe damage to the turbine’s generator. Following the incident, the combined-cycle generation capacity has been reduced by 50% (330 MW).

After evaluating the causes of the failure, the Company, together with the generator’s manufacturer (SIEMENS), started the works for the installation of a new generator.

On January 5, 2018, works concluded and TG11 became operative again, thus regaining 100% of the combined cycle capacity.

Following this event, the Company is making all necessary filings with insurance companies to collect the compensations for the damages sustained as a result of the failure and to minimize losses in connection with breaches of its availability commitments.

NOTE 47: NEW GENERATION PROJECTS

Under the National Government’s call for the expansion of the generation offer, the Company participates in the following thermal generation closing projects:

47.1 2014 Agreement for the Increase of Thermal Generation Availability

On September 5, 2014, the Company, together with its generation subsidiaries, executed a thermal generation availability increase agreement with the National Government through the application of LVFVDs and the generators’ own resources.

The project consisted of a 120 MW expansion in CTLL’s power plant generation capacity through the installation of two 8 MW engine generators and a 105 MW high-efficiency gas turbine.

On July 15, 2016, the new 105 MW high-efficiency gas turbine was commissioned for service, whereas the second project is currently under construction, and its commissioning is expected for May 2018.

47.2 SE Resolution No. 21/2016

The following projects were awarded under the call for bids made by the National Government to parties interested in offering new thermal power generation capacity pursuant to SE Resolution No. 21/2016.

For each of the awarded projects, the Company has entered into a wholesale power purchase agreement with CAMMESA for a term of 10 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses.

47.2.1       Central Térmica Parque Pilar (“CT Pilar”)

This project, which consisted of the construction of a new power plant in the Pilar Industrial Complex (located at Pilar, Province of Buenos Aires), is made up of 6 cutting-edge and high-efficiency Wärtsilä engine generators with a total 100 MW capacity and the possibility to run on natural gas or fuel oil. The total investment was approximately US$ 103 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

On August 31, 2017, CAMMESA granted the commercial commissioning of CT Pilar, which became operative as from that date.

47.2.2       Extension of Central Térmica Loma de la Lata

The project consists of the expansion of CTLL’s power plant generating capacity through the installation of a new GE aeroderivative gas turbine (model LMS100) with a gross generation capacity of 105 MW. The investment amounted to approximately US$ 90 million.

On August 5, 2017, CAMMESA declared the commercial commissioning of the new gas turbine, which became operative as from such date.

47.2.3       Central Térmica Ingeniero White (“CT I. White”)

The project consisted of the installation of a new power plant in I. White (Bahía Blanca, Province of Buenos Aires) with similar characteristics as that mentioned in Note 47.2.1. The total investment was approximately US$ 90 million.

On December 21, 2017, CAMMESA declared the commercial commissioning of CT I. White, which became operative as from that date.

47.3 SEE Resolution No. 420/2017

Under the call by the National Government to parties interested in developing projects for co-generation and the closing to combined cycles over existing equipment, on October 18, 2017 the SEE, through Resolution No. 926-E/17, awarded Genelba Plus’ closing to combined cycle, which will add a 383 MW capacity over Genelba’s power plant existing facilities.

The Genelba Plus’ closing to combined cycle project consists of the installation of a new gas turbine, a steam turbine, and several enhancement works over the current Genelba Plus gas turbine, which altogether will complete the second combined cycle at Genelba, with a total gross power capacity of 552 MW. The estimated investment amounts to US$ 350 million.

Siemens and Techint will be in charge of the equipment supply, and the construction and commissioning of the project on a turnkey basis. Its commissioning at open cycle is expected for the second quarter of 2019, and as closed cycle for the second quarter of 2020.

47.4 RenovAr Program (Round 1)

Under the call by the National Government to parties interested in developing projects for generation from renewable sources, on October 7, 2016 the MEyM, through Resolution No. 213/16, awarded the Corti wind farm project submitted by Greenwind.

On January 23, 2017, the Company entered into a wholesale power purchase agreement with CAMMESA for a term of 20 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

The project consists of the installation of a 100 MW wind farm in Bahía Blanca, Province of Buenos Aires. The total investment will amount to approximately US$ 135 million.

Vestas will be in charge of the equipment supply, and the construction and commissioning of the project on a turnkey basis. Its commercial commissioning is expected for May 2018.

47.5 SEE Resolution No. 281/2017 – Renewable MAT

Under the new regulations for the Renewable MAT, which production will be targeted at large users under power supply agreements between private parties, on January 29, 2018 CAMMESA granted a 50 MW priority to the “Pampa Energía” wind farm and a 28 MW dispatch priority to “de la Bahía” wind farm.

These projects will be developed in the Province of Buenos Aires, near the City of Bahía Blanca, and together will have a 100 MW power capacity. The total investment amounts to approximately US$ 140 million.

The priority allocation will ensure dispatch for both wind farms and therefore, will guarantee support to our future clients choosing to comply with their obligation to meet their electricity demand with renewable sources of energy from our wind farms.

NOTE 48: TAX REFORM

On December 29, 2017 the National Executive Branch passed Act No. 27430 – Income Tax. This Act introduced several modifications in the income tax treatment, the key components of which are described below:

48.1 Income tax

48.1.1. Income tax rate

The income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Income tax rate change” under Income tax and Minimum presumed income tax of the Consolidated Statement of Comprehensive Income (Note 14).

48.1.2. Tax on dividends

The tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, will be subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 will be subject to a 13% withholding.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 48: (Continuation)

48.1.3. Transfer prices

Controls are established for the import and export of goods through international intermediaries different from the exporter at the point of origin or the importer at destination.

Furthermore, the Act sets out the obligation to provide documentation allowing for the verification of the characteristics of the transaction for the import and export of goods and the export of commodities, in both cases when they are conducted through an international intermediary different from the exporter at the point of origin or the importer at destination.

48.1.4. Tax and accounting revaluation

The Act provides that Companies may opt to make a tax revaluation of assets located in the country and subject to the generation of taxable earnings. The special tax on the revaluation amount depends on the asset, and will amount to 8% for real estate not accounted for as inventories, 15% for real estate accounted for as inventories, and 10 % for personal property and other assets. Once the option is exercised for a certain asset, all assets within the same category should be revalued. The tax result from the revaluation will not be subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax.

The Company is currently analyzing the impact of the above-mentioned option,

48.1.5. Adjustment

The reform sets out the following rules for the application of the income tax inflation adjustment mechanism: (i) a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the variations in the Wholesale Domestic Price Index (IPIM) published by the National Institute of Statistics and Censuses (INDEC); and (ii) the application of a comprehensive adjustment when the IPIM variation exceeds 100% in the 36 months preceding the closing of the fiscal period.

The adjustment of acquisitions or investments made in fiscal years beginning as from January 1, 2018 will increase the deductible depreciation and its computable cost in case of sale.

48.2 Value-added tax

Reimbursement of favorable balances from investments.

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

48.3. Fuel tax

Certain modifications are introduced to the fuel tax, incorporating a tax on the emission of carbon dioxide. The reform simplifies the fuel taxation structure, keeping the same tax burden effective prior to the reform.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 49: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

“Free translation from the original in Spanish published in Argentina”

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Pampa EnergÃa Sociedad Anónima (Pampa S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Pampa EnergÃa Sociedad Anónima (Pampa S.A.) (hereinafter, "Pampa S.A." or the "Company") and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of the Company's Annual Report on Form 20-F. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, March 8, 2018.

We have served as the Company's auditor since 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2018

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.